SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

Irsa Inversiones y Representaciones Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant´s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the Annual Report and Financial Statements corresponding to the fiscal year ended on June 30, 2007 and 2006.

Inversiones y Representaciones

Sociedad Anónima

Business Overview and Financial Statements

Years ended June 30, 2007 and 2006.

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CORPORATE PROFILE

Incorporated under the laws of Argentina in 1943, IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or “The Company”) is the biggest real estate company in Argentina and the only one whose shares are listed and traded on the Bolsa de Comercio de Buenos Aires (“BCBA”) and New York Stock Exchange.

We are one of Argentina’s leading real estate companies. We are engaged directly or indirectly through subsidiaries, joint ventures and strategic alliances in a range of real estate activities in Argentina. Our principal activities consist of: (i) the acquisition, development and operation of office and other properties primarily for rental purposes; (ii) the acquisition, development and operation of shopping centers properties; (iii) the acquisition and development of residential properties primarily for sale; (iv) the acquisition and operation of luxury hotels; and (v) the acquisition of undeveloped parcels of land in strategic areas for future developments or sale. We hold an interest of 11.76% in Banco Hipotecario, one of the main financial organizations of the country.

Our principal executive office is located in Bolívar 108, Buenos Aires (C1066AAB), Argentina. Our headquarters are located in the Intercontinental Plaza Tower, Moreno 877, Buenos Aires (C1091AAQ). Our telephone is +54 (11) 4323-7400, our fax is +54 (11) 4323-7480 and our website is www.irsa.com.

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LETTER TO SHAREHOLDERS

To Shareholders:

Income for fiscal year 2007 was Ps. 107. 1 million that is 11% increase with respect to the previous year. After several years of sustained growth we have been able to consolidate the profits of all our business lines, placing us in an excellent position to start a new path for future growth. This situation is clearly shown in the uninterrupted growth of the EBITDA that increase 8.5% as related to the previous year. As a consequence of this improvement and as a part of our investment strategy we have completed certain acquisitions and developments in several Company segments.

Year 2006 concluded with an increase of the economic activity of 8.4% and a growth of 7.9% is awaited for year 2007. Consequently, the economy grew uninterruptedly during 49 months, exceeding by 17.9% the maximum levels of year 1998 and by 50.3% the floor of the year 2002 crisis. Future projections indicate a significant rhythm of economic expansion estimating that the income policy will continue being strongly expansive as there are no signs of deceleration of the key consumption variables. Also, salary and retirement increases are projected as well as higher consumption credits. Private consumption grew 8.2% during the year this being higher to the GDP increase.

On the other hand, the construction industry was one of the most important boosters of the economy as from year 2003 with growth rates that duplicated those of the GDP. Investments of the sector were 62% of the total gross investment of year 2006 and it is currently expanding at moderate rates with the higher level registered in July 2006. It is awaited that by the end of year 2007 the growth rate will be in line with the GDP, which is 7.5% approximately. We are optimistic as regards the industry projections as the sector continues a good growing level.

In respect of the shopping center segment, in line with our regional expansion strategy, we have acquired two real estates in the city of Cordoba the second most important city in the country. In July 2006 the acquisition of the Villa Cabrera Shopping Center was completed, this being a shopping center covering 35,000 square meters of surface area, including 106 shopping stores, 12 movie theatres and parking lot for 1,500 vehicles, placed in the Villa Cabrera quarter one of highest acquisition power districts in the city of Cordoba. In November 2006, we were awarded through a public bidding the building known as Edificio Ex-Escuela Gobernador Vicente de Olmos, covering 5,147 square meters of surface area on which a part of the Patio Olmos commercial center is placed with four commercial plants and two underground parking lots.

On the other hand, we have started developing a large new commercial center in the city of Buenos Aires that will be placed in the crossing of the General Paz Avenue and the Panamericana highway in the Saavedra district. This business will allow us to consolidate the market share we currently have in the city of Buenos Aires. The project includes the construction of a shopping mall, an hypermarket, several movie theatres and an office and/or residential building allowing us to capture people with a very good acquisition power living in the Northern area of Greater Buenos Aires. Panamerican Mall S.A. (PAMSA), a recently incorporated company in which our Alto Palermo S.A. (APSA) subsidiary holds 80% share, is in charge of developing this project.

The offices segment continues a significant recovery path. The consistent lack of locative offer and the increasing demand of the last year have put an upward pressure on the rental values. The class A and AAA office segment is placed on the market in vacancy levels under 4% and rental values of 30 US$/square meters and 35 US$/square meters1, approximately, which are pre-crisis levels. We believe that this scenario is highly positive for the Company. In respect of the impact on the recovery of our profits, as these are mostly 36 months rental contracts, the effect will only show progressively during the coming fiscal years.

Also in this segment, important acquisitions were completed during the year. We have subscribed a purchase option for the Edificio República, one of the most emblematic in the city having been designed by the worldwide known architect César Pelli. This is a 20-storey building totaling a gross locative area of 19,800 square meters of class AAA offices. We have also acquired the Edificio Bouchard Plaza, which is known as Edificio La Nación, this also being a 20-storey class AAA office building covering a gross locative area of 33,324 square meters, located in Buenos Aires city downtown. In addition, we have purchased commercial stores and parking lots in the Edificio Dock del Plata a class AAA building covering a gross locative area of

[1]	Source: Richard Ellis

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7,921 square meters located in the very exclusive area of Puerto Madero. With all these acquisitions, the Company´s rentable area of AAA and A offices has increased by 70% placing our share in this segment of the market in 20%.

In respect of our sales and real estate development business unit, in addition to our projects directed to the higher income segment, we have started focusing on other lesser income segments of the market. We believe that the salary adjustments and the improving situation of mortgage loans will tend to generate a larger access to the real estate property by such lesser income segments.

A lesser number of plots were bartered during the current year in respect of the previous one since our intention is to start our own new development by participating in a company that was incorporated for such purpose. The decision to keep the plots in our stock for their development was shown in lesser income and in the EBITDA of this business unit in year 2007. However, thanks to this decision it is awaited that a significant increase will occur in the results and EBITDA of future years. If we analyze the growth of EBITDA in total segments, excluding this business unit, the increase in respect of the previous year was 27.3%, which is much higher to 8.5% if we included. This would show the significant growth in the other segments that was not entirely shown in the global indicators due to the change of operating modality in the business unit.

During the year we have moved forward with the Torres Renoir project in Puerto Madero, which is a two tower building project aimed at a high income segment. The progress level of the first tower is 78% and 4.5% for the second one. We have continued developing the Caballito Nuevo project, a residential complex of two 34-storey buildings directed to a medium income segment.

Also during the current year we have acquired two adjacent buildings in the Vicente López district, our project being to develop a very important entrepreneurial real estate. We are currently beginning the construction of the show-room for the future marketing of the buildings.

In respect of the urbanization of the 70 hectares estate located 10 minutes far from the Government House, the first development stages have started. This project is being “developed” through our recently incorporated subsidiary Solares de Santa María S.A. (Solares), having a residential profile devoted to a mix of purposes, including offices, stores, hotels, sport and nautical clubs, supporting service areas such as schools, supermarkets, parking lots, etc. This project has been conceived as a new district in the city of Buenos Aires.

As regards the hotel market the demand continues the expansion trend pushed by tourism, which has generated an increase in the sector´s tariffs. Within such context, in the twelve months as of June 30, 2007 the average occupancy rate was 74% and the average rate was US$ 152, approximately. As there are possibilities that the growth potential of the sector will still increase, we have started remodeling the two Buenos Aires hotels. On the other hand, the expansion of the Hotel Llao Llao in the Argentine Patagonia is in an important stage of progress, the opening of the 42 suites on the Moreno Lake being estimated for the beginning of the next year.

With the purpose of financing the investments and developments referred to above, in February we issued Class I ten years Negotiable Bonds of IRSA in an amount of US$ 150 million and 8.5% annual rate to be paid biannually. The issue price was 100% of the nominal value and cut offer rates were received for up to three and a half times on the amount offered, which shows the strong investment community support to the Company´s business plan. In May 2007 we issued two other series of Negotiable Bonds through APSA in an amount of US$ 170 million. APSA´s Class I are for the issuance of US$ 120 million to be matured in 2017, accruing a fixed interest rate of 7.875% to be paid biannually, the capital to be fully paid at maturity. APSA´s Class II are for issuing Ps. 154 million (equivalent to US$ 50 million), to be matured in year 2012, accruing a fixed interest rate of 11% to be paid biannually, the capital to be cancelled in seven biannual, equal and consecutive installments as from year 2009.

This unquestionable favorable context is a highly significant time to plan and complete new projects. In this new stage our plan is to widen our investments in Latin America as we believe that the know-how we have been able to achieve during the last years and the access to the capital market will allow us to capture important business opportunities.

Undoubtedly, IRSA´s potential has been possible to attain only with the joint effort of our shareholders, creditors, directors, lessees, clients, vendors, employers and the community in general, all of these being

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protagonists of our current evolution. Consequently, I wish to express my gratitude for the permanent effort and compromise towards the organization.

Eduardo S. Elsztain

President

City of Buenos Aires, July 30, 2007.

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MACROECONOMIC CONTEXT

The Argentine economy

Subsequent to the strong progress shown during calendar year 2006, the economy activity continued its growing path during the current calendar year principally pushed by the internal expense and the favorable evolution of the price of commodities. In line with the current rates, it is estimated that during the second quarter of this calendar year the economy would have expanded slightly above 2% seasonally adjusted, accumulating 21 quarters of uninterrupted growth allowing the Gross Domestic Product to (GDP) be 20% above the maximum estimated prior to the crisis (8.3% in per capita terms).

The GDP increase in calendar year 2007 would be principally boosted by private consumption and the public consumption would increase at a rate higher than that of year 2006. The Gross Domestic Fixed Investment (GDFI) would continue growing above the economy average, although at a lesser speed than that of the last years, led by purchases of durable production equipment.

Taking these estimates into account and the statistical pull of 3.3 percent points of calendar year 2006, it is awaited that the economy will grow approximately 8% inter-annually by December of the current year. Consequently, we would be entering into the fifth consecutive year of economic growth, being the largest and strongest expansive stage since the 1964-1974 period.

During the current calendar year investment expense would be showing deceleration signs with respect to the previous years. Higher expense levels would be the consequence of higher investments both in the private and public sectors. In the first case, expectancies of a larger economic growth and profitability would stimulate all investment decisions. On the other hand, higher investments in infra-structure (focused on the delivery of electricity) and household plans would increase the share of the public sector in the GDFI

Specifically for the second quarter of the current calendar year 2007 the investment would have accelerated and expanded at a rate above 5% seasonally adjusted, that is higher to the last year average (3.3% seasonally adjusted). This increase would be principally boosted by purchases of durable production equipment, and construction expense would be relatively stable in the levels of the fourth quarter.

Consumption is still the principal booster of the economy growth along 2007, influenced both by larger expenses of families and of the public sector. The increase of the private consumption would relate to several issues, among which we would mention the increase of retirement payables and salaries within a context in which loans for consumption are growing at high rates.

In accordance with estimates of the Argentine Central Bank (BCRA), it is awaited that private consumption will increase 7% approximately during the year, this amount being slightly lesser to the rising of previous years, and would indicate that this issue keeps an outstanding dynamism and contributes with two-thirds of the product growth. These ratios would anticipate a good consumption behavior in family houses as regards wholesales, retailers and sale of vehicles, in a context in which personal loans continue showing higher growing rates.

The trade balance of goods and services would be surplus for the sixth consecutive year although it will continue it current declining trend. During the first six-months of calendar year 2007 imports measured at constant prices continued increasing in inter-annual terms at a higher rhythm than exports.

The boosting of imports resulted due to higher purchases of capital and intermediate goods, together with increases in all the other items in a context of de-accumulation of stocks.

In the absence of an international level moneylender and with the purpose of eradicating the external vulnerability that characterized our economy during the last decades, the BCRA continues with the policy of accumulating international reserves based on precautionary reasons (maintaining the nominal rate of exchange of Ps. 3,10 = US$ 1) and providing for a solvent and foreseeable scenario. Consequently, this policy allowed an historical record of international reserves in Argentina by exceeding the amount of US$ 37,380 million recorded in January 2001.

It is important to mention that the BCRA executes a monetary policy consistent with the balance between supply and demand in the monetary market, sterilizing a significant portion of the primary money generated by

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purchasing foreign exchange and placing LEGAC and NOBAC, concentrating swap operations and collecting re-discounts. Particularly during the six-month period ended June 30, 2007, the BCRA sterilized approximately 90% of the primary issue of money associated with the accumulation of international reserves.

Furthermore, the hoarding of reserves is not the simple reflection of external indebtedness but the opposite face of the external surplus in a fiscal surplus context. In this sense, the current account continues showing favorable results, estimating that by December 2007 six consecutive years of positive balances will be completed, which has not happened during the last four decades. During last year, the current account outcome was higher than in 2005 growing by US$ 8,000 million (3.8% of the GDP). For the current year, a surplus that in nominal terms would be similar to that of 2006 is estimated, principally pushed by the trade balance. Although during the second quarter of calendar year 2007 exports showed a temporary deceleration -principally due to the dispatch of certain primary products such as soy beans and copper benefiting- it is estimated that during the next months external sales will recover the previous upward trend and that total sales will be US$ 52,000 million, approximately.

On the other hand, the public accounts still have a positive performance, boosted by increasing tax collections that in part allow compensating the upward trend of the primary expense. For the rest of the year it is estimated that tax profits will continue expanding and collections would be above 24% of the GDP, and the outcome of the National Non-financial Public Sector (NNPS) would reach as of December 31, 2007 the primary surplus included in the National Budget. However, considering the estimated financial surplus up to the end of the calendar year and the new estimated issues of debt in foreign currency, the financing of the National Public Treasury (NPT) needs would not have difficulties during the current calendar year.

The positive evolution of activity levels is still accompanied by better labor and social variables. For the first quarter of calendar year 2006, unemployment was in line with the awaited increasing to 9.8%.

As of June 30, 2007 the Consumer Price Index of Greater Buenos Aires (CPI—GBA) registered in June of the current year an inter-annual increase of 8.8%, and the Wholesale Internal Price Index (WIPI) of June 2007 registered a 1.9% increase with respect to the previous month and an inter-annual rise of 9.3%.

Under such context, the economic activity would continue moving upwards during the rest of year 2007, principally pushed by internal expense. Although during the second quarter the GDP would have grown at a lesser rhythm than the average of the current expansive cycle, in accordance with the BCRA projections it is estimated that it will accelerate during the third and fourth quarters. By the end of the calendar year the estimated average increase will be 8%, approximately.

Leading indicators

	2001	2002	2003	2004	2005	2006
GDP Actual growth (in %)	-4.4%	-10.9%	8.8%	9.0%	9.2%	8.5%
Inflation (combined prices) in % *	-1,7%	49.4%	16.0%	5.9%	9.1%	9.8%
Unemployment rate ***	20.5%	20.7%	14.5%	13.0%	10.1%	8.7%
Primary result (no privatizations) as % of GDP	0.5%	0.7%	2.3%	3.9%	3.7%	3.5%
Exportations FOB (Million US$)	26,610	25,710	29,565	34,550	40,107	46,569
Importations CIF (Million US$)	20,320	8,991	13,834	22,447	28,688	33,500
Commercial Balance (Million US$)	6,289	16,719	15,731	12,103	11,419	12,410
Payment Balance Account (Million US$) **	-3,291	8,673	7,659	3,349	5,705	8,053

Annual average *

Accrual criterion**

Country average (as percentage of E.A.P)***

Source: Estudio M.A. Broda y Asoc.

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The Construction Industry

On the basis of the INDEC´s last available data, the first quarter of calendar year 2007 registered an improvement in total consumption reaching record amounts both in the private (positive inter-annual variation of 8.2%) and public (positive variation of 6.4%) levels. It is awaited that private consumption will increase in 2007 approximately 7%, which would be slightly lesser to the rising registered during the previous years, and it would indicate that this component would keep an outstanding dynamism contributing with two thirds of the GDP´s growth. These rates would anticipate a good behavior of household consumption during the first quarter of the year, according to the evolution of wholesales, retailers and automotives, in a context in which personal loans have high grow rates.

The increase in retailer consumption was shown due to higher number of sales in Commercial Centers at constant prices. During June 2007 seasonally adjusted sales at constant prices in Commercial Centers had a positive inter-annual variation of 21.1% and total sales of the first six-month period of calendar year 2007 had an inter-annual variation of 27.3% with respect to the same period of the previous year.

Unemployment will go downwards in inter-annual terms, with the highest labor demand that would be in line with the economic activity expansion. Consequently, the downward trend noted since 2002 would extend along 2007 although the reduction would be lesser than the last years´. For the first quarter of calendar year 2007, the unemployment rate measured by the Permanent Survey of Households (PSH) prepared by the INDEC was 9.8% of the Working Population (WP), continuing the downward trend noted after the crisis.

During the first six-month period of calendar year 2007, the acquisition power of employees deflated by the Consumer Price Index of Greater Buenos Aires (CPI GBA) continued an upward trend at a similar rhythm to the one noted at the end of calendar year 2006 and slightly higher to the one expected. Salary increases would have occurred both due to the formal sector negotiations (principally at corporation level) and to a salary increase in the non-registered segment. For the remaining part of calendar year 2007, it is awaited that current salaries will increase for the fifth consecutive year, exceeding in the average the amounts received prior to the crisis but still persisting differences between the different segments of the labor market.

Prospects on the behavior of consumption and the performance of the Commercial Centers are strongly related to the course of the economy and the preference of tourists, which is based on the country´s commercial alternatives and the competitiveness of the nominal rate of exchange. In accordance with the consensus existing in the market in respect of the GDP evolution during calendar years 2006 and 2007, which will be higher to 8%, sales in the Commercial Centers will continue improving in the next year.

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OPERATIONS AND PRINCIPAL ACTIVITIES

We are one of Argentina’s leading real estate companies. We are engaged directly or indirectly through subsidiaries, joint ventures and strategic alliances in a range of real estate activities in Argentina. Our principal activities consist of: (i) the acquisition, development and operation of office and other properties primarily for rental purposes; (ii) the acquisition, development and operation of shopping centers properties; (iii) the acquisition and development of residential properties primarily for sale; (iv) the acquisition and operation of luxury hotels; and (v) the acquisition of undeveloped parcels of land in strategic areas for future developments or sale. We hold an interest of 11.76% in Banco Hipotecario, one of the main financial organizations of the country. We are the only real state company in Argentina whose shares are listed and traded in the Bolsa de Comercio de Buenos Aires (“BCBA”) and New York Stock Exchange. (“NYSE”).

Our principal executive office is located in Bolívar 108, Buenos Aires (C1066AAB), Argentina. Our headquarters are located in the Intercontinental Plaza Tower, Moreno 877, Buenos Aires (C1091AAQ). Our telephone is +54 (11) 4323-7400, our fax is +54 (11) 4323-7480 and our website is www.irsa.com.

Commercial strategy

As one of the few companies in Argentina owning, developing and administrating real estate, we consider that we possess certain competitive advantages that we hope will allow us to continue gaining an increasing share of the real estate market in Argentina. Such advantages include:

•	The experience of the Company and our managers in the acquisition, development, sale, rental and administration of top-quality properties.

•	Our reputation and positioning as developers of comprehensive real-estate services in Argentina and other Latin American real estate markets;

•	The quality of our portfolio of existing properties and undeveloped parcels of land.

•	Our access to sources of long-term capital;

•	Our strategy for maintaining a high level of liquidity, enabling better advantage to be taken of real estate opportunities when they arise in favorable terms, and

•	The quality of our existing tenants and the high occupancy levels of our rental property portfolio, which allows us to rely on a major, stable source of liquidity for our cash flows.

We try to take advantage of our position as one of the only first tier companies in Argentina devoted to legal entitlement, development and administration of real estate. Our commercial strategy is to maximize our funds flow and appreciation of assets in the long term through a continuing expansion of our property portfolio by purchasing, developing and operating a diversified range of real estate assets. Our intention is to continue investing in corporations together with other developers and operators on a selective basis of projects and evaluating the purchase or disposition of investment buildings according the attractive opportunities.

Commercial Centers. In recent years the Argentine commercial center industry has taken advantage of the improvements in the macroeconomic conditions and in the expansion of consumer´s loans. We believe that this industry has highly attractive prospects for the long term growth considering, among other, the following issues: (i) the continue evolution of the consumer´s preference for commercial malls (over the small district shops), and (ii) the penetration attained in the market of commercial centers that we consider is low in comparison with other developed countries. We seek to improve our position in the Argentine commercial center industry by benefiting from the scale economies so as to improve our diversified portfolio operating margins as regards existing commercial centers. We intend to develop new buildings in strategic places of the city of Buenos Aires an in other important urban areas including the Argentine provinces, as well as in other places of Latin America.

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Residential Buildings. During the 2001 and 2002 Argentine economy crisis, a scarcity of mortgage financing slowed down the purchase of medium-class houses. Consequently, we have decided to focus on projects devoted to successful individuals who do not need financing the acquisition of their houses. We believe that there are attractive opportunities in the residential segment as construction costs remained in low levels and building values have recovered significantly. We intend to take advantage of this opportunity and of the improvements in high-ways and other transportation infrastructure both in the City of Buenos Aires and in the suburbs. Consequently, we will focus on the development of residential properties for medium and high-income individuals. In urban areas, we intend to buy under-developed properties in thickly populated areas and build apartment complexes offering “green areas” for developing recreational activities. In the suburbs we will develop residential communities by acquiring under-developed properties with easy access to the city of Buenos Aires, developing roads and other basic infrastructure as for instance the provision of electric energy and water resources. Later we will sell plots of land for building residential units.

Office buildings. During the 2001 and 2002 Argentine economy crisis, there were little investments in high category office buildings in the city of Buenos Aires. Consequently, we believe that there is a substantial demand for attractive office buildings. We will acquire, develop and operate first class office buildings in the main office areas of the city of Buenos Aires and in other strategic areas that, in our opinion, have an important return and potential for valuation of capital. We expect to continue focusing on attractive corporation tenants for our office buildings and we will consider any opportunity for acquiring buildings or constructing new buildings according to location and circumstances.

Hotels. We understand that our three luxury hotels portfolio is in good conditions to benefit from the increase of tourism and traveling to Argentina. We will continue with our strategy of investing in high-quality properties operated by international hotel companies known for having capitalized their operating experience and international standing. Our intention is to renew and expand the Hotel Llao Llao and to remodel the Hotel Sheraton Libertador.

Land reserves. We continue acquiring plots of land located both inside and outside Buenos Aires, which we consider attractive. In all these cases, the objective is to acquire land having potential for developing or valuation for sale. We believe that counting with attractive and underdeveloped plots of land increases our capacity for making long-term strategic investments and provide us with a strong base to develop new projects in the next years

International. In the past, we have made significant investments in real estate out of Argentina, including investments in Brazil Realty of Brazil and in the Real Estate Value Fund of Venezuela, in 2002 and 2001, respectively. Although we cannot assure that we will make investments in the future out of Argentina, we believe that Brazil and certain Latin American countries have good opportunities in the real estate business. We will continue evaluating new regional opportunities as long as they arise.

Description of operations

As of June 30, 2007, either directly or through our subsidiaries and joint ventures, we held important participations in a 58 buildings portfolio in Argentina mostly located in the City of Buenos Aires. The chart that follows shows certain information on our operations and real estate portfolio.

Consolidated Operating Income

	Years ended June 30,
	2007 (1)	2006	2005
	(in thousands of Pesos)
Office and others	19,626	12,076	13,768
Shopping centers	124,832	105,583	81,638
Sales and development (2)	6,177	44,518	21,132
Hotels	14,653	14,552	11,066
Credit cards	32,636	24,836	13,546
Financial operations and others	608	56	(39)

Total	198,532	201,621	141,111

(1)	At June 30, 2007 includes Ps. 2.5 million gain from operations and holdings of real estate assets, net distributed as follows: Offices and others Ps. 1.8 million, Shopping centers Ps. 0.7 million, Sales and development Ps. -0.02 million.
(2)	Also, in the current 2007 year, Results for valuation of inventories are included at the net realizable value for Ps. 20.7 million fully allocated to the business unit Sales and development.

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Consolidated Income by Geographical Zone

	Annual Income for fiscal years ended June 30, (1)
	2007	2006	2005
	(in thousands of Pesos)
Offices and other rental properties
Buenos Aires City	55,032	29,918	19,402
Buenos Aires Province	651	647	29

Shopping Centers
Buenos Aires City	407,294	281,119	192,400
Buenos Aires Province	31,249	25,151	19,149
Salta Province	6,635	5,243	3,829
Santa Fe Province	15,464	11,823	5,497
Mendoza Province	18,779	14,636	9,212
Córdoba Province	3,810	—	—

Sales and Developments
Buenos Aires City	74,536	99,949	27,278
Buenos Aires Province	1,124	3,942	5,033
Cordoba Province	91	75	—

Hotels
Buenos Aires City	74,601	64,607	53,784
Rio Negro Province	48,080	39,156	33,336
Mendoza Province		—	—

Total Buenos Aires city	611,463	475,593	292,864
Total Buenos Aires Province	33,024	29,740	24,211
Total Rio Negro Province	48,080	39,156	33,336
Total Santa Fe Province	15,464	11,823	5,497
Total Salta Province	6,635	5,243	3,829
Total Córdoba Province	3,901	75	—
Total Mendoza Province	18,779	14,636	9,212

TOTAL	737,346	576,266	368,949

(1)	Shopping centers do not include incomes for sales and developments.

Offices and other rental properties

We are engaged in the acquisition, development and management of offices and other rental properties in Argentina. As of June 30, 2007, we, directly and indirectly, owned interests in 24 office and other rental properties in Argentina which comprised 234,321 square meters of gross leasable area. Of these properties, 17 were office properties which comprised 138,315 square meters of gross leasable area. For the fiscal year 2007, we had revenues from office and other rental properties of Ps. 55,683 million.

All our office rental property in Argentina are located in Buenos Aires City. All of these properties are rented to various different premium tenants. For the year ended June 30, 2007 the average occupancy rate for all our properties in the Offices and other rental property segment was approximately 97.37%. Seven different tenants accounted for approximately 26.75% of our monthly office rental and 28.91% of our total revenues for the fiscal year 2007 for the same concept. Our seven main office rental tenant are: Grupo Total Austral, Finterbusch Pickenhayn Sibille S.C. (KPMG), Microsoft Argentina S.A., Techint Cia. Tecnica Int. SACeI, Occidental Argentina , Exploration and Production Inc., Marval & O´Farrel and Cisco Systems Argentina S.A.

Administration and Management. We generally act as the managing agent of the office properties in which we own an interest. These interests consist primarily of the ownership of entire buildings or a substantial

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number of floors in a building. The buildings in which we own floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, we are responsible for handling services, such as security, maintenance and housekeeping. These services are generally contracted to third party providers. The cost of the services are passed-through and paid for by the tenants, except in the case of our unrented units, in which case we absorb the cost. Our leasable space is marketed through commissioned brokers, the media and directly by us.

Leases. In general we rent our office and other properties on the basis of lease contracts running for terms of three years, and exceptionally, four years renewable for two or three additional years at the tenant’s option. Contracts for the rental of property are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental corresponding to the period renewed is negotiated at market value.

The following table sets forth certain information regarding our direct and indirect ownership interest in offices and other rental properties.

Offices and other rental properties

	Date of Acquisition	Leaseable Area sqm (1)	Occupancy Rate (2)	IRSA’S Effective Interest	Monthly Rental Income Ps./000 (3)	Accumulated Annual Rental Income for fiscal years Ps./000 (4)			Book Value Ps. /000 (5)
						2007	2006	2005
Offices

Intercontinental Plaza (6)	11/18/97	22,535	100.00%	100.00%	1,115	10,977	5,436	5,289	94,992
Dock Del Plata	11/15/06	7,921	100.00%	100.00%	450	3,103	N/A	N/A	26,194
Libertador 498	12/20/95	10,533	100.00%	100.00%	651	6,3072	3,872	3,061	41,061
Maipú 1300	09/28/95	10,280	100.00%	100.00%	590	6,006	3,515	2,797	42,347
Laminar Plaza	03/25/99	6,521	100.00%	100.00%	416	4,631	3,059	2,346	29,187
Reconquista 823/41	11/12/93	5,016	100.00%	100.00%	173	1,139	N/A	N/A	19,093
Suipacha 652/64	11/22/91	11,453	100.00%	100.00%	188	1,398	1,055	621	12,292
Edificios Costeros	03/20/97	6,389	95.73%	100.00%	282	3,124	1,760	1,242	18,471
Costeros Dique IV	08/29/01	5,437	96.01%	100.00%	222	1,987	1,736	1,378	20,875
Bouchard 710	06/01/05	15,014	100.00%	100.00%	767	8,900	5,813	412	68,390
Bouchard 551	03/15/07	33,324	100.00%	100.00%	1,124	3,925	N/A	N/A	241,899
Madero 1020	12/21/95	215	100.00%	100.00%	8	97	78	47	1,694
Works in progress Dique IV (11)	12/02/97	N/A	N/A	100.00%	N/A	N/A	N/A	N/A	9,684

Others (7)	N/A	3,677	100.00%	N/A	110	1,289	1,041	804	10,826

Subtotal Offices		138,315	99.36%		6,095	52,883	27,364	17,997	637,005

Other rental properties
Commercial properties (8)	N/A	642	83.00%	N/A	20	242	175	139	4,156
Thames (6)	11//01/97	33,191	100.00%	100.00%	51	607	607	580	3,899
Santa María del Plata	07/10/97	60,100	100.00%	100.00%	68	1,043	1,234	57	12,494
Other properties (9)	N/A	2,072	100.00%	N/A	5	168	106	124	2,610

Subtotal		96,005	95.75%	N/A	144	2,060	2,122	900	23,159

Related fees	N/A	N/A	N/A	N/A	N/A	740	1,079	534	N/A

TOTAL OFFICES AND OTHER (10)	N/A	234,320	97.37%	N/A	6,239	55,683	30,565	19,431	660,164

Notes:

(1)	Total leaseable area for each property. Excludes common areas and parking.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Agreements in force as of 30/06/07 for each property were computed.
(4)	Total consolidated leases, according to the RT21 method.
(5)	Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(6)	Through IBSA.
(7)	Includes the following properties: Madero 942, Av. de Mayo 595, Av. Libertador 602, Rivadavia 2774, Dock 5 Puerto Madero and Sarmiento 517 (through Irsa)
(8)	Includes the following properties: Constitución 1111, Alsina 934/44 (fully sold), Crucero I; Retail stores in Abril and Casona in Abril (through IRSA and IBSA).
(9)	Includes the following properties: one unit in Alto Palermo Park (through IBSA) and Constitución 1159 (through IRSA).
(10)	Corresponds to the “Offices and Other Rental Properties” business Unit mentioned in Note 4 to the Consolidated Financial Statements.
(11)	Work in progress of a building of offices AAA in Puerto Madero.

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The following table shows a schedule of the lease expirations of our office and other properties for leases outstanding as of June 30, 2007, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Square meters subject to expiring leases	Percentage of total square meters subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(sqm)	(%)	(Ps.)	(%)
2008	75	144,085	62%	20,056,180	27%
2009	52	37,736	16%	20,622,695	28%
2010	42	30,493	13%	20,072,355	27%
2011+	11	21,102	9%	13,892,432	18%

Total	180	233,416	100%	74,643,662	100%

Includes Offices which contract has not been renewed and vacant stores as of June 30, 2007.

Does not include vacant lease square meters.

The following table shows our offices occupancy percentage during fiscal years ended June 30, 2007, 2006 and 2005:

	Occupancy Percentage Fiscal year ended June 30, (1)
	2007	2006	2005
	(%)	(%)	(%)
Offices
Intercontinental Plaza	100	100	96
Bouchard 710	100	100	100
Bouchard 557	100	N/A	N/A
Dock del Plata	100	N/A	N/A
Libertador 498	100	100	94
Maipu 1300	100	95	96
Laminar Plaza	100	100	95
Madero 1020	100	100	100
Reconquista 823/41	100	0	0
Suipacha 652/64	100	100	80
Edificios Costeros	96	95	100
Costeros Dock IV	96	100	100
Others (2)	100	100	100

(1)	Leased square meters in accordance with lease agreements in effect as of June 30, 2007, 2006 and 2005 considering the total leassable office area for each year.
(2)	Includes the following buildings: Madero 942, Av. De Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

The following table sets forth the annual average income per square meter for our offices during fiscal years ended June 30, 2007, 2006 and 2005:

	Annual average income per square meter Fiscal year ended June 30, (1)
	2007	2006	2005
	(Ps/sqm)	(Ps/sqm)	(Ps/sqm)
Offices
Intercontinental Plaza	487	299	293
Bouchard 710 (2)	623	387	27
Bouchard 557 (3)	118	N/A	N/A
Dock del Plata	392	N/A	N/A
Libertador 498	634	374	330
Maipu 1300	597	373	286
Laminar Plaza	710	479	379
Madero 1020	450	362	219
Suipacha 652/64	123	119	95
Reconquista 823/41	236	—	—
Edificios Costeros	504	278	196
Costeros Dock IV	387	259	265
Others (4)	429	285	219

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(1)	Calculated considering Annual Leases to total leassable office area, in accordance with our percentage of ownership in each building.
(2)	Lease agreement beginning in the forth quarter of fiscal year 2005.
(3)	Lease agreement beginning in the third quarter of fiscal year 2007, consequently income is for only three months.
(4)	Includes the following buildings: Madero 942, Av. De Mayo 595, Av. Libertador 602, Sarmiento 517 and Rivadavia 2768.

Set forth below you will find information regarding our principal currently owned office properties, including the names of the tenants occupying 5% or more of the gross leasable area of each property.

Intercontinental Plaza, Buenos Aires City. Intercontinental Plaza is a modern 24-storey building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown Buenos Aires City. We own the entire building which has floor plates averaging 900 square meters and 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., Occidental Argentina Exploration and Production Inc, IRSA, APSA (APSA’s subsidiary Tarshop S.A.) and Cresud.

Bouchard 710, Buenos Aires City. Bouchard 710 is an office building acquired by the Company in June, 2005, located in the Retiro area close to the intersection of avenues Leandro Alem and Córdoba. The building is a 12-storey tower, with an average surface per plant of 1,251 square meters, with 180 units for car parking. Tenants are Unilever de Argentina S.A., Finterbusch Pickenhayn Sibille S.C. (KPMG), and Microsoft de Argentina S.A, which in addition rents the building poster for an annual amount of US$ 0.12 millions.

Bouchard 551, City of Buenos Aires. Bouchard 551 is a Class A office building acquired by the Company in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Cordoba avenues and the Plaza Roma. The building is a 23-storey tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. Principal lessees include La Nación S.A., Price Waterhouse & Co., AS. EM. S.R.L. and Techint Cía. Técnica Internacional S.A.C.e I.

Dock del Plata, City of Buenos Aires. Dock del Plata is a Class A office building acquired by the Company in November 2006, located in the Puerto Madero area at Alicia Moreau de Justo 400. The building is 4-storey high, with an average surface per plant of 1,500 square meters and parking lot for 309 units. The principal lessees are Veco S.A., Davila 380 S.A., Farmacity S.A., Rosso Alba, Francia y Ruiz Romero, Converse Argentina S.A., AT & T Communications Serv. S.R.L., MCO LEX S.R.L., Garfin Agropecuaria S.A., CA Argentina S.A. and Dell América Latina Corp.

Libertador 498, Buenos Aires City. Libertador 498 is a 27-storey office tower located at the intersection of Avenida 9 de Julio, Avenida del Libertador and Autopista Illia, three of the most important thoroughfares of Buenos Aires City, making it accessible from the north, west and south of the city. We own 17 floors with floor plates averaging 620 square meters and 281 parking spaces. The building has a singular cylindrical design and a highly visible circular neon billboard that makes it a landmark in the Buenos Aires skyline. The principal tenants in this building currently include MTV Networks Argentina S.R.L., Epson Argentina S.A., Cervecería y Maltería Quilmes, Yara Argentina S.A., Alfaro Abogados S.C., Julius Baer Financial Consultancy S.A., LG Electronics Argentina S.A., Eastman Chemical Argentina S.R.L., Allergan Productos Farmaceuticos S.A., and CTI PCS S.A. leases the billboard for an annual rent of US$ 0.13 millions through February 13, 2009; and APSA’s subsidiary, Tarshop S.A..

Maipú 1300, Buenos Aires City. Maipú 1300 is a 23-storey office tower located on the San Martín Plaza, a prime office zone, on Avenida del Libertador, a major north-south thoroughfare. The building is also located within walking distance of the Retiro commuter train station, Buenos Aires’ most important public transportation hub, connecting rail, subway and bus transit. We own the entire building which has floor plates measuring 440 square meters on most floors and 53 parking spaces. The building’s principal tenants currently include Allende & Brea, Carlson Wagonlint Travel Argentina S.A., and PPD Argentina S.A.

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Laminar Plaza, Buenos Aires City. Laminar Plaza is a 20-storey office building located in Catalinas, Buenos Aires City’s most exclusive office district. The floors plates each measures 1,453 square meters, including common areas. We own the last 5 floors and 66 parking spaces. The main tenants, among others, are as follows: Cisco Systems, Telefónica Moviles de Argentina S.A., Chubb Argentina de Seguros S.A., Hewitt Associates S.A., Apache Petrolera Argentina S.A., Natural Energy S.A. and Bank Hapoalim B.M.

Madero 1020, Buenos Aires City. Madero 1020 is a 25-storey office tower located in the center of Catalinas, an important office area, with spectacular views of the Buenos Aires Port, the River Plate and the city’s downtown area. As of June 30, 2007, we own a 215-square meter lockup.

Suipacha 652/64, Buenos Aires City. Suipacha 652/64 is a 7-storey office building located in the office district of the Buenos Aires City. We own the entire building and 70 parking spaces. The building has floor plates unusually large, measuring 1,580 square meters on most floors. This property underwent substantial renovations shortly after we acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Director Empresarios (OSDE) and APSA’s subsidiary, Tarshop S.A.

Reconquista 823/41, Buenos Aires City. Reconquista 823/41 is a 15-storey office tower located in the Catalinas area. We own the entire building which is made up of three basements, space for 52 cars in the car parks, ground floor and 15 floors of office space. The building has floor plates averaging 540 square meters. The building´s principal tenants include Marval & O´Farrel and Tracker S.R.L.

Edificios Costeros, Dock II, Buenos Aires City. Costeros A and B are two four-storey buildings developed by us and located in the Puerto Madero area. We own the two buildings which have a gross leasable area of 6,389 square meters and 147 parking spaces. In September 1999 we completed their construction and in April 2000 began to market the office spaces. The main tenants of these properties are as follows: Leo Burnett Worldwide Invest. Inc., Reckitt Benchiser Argentina S.A., Martina Di Trento S.A., Loyalty Marketing Group S.A., Italcred S.A., Minera Agua Rica L.L.C. and Somos Tres S.R.L.

Edificios Costeros, Dock IV, Buenos Aires City. On August 29, 2001 we signed for the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6”. The property is located in Pierina Daelessi street No. 340, over the East Side of Dock 4 of Puerto Madero and has approximately 5,500 square meters of gross leasable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Consultora de Estudios Bonaerense S.R.L., London Suply S.A.C.I.F.I., Techint Cía. Técnica Intenacional S.A.C.I. and Trafigura Argentina S.A.

Other office properties

We also have interests in other office properties, all of which are located in Buenos Aires City. These properties are either entire buildings or portions of buildings, none of which contributed more than Ps. 0.8 million in annual rental income for fiscal year 2007. Among these properties are Madero 942, Libertador 602, Av. De Mayo 595, Rivadavia 2768 and Sarmiento 517.

Retail and other properties

Our portfolio of rental properties includes nine rental properties that are leased as street retail, a warehouse, two leased undeveloped parcels of land and various other uses. Most of these properties are located in the Buenos Aires City, although some are located in other cities in Argentina. These properties include Constitución 1111 and Edificio Crucero I and “Abril” commercial stores.

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Shopping centers

We are also engaged in purchasing, developing and managing shopping centers, through our subsidiary APSA. As of June 30, 2007, APSA operated and owned majority interests in ten shopping centers, five of which are located in Buenos Aires City. One shopping center is located in greater Buenos Aires and the rest inside the country in the cities of Salta, Rosario, Mendoza and Cordoba.

During year 2007, APSA acquired a 100% of Empalme S.A. shares, the latter being the owner of Córdoba Shopping, a shopping centre covering 35,000 square meters of surface area, having 160 commercial stores, 12 movie theatres and parking lot for 1,500 vehicles, located in the Villa Cabrera neighborhood of Córdoba City.

In addition to purchasing, developing and managing shopping centers, APSA owns an 80% interest in Tarshop, a limited purpose credit card company which originates credit card accounts to promote sales from APSA’s tenants and other selected retailers.

APSA’s shopping centers comprised a total of 224,138 square meters of gross leasable area (excluding certain space occupied by hypermarkets which are not APSA’s tenants and the surface area of the Panamerican Mall that include several projects one of these being the construction of a commercial center), approximately the 58.9% of Ciudad de Buenos Aires gross leasable area and the 10.8% of Gran Buenos Aires gross leasable area. For the year ended June 30, 2007, the average occupancy rate of the shopping center portfolio was approximately 98.9%. For the fiscal year 2007, we had revenues from shopping centers of Ps. 272.1 million.

Management and administration. As a result of the acquisition of several shopping centers and of the corporate reorganization of APSA, we were able to reduce expenses by centralizing management of the shopping centers in APSA. APSA is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

As of June 30, 2007 we owned 62.48% of APSA and Parque Arauco S.A. (“Parque Arauco”) owned 29.5%. The remaining shares are held by the public and traded on the Bolsa de Comercio de Buenos Aires and on the Nasdaq Stock Market (USA).

Leases. APSA enters into lease contracts for terms between three to ten years, with most leases having terms of no more than five years. The typical contracting modality, in the majority of contracts, includes a “monthly value assured” generally stated in Argentine pesos, a review clause of such value every six-months, and a 7% increase annual and accumulative that in general has an effect as from month 13 of initiating the contract relationship. Generally, these contracts do not include renewal clauses. Tenants are generally charged the major value between a rent which consists of a base rent and a percentage which generally ranges between 4% and 12% of tenant’s gross sales. Tenants are also required to pay for the direct expenses of their units, such as electricity, water, telephone and air conditioning, as well as their proportion of the common area expenses and the Promotion´s Fund (FPC).

In addition to rent, tenants are generally charged with an admission right paid upon entering into a lease and upon lease renewal. Admission right can be paid in a lump sum or in a small number of monthly installments. If the tenant pays in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration date.

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The following table shows certain information concerning our shopping centers:

Shopping center properties

	Date of Acquisition	Leaseable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy Rate (2)	Accumulated Annual Rental Income for the fiscal years Ps./000 (4)			Book Value Ps. /000 (5)
					2007	2006 (11)	2005
Shopping Centers (6)
Alto Palermo	12/23/97	18,210	100.0%	99.6%	57,345	47,730	37,888	175,517
Abasto de Buenos Aires	07/17/94	39,683	100.0%	97.0%	56,380	44,739	34,583	187,436
Alto Avellaneda	12/23/97	27,336	100.0%	95.0%	31,249	25,151	19,149	89,664
Paseo Alcorta	06/06/97	14,403	100.0%	99.0%	31,241	24,562	19,734	64,432
Patio Bullrich	10/01/98	10,978	100.0%	100.0%	25,368	21,425	17,819	103,137
Alto NOA Shopping	03/29/95	18,831	100.0%	100.0%	6,635	5,243	3,829	27,040
Buenos Aires Design	11/18/97	13,988	53.7%	100.0%	10,359	8,619	7,082	16,082
Alto Rosario	11/09/04	30,261	100.0%	93.4%	15,464	11,823	5,497	84,145
Mendoza Plaza Shopping	12/02/04	39,392	85.4%	95.9%	18,779	14,636	9,212	89,004
Cordoba Shopping Villa Cabrera	12/31/06	11,056	100.0%	99.0%	3,810	N/A	N/A	75,508
Panamerican Mall S.A. (12)	12/01/06	28,741	80.0%	N/A	N/A	N/A	N/A	167,606
Fibesa and others (7)	N/A	N/A	100.0%	N/A	13,636	34,459	10,734	N/A
Income from Tarjeta Shopping	N/A	N/A	80.0%	N/A	212,965	122,969	64,558	N/A
Neuquen (8)	07/06/99	N/A	94.6%	N/A	N/A	N/A	N/A	12,302

TOTAL (7)		252,879	N/A	97.0%	483,231	361,356	230,085	1,091,873

Notes:

(1)	Total leaseable area in each property. Excludes common areas and parking spaces.
(2)	Calculated dividing occupied square meters by leaseable area.
(3)	Effective participation of APSA in each business unit. IRSA has a 62.48% in APSA.
(4)	Represents the total consolidated leasings according to the RT21 method.
(5)	Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances if applicable.
(6)	Through APSA.
(7)	Includes revenues from Fibesa S.A. and Alto Invest S.A..
(8)	Plot of land for developing a Commercial Center.
(9)	The project includes the construction of a commercial center, an hypermarket, a movie theater complex and an office and/or dwelling building.
(10)	Corresponds to the “Shopping Centers” business unit mentioned in Note 4 to the Consolidated Financial Statements. Includes profits for the Tarshop Credit Card.
(11)	Includes Ps. 23.0 million resulting from the sale of the Alcorta Plaza lot as disclosed in Note 4 to IRSA’s Consolidated Financial Statements, within the “Sales and Developments” segment.
(12)	Meters represent only the land surface.

The following table shows a schedule of lease expirations for our shopping center properties in place as of June 30, 2007, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expiration as of June 30,	Number of Leases Expiring	Square Meters Subject to Expiring Leases	Percentage of Total Square Meters Subject to Expiration	Annual Base Rent Under Expiring Leases (1)	Percentage of Total Base Rent Under Expiring Leases
		(sqm)	(%)	(Ps.)	(%)
2008(2)	703	134,815	63%	49,763,778	28%
2009	277	35,413	17%	66,336,108	38%
2010	96	17,564	8%	41,939,740	24%
2011+	25	25,290	12%	17,961,963	10%

Total	1,101	213,082	100%	176,001,589	100%

Notes:

(1)	Includes only the basic rental income amount. Does not give effect to our ownership interest.
(2)	Includes stores which contracts have not been renewed yet and vacant stores at June 30, 2007.

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The following table shows the average occupancy rate of each shopping center during fiscal years ended June 30, 2007, 2006 and 2005:

	Occupancy Rate Fiscal year ended June 30,
	2007	2006	2005
	(%)	(%)	(%)
Abasto de Buenos Aires	97.0	99.9	100.0
Alto Palermo Shopping	99.6	100.0	100.0
Alto Avellaneda	95.0	96.6	99.1
Paseo Alcorta	99.0	99.2	99.7
Patio Bullrich	100.0	100.0	98.6
Alto Noa	100.0	100.0	99.5
Buenos Aires Design	100.0	100.0	96.8
Alto Rosario	93.4	100.0	98.0
Mendoza Plaza Shopping	95.9	97.8	95.5
Córdoba Shopping Villa Cabrera	99.0	N/A	N/A

Total Average	97.0	99.1	98.4

The next schedule shows the annual average income per square meter by shopping center during fiscal years ended June 30, 2007, 2006 and 2005:

	Annual average income per square meter Fiscal year ended June 30,
	2007	2006	2005
	(Ps./sqm)	(Ps./sqm)	(Ps./sqm)
Abasto de Buenos Aires	1,273	903	706
Alto Palermo Shopping	2,925	2,029	1,667
Alto Avellaneda	1,100	1,014	788
Buenos Aires Design	634	541	425
Paseo Alcorta	2,074	1,533	1,196
Patio Bullrich	2,051	1,546	1,309
Alto Noa	344	468	334
Mendoza Plaza	456	626	463
Alto Rosario	485	418	329
Cordoba Shopping Villa Cabrera	115	N/A	N/A

Set forth below is information regarding our principal shopping centers.

Alto Palermo Shopping, Buenos Aires City, Alto Palermo Shopping is a 150-store shopping center that opened in 1990 and is located in the densely populated neighborhood of Palermo in Buenos Aires City. Alto Palermo Shopping is located at the intersection of Santa Fe and Coronel Díaz avenues, only a few minutes from downtown Buenos Aires City and has nearby access from the Bulnes subway station. Alto Palermo Shopping has a total constructed area of 64,672 square meters that consists of 18,210 square meters of gross leasable area. The shopping center has a food court with 21 restaurants. Alto Palermo Shopping Center is spread out over four levels and has a 647 car-parking lot. Tenants in this shopping center generated average estimated monthly retail sales of approximately Ps. 2,925 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Zara, Frávega, Garbarino, Just For Sport and Musimundo.

Alto Avellaneda, Avellaneda, Greater Buenos Aires, Alto Avellaneda is a 145-store shopping center that opened in October 1995 and is located in the highly populated neighborhood known as Avellaneda, on the

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southern border of Buenos Aires City. Alto Avellaneda has a total constructed area of 97,062 square meters that includes 27,336 square meters of gross leasable area. Alto Avellaneda includes several anchor stores, a six-screen multiplex movie theatre, a Wal-Mart superstore, an entertainment area, a bowling alley, a 16-restaurant food court and an outdoor parking lot. Wal-Mart purchased the space it now occupies. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 1,100 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Frávega, Rodo, Bingo, Garbarino and Compumundo.

Paseo Alcorta, Buenos Aires City. Paseo Alcorta is a 113-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in Buenos Aires City, within a short drive from downtown Buenos Aires City. Paseo Alcorta has a total constructed area of approximately 54,670 square meters that consists of 14,403 square meters of gross leasable area. The three-level shopping center includes a four-screen multiplex movie theatre, a 18 restaurant food court, a Carrefour hypermarket, and a free parking lot with approximately 1,500 spaces. Carrefour purchased the space it now occupies but it pays proportional expenses of the shopping center. Tenants in this shopping center generated average estimated monthly retail sales of Ps. 2,074 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Zara, Frávega, Musimundo, Kartun and Etiqueta Negra.

Abasto de Buenos Aires, Buenos Aires City, Abasto Shopping is a 171-store shopping center located in Buenos Aires City. Abasto Shopping is directly accessible from the Carlos Gardel subway station and is located six blocks from the Once railway terminal and a few blocks from the highway to Ezeiza International Airport. Abasto Shopping opened in November 1998. The principal building is a landmark building which during the period 1889 to 1984 operated as the primary fresh produce market for Buenos Aires City. The property was converted into a 115,905 square meter shopping center, with approximately 39,683 square meters of gross leasable area. Abasto Shopping is located across from Torres de Abasto residential apartment development. The shopping center includes a food court with 24 restaurants covering an area of 5,600 square meters, a 12-screen multiplex movie theatre, entertainment facilities and the “Museo de los Niños Abasto”, a museum for children. Abasto Shopping is spread out over five levels and has a 2,500-car parking lot. Tenants in Abasto have generated estimated average monthly sales of Ps. 1,273 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Zara, Hoyts Cinemas, Frávega, Hiper Rodo and Garbarino.

Patio Bullrich, Buenos Aires City, Patio Bullrich is a 83-store shopping center located in Recoleta, a popular tourist zone in Buenos Aires City a short distance from the Caesar Park and Four Seasons hotels. Patio Bullrich has a total constructed area of 29,106 square meters that consists of 10,978 square meters of gross leasable area. The four-storey shopping center includes a 14 restaurant food court, an entertainment area, a six-screen multiplex movie theatre and a parking lot with 228 spaces. Patio Bullrich is one of the highest income shopping center in Argentine, with estimated average monthly sales of Ps. 2,051 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Etiqueta Negra, Rapsodia, Chirstian Dior, Casa López and Rouge International.

Alto Noa, Salta, Province of Salta, Alto Noa is a 84 store shopping center located in Salta City, the capital of the province of Salta. The shopping center consists of 40,248 square meters of total constructed area that consists of 18,831 square meters of gross leasable area and includes a 13-restaurant food court, a large entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. Tenants have generated estimated average monthly sales of Ps. 344 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Supermercado Norte, Frávega, Garbarino, Y.P.F. and Slots.

Buenos Aires Design, Buenos Aires City. Buenos Aires Design Center is a 61-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. APSA owns Buenos Aires Design through a 51% interest in Emprendimientos Recoleta, which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zone in Buenos Aires City. Buenos Aires Design has a total constructed area of 31,672 square meters that consists of 13,988 square meters of gross leasable area. The shopping center has 6 restaurants, is divided into two floors and has a 178-car parking lot. Tenants in this shopping have generated estimated average monthly sales of Ps. 634 per square meter for the fiscal year ended June 30, 2007. Principal tenants currently include Morph, Barugel Azulay, Garbarino, Hard Rock Café and Prima Fila.

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Alto Rosario, Santa Fé, Rosario City. Alto Rosario is a shopping center of 146 stores, located in Rosario City, Province of Santa Fe. The center has 53,928 sqm of fully covered surface, and 30,261 sqm of gross leasable area. It is a modern shopping inaugurated in November 2004, its influence area being the metropolitan scale. This center is devoted to clothing and entertainments. Includes a food patio with 18 stores, a children entertainment area, a 14 cinema complex and parking lot for almost 1,800 vehicles. Monthly average sales by tenants is estimated in Ps. 485 by square meter, for fiscal year ended June 30, 2007. Principal tenants are Frávega, Sport 78, McDonald´s, Compumundo and Red Megatone.

Mendoza Plaza, Mendoza, Province of Mendoza. Mendoza Plaza is a 148-store shopping center located in Mendoza City in the Province of Mendoza. It consists of 39,392 square meters of gross leasable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,515 square meters, the Chilean department store Falabella, a food court, with 23 stores, an entertainment center and a supermarket which is also a tenant. Tenants in this shopping have generated estimated average monthly sales of Ps. 456 per square meter for the fiscal year 2007. During the year 2005 a 68,8% interest was acquired to Pérez Cuesta, increasing up to 85,4%. Principal tenants currently include Falabella, Super Vea Plaza, Frávega, Garbarino and Red Megatone.

Córdoba Shopping, Villa Cabrera, Córdoba. Córdoba Shopping is a 106 shops commercial center located in Villa Cabrera, Province of Córdoba. It covers 11,056 square meters of gross locative area. The Córdoba Shopping has a movie theatre complex with 12 units covering a surface area of approximately 6,929 square meters, a food patio and an entertainment area. Monthly sales average of lessees is estimated in Ps 115 per square meter for the period ended June 30, 2007. Principal lessees are New Sport, Musimundo, Dexter, McDonald´s and Plenty.

Credit Cards

Tarjeta Shopping. Our subsidiary, Centros Comerciales APSA has a participation of 80% on Tarjeta Shopping SA, a non banking credit card issued by Tarshop, which is a limited purpose credit card company engaged in credit card operations and is not affiliated to any bank. Tarshop originates credit card accounts to encourage customers to purchase goods and services inside and outside our shopping centers. Tarjeta Shopping is currently accepted at all shopping malls and an extensive network of supermarkets and stores.

At June 30, 2007 Tarshop recorded total current assets of approximately Ps. 128.0 million and a net worth of Ps. 47.8 million. During the year ended June 30, 2007 total net revenues of Tarshop amounted to Ps. 212.9 million, representing approximately 44.1% of APSA’s revenues for the period and recorded a net income of Ps. 19.0 million.

Tarshop S.A. has a consumption portfolio securitization program for assuring the long-term financing having direct access to the capital markets.

Under this securitization program, Tarshop S.A. assigned on June 30, 2007 a total amount of $ 597,7 million of credits receivable arising from the use of the credits cards of its clients and the granting of personal loans executed through promissory notes. For such purpose T.D.F. Series A were issued in the amount of $ 510 million, T.D.F. Series B for $ 35.9 million, C.P. Series C for $ 51.6 million and C.P. Series D in the amount of $ 0.2 million.

Competitors’ analysis

Offices and Other Real Estate Property for Lease

With respect to the office unit and other real estate property for lease, a vast number of our properties in Argentina are located in developed areas. There are great number of offices, shopping malls, retail and

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residential premises in the areas where each of our properties are located. The number of properties in a specific area may cause an adverse effect on our ability to rent or sell units and on the selling and leasing price of our real estate. Historically, only a few companies have competed with us in the purchase of offices or properties for development. This is an atomized market which, given the absence of major participants, we do not account for a challenging competitor. We own Santa María del Plata and Puerto Retiro, the only two undeveloped parcels of land overlooking the River Plate close to Buenos Aires City which have not been developed and where we do not have any competiors whatsoever. Likewise, in future, other companies, both national and foreign, shall be able to actively take part in the real estate purchase and development market of Argentina, as well as in the international markets wherein we may participate.

Commercial Centers

Also, among our main activities, are the purchase, development and administration of commercial centers, through our subsidiary company APSA. The number of commercial centers within a specific area may affect our ability to rent the gross locative area of our commercial centers as well as its price. We are convinced that, due to the limited availability of large pieces of real estate and the real estate restrictions in Buenos Aires City, it will not be easy for companies to compete with us for the commercial centers development areas. Our main competitor is Cencosud S.A., owner and operator of Unicenter Shopping Center and Jumbo Hypermarkets chain among others.

The following chart shows certain information relative to the most important owners and operators of commercial centers in Argentina:

Company	Shopping Center	Location (1)	Leasable gross area	Shops	% Over national leaseble area (2)	% Shop (2)
APSA

	Alto Avellaneda (5)	GBA	49,604	152	3.77%	3.08%
	Abasto de Buenos Aires	CBA	39,683	171	3.01%	3.47%
	Mendoza Plaza Shopping (3)(5)	Mendoza	39,392	151	2.99%	3.06%
	Paseo Alcorta (5)	CBA	48,893	116	3.71%	2.35%
	Alto Palermo Shopping	CBA	18,210	150	1.38%	3.04%
	Buenos Aires Design (4)	CBA	13,988	61	1.06%	1.24%
	Patio Bullrich	CBA	10,978	83	0.83%	1.68%
	Alto Noa (5)	Salta	18,831	85	1.43%	1.72%
	Cordoba Shopping (5)	Cordoba	23,428	108	1.78%	2.19%
	Alto Rosario (5)	Rosario	40,415	143	3.07%	2.90%

Subtotal			303,422	1,220	23.04%	24.72%

Cencosud

	Unicenter Shopping (5)	GBA	90,869	287	6.90%	5.82%
	Plaza Oeste Shopping (5)	GBA	38,720	138	2.94%	2.80%
	Quilmes Factory (5)	GBA	31,373	47	2.38%	0.95%
	Lomas center Shopping (5)	GBA	24,271	50	1.84%	1.01%
	San Martin Factory (5)	GBA	24,388	31	1.85%	0.63%
	Parque Brown Factory (5)	GBA	23,553	41	1.79%	0.83%
	Las Palmas del Pilar Shopping (5)	GBA	37,662	102	2.86%	2.07%
	Jumbo Palermo Centro Comercial (5)	CBA	22,763	46	1.73%	0.93%
	El Portal de la Patagonia (5)	Neuquén	21,700	45	1.65%	0.91%
	El Portal de Escobar (5)	GBA	18,886	24	1.43%	0.49%
	El Portal de los Andes (5)	Mendoza	22,962	40	1.74%	0.81%
	Portal de Madryn (5)	Chubut	0	0	0.00%	0.00%
	El Portal de Rosario (5)	Rosario	57,419	182	4.36%	3.69%

Subtotal			414,566	1,033	31.48%	20.93%
Other Operators Subtotal			598,862	2,682	45.48%	54.35%

Total			1,316,850	4,935	100%	100%

(1)	“GBA” means Gran Buenos Aires and “CBA” means Ciudad de Buenos Aires.

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(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3)	The effective interest of APSA in Mendoza Plaza Shopping is 85.4%.
(4)	APSA has an effective interest of 51% in ERSA, company that operates the concession of this building.
(5)	Includes total leassable area occupied by supermarkets and hypermarkets.

Source: Cámara Argentina de Shoppings Centers y APSA.

Sales and development properties; Undeveloped parcels of land

Residential development properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of our core activities. Our developments of residential apartment complexes is related to construction of new high-rise towers or the conversion and renovation of existing structures such as factories and warehouses. In residential communities, we acquire vacant land, develop the infrastructure such as roads, utilities and common areas, and sell plots of land for construction of single-family homes. We may also develop or sell portions of land for others to develop complementary facilities such as areas for shopping in the area of the residential developments. In fiscal year 2007 revenues from the sales and developments segment reach de sum of Ps. 75.7 million, compared to Ps. 103.9 million in fiscal 2006. The local currency remained stable throughout the 2007 fiscal year; the real estate market was promoted by the increase in the demand for all types of properties, whether office buildings, housings, retail premises or other. Likewise, the current framework provides incentives for the development of projects linked to our real estate activity. Therefore, for 2008 fiscal year we expect not only the completion of projects already underway but also an analysis of new undertakings.

Construction and renovation works on our residential development properties is currently performed, under our supervision, by independent Argentine construction companies that are selected through a bidding process. We enter into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. We are generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction including architectural design are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed meters. In this way, IRSA delivers undeveloped pieces of land and another firm is in charge of building the project. Eventually, IRSA receives finished square meters for commercialization, without taking part in the construction works.

Prior to the commencement of construction of a residential project, we conduct an advertising program that continues after the launching of the sales of the units. Latter the sales are realized by real estate companies. This exhibition has wide public appeal and has been a successful marketing tool for us.

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The following table shows certain information and gives an overview regarding our sales and development properties:

Sales and Development Properties

	Date of acquisition	Estimated Cost /Real Cost (Ps.000) (1)	Area intended for sale (sqm) (2)	Total Units or Lots (3)	IRSA’s Effective Interest	Percentage constructed	Percentage sold (4)	Accumulated Sales (Ps. 000) (5)	Accumulated Sales as of June, 30 for fiscal years (6) (Ps. 000)			Book Value ´(Ps. 000) (7)
									07´(Ps. 000)	06´(Ps. 000)	05´(Ps. 000)
Residential apartments
Torres Jardín	07/18/96	56,579	32,339	490	100.00%	100.00%	97.40%	70,049	—	—	21	472
Torres de Abasto (8)	07/17/94	74,810	35,630	545	62.36%	100.00%	100.00%	109,266	—	—	21	622
Edificios Cruceros	07/22/03	5,740	3,633	40	100.00%	100.00%	91.40%	18,414	8,383	10,031	—	487
Barrio Chico	03/2003	12,171	2,891	20	100.00%	100.00%	85.20%	8,557	8,557	—	—	3,929
Concepción Arenal	12/20/96	15,069	6,913	70	100.00%	100.00%	98.90%	11,626	—	—	—	72
Alto Palermo Park (9)	11/18/97	35,956	10,488	72	100.00%	100.00%	100.00%	47,920	390	63	—	—
Torre Caballito Mz 36 (15)	11/03/97	22,815	6,833	118	100.00%	4.00%	0.00%	—	—	—	—	22,663
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	78.26%	76.40%	—	—	—	—	39,868
Torres Renoir II (15)	11/03/97	41,808	6,294	37	100.00%	4.50%	0.00%	—	—	—	—	41,808
Others Residential apartments (10)		31,245	22,804	163	100.00%	100.00%	100.0%	48,532	—	—	—	13

Subtotal Residential apartments		319,055	128,554	1,583	N/A	N/A	N/A	302,054	17,330	10,094	42	109,934

Residential Communities
Abril/Baldovinos (11)	01/03/95	130,955	1,408,905	1,273	100.00%	100.00%	95.50%	218,061	1,124	3,942	3,820	9,307
Benavidez (15)	11/18/97	20,544	989,423	110	100.00%	90.00%	100.00%	11,830	—	—	—	9,995
Villa Celina I, II y III	05/26/92	4,742	75,970	219	100.00%	100.00%	98.90%	13,952	—	—	—	43
Villa Celina IV y V	12/17/97	2,450	58,373	181	100.00%	100.00%	100.00%	9,505	—	—	—	—
Other Residential Communities		—	—	—	N/A	N/A	N/A	—	—	—	—	—

Subtotal		158,691	2,532,671	1,783	N/A	N/A	N/A	253,348	1,124	3,942	3,820	19,345
Land reserve
Puerto Retiro (9)	05/18/97	—	82,051	—	50.00%	0.00%	0.00%	—	—	—	—	54,861
Caballito	11/03/97	—	20,968	—	100.00%	0.00%	40.10%	22,815	—	22,815	—	9,223
Santa María del Plata	07/10/97	—	675,952	—	90.00%	0.00%	10.00%	31,000	31,000	—	—	135,785
Pereiraola (11)	12/16/96	—	1,299,630	—	100.00%	0.00%	0.00%	—	—	—	—	21,717
Canteras Natal Crespo	07/27/05	—	4,320,000	—	55.93%	0.00%	0.00%	166	91	75	—	5,559
Alcorta Properties	07/07/98	—	1,925	—	67.67%	0.00%	100.00%	22,969	—	22,969	—	—
Vicente Lopez	01/16/07	—	29,564	—	100.00%	0.00%	0.00%	—	—	—	—	115,623
Others Land reserves (12)		—	13,628,354	—	89.18%	0.00%	2.00%	—	—	—	—	80,623

Subtotal Land reserves			20,798,681	—	N/A	N/A	N/A	76,950	31,091	45,859	—	423,391
Others
Alsina 934	08/20/92	705	3,750	1	100.00%	100.00%	100.00%	11,745	—	1,833	—	—
Madero 1020	12/21/95	16,008	5,056	8	100.00%	100.00%	100.00%	16,471	—	—	3,543	—
Dique 3	09/09/99	25,836	10,474	3	100.00%	0.00%	100.00%	91,638	26,206	41,808	23,624	—
Other properties (13)		23,871	11,352	61	100.00%	80.00%	88.20%	30,310	—	430	1,282	1,595

Subtotal		66,420	30,632	73	N/A	N/A	N/A	150,164	26,206	44,071	28,449	1,595

TOTAL (14)		544,166	23,490,538	3,439	N/A	N/A	N/A	782,516	75,751	103,966	32,311	554,265

Notes:

1)	Cost of acquisition plus total investment made and/or planned if the project has not been completed, adjusted for inflation until 02/28/03.

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2)	Total area devoted to sales upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves the land area was considered.
3)	Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
4)	The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
5)	Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation until 02.28.03.
6)	Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation until 02.28.03. Excludes turnover tax deduction.
7)	Cost of acquisition plus improvement, plus activated interest of properties consolidated in portfolio at June 30, 2007, adjusted for inflation at 02/28/03.
8)	Through APSA.
9)	Through IBSA.
10)	Includes the following properties: Dorrego 1916 through IRSA, Yerbal 855 and Arcos 2343 through Baldovinos (fully sold).
11)	Directly through IRSA and indirectly through IBSA. Includes sale of Abril shares.
12)	Includes the following land reserves: Torre Jardín IV, Padilla 902 and Terreno Pilar (through IRSA), Pontevedra, Mariano Acosta, Merlo, Intercontinental Plaza II (through IBSA) and Caballito, Torres Rosario and the Coto Project (through APSA).
13)	Includes the following properties: Puerto Madero Dock XIII and Dique II, Sarmiento 517, Income from Termination, APSA’s Real Properties Sales and Rivadavia 2768 (fully sold through IRSA).
14)	Corresponds to the “Sales and Developments” business unit mentioned in Note 4 to the Consolidated Financial Statements.
15)	Corresponds to receivables from swaps disclosed as “Inventories” in the Consolidated Financial Statements.

Apartment and loft buildings

In the apartment building market, we acquire undeveloped properties that are strategically located in densely populated areas of Buenos Aires City, particularly properties located next to shopping centers and hypermarkets or those that are to be constructed. We then develop multi-building high-rise complexes targeted towards the middle-income market which are equipped with modern comforts and services such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, our strategy is to acquire old buildings in disuse that are located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them to their preferences.

Prior fiscal years developed projects

Torres Jardín, Buenos Aires City. Torres Jardín is a residential complex located in the Buenos Aires neighborhood of Villa Crespo, five minutes from Abasto Shopping. The project originally included four 23-storey towers directed towards the middle-income market; however, we decided not to construct Torres Jardín IV and we estimate to agreed a barter transaction for its construction. Torres Jardín I, II and III have been completed and consist of 490 one, two and three bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2007 there is one apartment and 35 parking spaces pending sale.

Torres de Abasto, Buenos Aires City. Torres de Abasto is a 545-apartment residential complex developed through APSA and is located one block from Abasto Shopping. The project consists of three 28-storey buildings and one 10-storey building directed towards the middle-income market. The apartments were completed in May 1999. The complex has a swimming pool, a terrace, 24-hour security, four retail stores on the ground floor of one of the buildings and 331 underground parking spaces. As of June 30, 2004 100% of the complex was sold.

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Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area of which 3,633 belong to the Company, and it is close to the “Edificios Costeros” office building. It is directed to the high-income segment and all its common areas have spectacular views to the river. This development was partially financed through the anticipated sale of its apartments. Works are 100% finished and as of June 30, 2007 more than 90% of the units had been sold.

Barrio Chico, “San Martín de Tous”, City of Buenos Aires. This is a unique Project located in Barrio Parque, the most exclusive residential area of the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2007 the project is finished and only 3 units are still to be sold.

Concepción Arenal 3000, Buenos Aires City. Concepción Arenal 3000 is a 70-loft residential property located in north-central Buenos Aires City. Each loft unit has a salable area of 86 square meters and a parking space. Lofts in this building are directed towards the middle-income market.

Alto Palermo Park, Buenos Aires City. Alto Palermo Park is one of two 34-storey apartment buildings located two blocks away from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in the building are targeted towards the upper-income market. The building is also located next to its twin, Alto Palermo Plaza. The buildings are comprised of 3 and 4-room apartments with an average area of 158 square meters in the case of Alto Palermo Park and of 294,5 square meters, in the case of Alto Palermo Plaza and each unit includes an average of 18 and 29 square meter parking/storage space, respectively. These buildings were included in the assets we acquired from Pérez Companc S.A. As of June 30, 2007, 100% of Alto Palermo Plaza was sold and there was only one unit to be sold in the Alto Palermo Park.

Projects under development

Torre Caballito, City of Buenos Aires. On May 4, 2006 Koad S.A. (Koad) and the Company entered into a bartering contract for U$S 7,500 by which the Company transferred to Koad the possession of block 36 of the plot called “Terrenos de Caballito” for the construction to its exclusive charge, cost and responsibility of a building complex denominated “Caballito Nuevo”. As consideration, Koad paid the Company the amount of US$ 0.05 million and the balance of US$ 7.45 million will be cancelled by handing over 118 apartment units and 55 garages in a maximum term of 1,188 days. The final number of units to be received will depend from the effective date of delivery of such units by Koad, as it will have different discounts according to the term of delivery.

In addition, Koad imposed a mortgage rem right in first and privilege degree on the building subject to this transaction in favor of the Company in the amount of US$ 7.45 million and established two security insurances for US$ 2.0 million and US$ 0.05 million.

Torre Renoir, Dock III, City of Buenos Aires. To provide for the sustained increase in the demand for residential apartments in the Puerto Madero area, during fiscal year 2006 we have entered into bartering contracts allowing to start the construction of these two exclusive dwelling towers of 37 and 40-storey. In line with the boom of developments in the area, the market has great expectations on the project given its exceptional features. On September 30, 2006 due to the interest shown in this project, the marketing of Tower I was launched as the rate of progress was 78.3%. During fiscal year 2007 preliminary sales contracts were signed for 76.4% of the units available. In respect of Tower II works started and the percentage of work completed is 4.5%.

Dock IV, City of Buenos Aires. In this plot of land located in the Puerto Madero area an 8-storey Class AAA building is under construction. This is a building offering big and versatile offices. The alternatives for dividing the offices will allow to be occupied both by companies requiring 200 square meters of surface area and companies in the need of a complete plant. Works will commence during the fourth quarter of fiscal year 2007. According to the boom of the Puerto Madero area, a big commercial success is expected from this project.

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Residential communities

In the residential communities market, we acquire extensive undeveloped properties located in suburban areas or neighborhoods near the big cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties we build streets and roads, we arrange for the provision of basic municipal services and amenities such as open spaces, sport facilities and security. We seek to capitalize on improvements in transportation and communication around Buenos Aires City, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Panamericana highway, General Paz Avenue and Acceso Oeste highways which significantly reduce traveling time, encouraging a large number of families to move to the new residential neighborhoods. Furthermore, the improvement in public train, subway and bus transportation since their privatization also provides another factor that influences the trend to adopt this lifestyle.

As of June 30, 2007, our residential communities for the construction of single-family homes for sale in Argentina had a total of 62,990 square meters of salable area in the Abril, residential communities located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is one of our private residential communities. It is a 312-hectare property located near Hudson City, approximately 34 kilometers south of the City Buenos Aires, developed into a private residential community for the construction of single family homes directed towards the upper-middle-income market. The project includes 20 neighborhoods subdivided into 1,273 lots consisting of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000 square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center was concluded in 1999. The neighborhoods have been completed and as of June 30, 2007, 95.5% of the property was sold.

In March 2003, 40 lots pending with Pulte were sold for Ps. 3.2 million. The payment was made by returning 27 previously purchased lots, amounting to Ps. 2.8 million, and cancelling the balance of Ps. 0.5 million in cash.

Benavidez, Tigre. Benavidez is an undeveloped 98.9 hectare plot located in the area of Tigre, 35 kilometers north from downtown Buenos Aires. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$ 3.98 million to Inversora Bolívar S.A., of which US$ 0,98 million were paid and the balance of US$ 3.0 million will be paid through the exchange of 110 residential plots already chosen and identified in the option contract signed in December 3, 2003.. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3.0 million in guarantee of compliance with the operation and delivered US$ 0.5 million to Inversora Bolívar S.A. corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and will be returned as follows: 50% of the outstanding balance at the time of certification of 50% of the progress of work and the remaining upon certification of 90% of work progress. Within this property, a closed quarter called “El Encuentro” is developed, with a direct access to highway 9 that facilitates the way into and out of the city. Considering the high price of the plots in the North of the Province of Buenos Aires, mostly in the place in which this enterprise is placed, we have great expectations for marketing the land through the bartering system. The launching of the sale of our units will be carried out at the beginning of fiscal year 2008. As of June 30, 2007, the work progress degree is 90%.

Undeveloped parcels of land

We have acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. We

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have acquired what we believe to be two of the largest and most important undeveloped river front parcels in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, we have benefited from the improvement of land values during periods of economic growth, As of June 30, 2007, our land reserve totaled 17 properties consisting of approximately 2,079 hectares (including Rosario, Caballito, Vicente Lopez and COTO air space owned by APSA).

Buenos Aires City

Solares de Santa Maria, City of Buenos Aires, (ex Santa María del Plata). Solares de Santa María is a 70 hectares property facing the Río de la Plata in the South of Puerto Madero, 10 minutes far from the National Government House. This is an urbanization project developed through our subsidiary Solares de Santa María S.A. (Solares), which has been recently incorporated. This project has a residential profile and mixed uses, it will have offices, stores, hotels, sport and nautical clubs, service areas with schools, supermarkets, parking lots, etc. It has been conceived as another quarter in the City of Buenos Aires.

The project submitted to the government authorities is the result of the proposals suggested by the advisors of the Urban Environmental Plan Council (COPUA) and contemplates de transfer of land devoted to public parks, main avenues to go over the quarter through public streets, assignment of all the plots close to the water for the public use, mainly the central area in front of the stores that could be used as future moorings. Thus the presence of the River in this point is recovered for all of the citizens.

In order to optimize and start this project -while all the required authorizations and approvals are provided by the Government of the City of Buenos Aires- the Company has made contacts with investors having international experience in this kind of real estate undertaking. To such extent, the ownership of 10% of the shareholding has been transferred to Mr. Israel Sutton Dabbah “in commission” belonging to the Sutton Group in the amount of US$ 10,600,000.

Puerto Retiro. Puerto Retiro is an 8.3 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the transportation hub Retiro to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in Buenos Aires City, Puerto Retiro may currently be utilized only for port activities. We have initiated negotiations with municipal authorities in order to rezone the area. Our plan is to develop a 360,000 square meter financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided. We own indirectly trough of our subsidiary Inversora Bolívar S.A. (“Inversora Bolívar”), the 50% in Puerto Retiro.

Caballito, Ferro Project. It is a property of approximately 25,539 square meters in the Buenos Aires city neighborhood of Caballito, one of the most densely populated in Buenos Aires City, which APSA purchased in October 1998.

This plot of land could be devoted to the construction of a commercial center covering 30,000 square meters, including and hypermarket. The authorization of the Government of the City of Buenos Aires is still to be obtained in order to develop the center in this estate. To date, the granting of this authorization cannot be guaranteed.

Terreno Figueroa Alcorta. With respect to the plot located in the Figueroa Alcorta avenue, in front of Paseo Alcorta On December 22, 2005, our subsidiary APSA subscribed a preliminary purchase contract with possession, by which APSA sold to RAGHSA S.A. the plot denominated Alcorta Plaza for a total price of US$ 7.7 million. The terms and conditions of payment agreed were determined in four installments of US$ 1.9 million, the first installment to be due at the date of the preliminary sales contract and the second one collected on March 30, 2006, date on which the final deed was signed and the two pending installments on March 30, 2007 an 2008, respectively.

Province of Buenos Aires

Pereiraola, Hudson. We own directly and indirectly through Inversora Bolivar S.A. (“IBSA”) an

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100% interest in Pereiraola S.A., a company, whose principal asset is a 130 hectare undeveloped property adjacent to Abril. We intend to use this property to develop a private community for the construction of single family homes targeted at the middle-income market. We have the Municipality permission. We have not yet established the costs and financing method for this proposed project.

Pilar. Pilar is a 74 hectare undeveloped land reserve property located close to Pilar City, 55 kilometers to the northwest of downtown of Buenos Aires City. The property is easily accessible due to its proximity to the Autopista del Norte. The Pilar area is one of the most rapidly developing areas of the country. We are considering several alternatives for this property including the development of a residential community or the sale of this property as it is and, therefore, we do not have a cost estimate nor a financing plan.

Vicente López, (Rummaala) Olivos, Provincia de Buenos Aires. On January 16, 2007, Patagonian Investment S.A. and Ritelco S.A. acquired 90% and 10%, respectively, of the total shares of the company named Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. As of June 30, 2007, the Company holds 100% of the ownership interest of Rummaala S.A. as a result of certain transactions performed with Patagonian Investment S.A. and Ritelco S.A. The purchase price was US$ 21.17 million, payable as follows: (i) US$4.25 million in cash and (ii) by delivering certain units of the building to be constructed in the land owned by Rummaala in the amount of US$ 16.92 million, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs.

As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15.00 million, payable as follows: (i) US$ 0.50 million in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1.25 million and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13.25 million, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs.

Other undeveloped parcels of land

Our undeveloped parcels of land portfolio also includes eight undeveloped parcels of land properties located in Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The principal properties include Merlo, Pilar, Terreno Isla Sirgadero, Mariano Acosta and Pontevedra.

Other provinces

Torres Rosario Projct, City of Rosario, Province of Santa Fe. Our subsidiary APSA owns a plot of land covering approximately 50,000 square meters of surface area in the city of Rosario, in the place in which the Alto Rosario Shopping Center is located. A residential complex will be built in this plof of land.

Proyecto Neuquén, Provincia de Neuquén. On July 6, 1999 our subsidiary APSA acquired 94.6% of the shares of Shopping Neuquén S.A. The principal asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters of surface area approximately, in which a commercial centre will be constructed. This project also includes the building of a hyper-market, a hotel and a housing building.

In June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén a postponement of the original construction schedule and an authorization to transfer to third parties certain plots in which such land is divided. The Municipality Executive previously rejected this request under Decree No.

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1437/02 which also established the expiration of the rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred, having Shopping Neuquén S.A. no right to claim indemnity charges, revoking the buy-sell contracts of the land.

On response to the above-mentioned Decree, Shopping Neuquén S.A. requested on January 21, 2003 that the administrative action be annulled, submitting documentary evidence of the reasons to request such annulment. Shopping Neuquén S.A. also requested the authorization to submit a new schedule of time terms, which would be prepared taking into account the economic context prevailing at that time, as well as reasonable short and medium-term projections. The Municipal Executive rejected the request under Decree No. 585/2003; consequently, on September 25, 2003, Shopping Neuquén S.A. filed an administrative procedural action with the High Court of Neuquén, requesting among other issues, that the Court establish the nullity of Decrees 1437/2002 and 585/2003 issued by the Municipal Executive. On December 21, 2004 Shopping Neuquén was notified the resolution of the High Court of Neuquén declaring the expiration of the administrative procedural action filed by the Shopping Neuquén S.A. against the Municipality of Neuquén. The Company file an extraordinary appeal for the case to be sent to the Argentine Supreme Court, which to date has not been resolved.

Finally, on December 13, 2006, Shopping Neuquén S.A. signed an agreement with both the Municipality and the Province of Neuquén by which the time terms for construction of the commercial and housing enterprising was re-scheduled. Also, Shopping Neuquén S.A. was authorized to transfer to third parties the ownership of the plots of land in which the real estate will be divided with the exception of the land in which the commercial center will be constructed. The agreement referred to above was duly ratified by the Legislative Council of the Municipality of Neuquén and the ordinance issued was promulgated by the Neuquén Municipal Executive on January 12, 2007.

The agreement also provides that Shopping Neuquén S.A. will submit, within 120 days after the agreement is signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision. The Municipality of Neuquén has to approve the project draft within 30 days after presentation. Once the project is approved, within the next 150 days the company will submit to the Municipality the final maps of the works. At the time these final maps are registered with the Municipality, the works have to begin within a maximum time term of 90 days as from the date of such registration. The first stage of the construction works (this stage including the minimum construction of 21,000 square meters of the commercial center and of 10,000 square meters of the hypermarket) should be finished in a maximum time term of 22 months as from the date in which the construction process was initiated. In case the conditions are not complied with, the Municipality of Neuquén is entitled to rescind the agreement and file the legal actions it deems pertinent.

On March 28, 2007, the Company submitted the new project draft and the extension of the environmental impact survey to the Municipality of Neuquén. On May 10, 2007, the Municipality of Neuquén, before issuing an opinion on the feasibility of the draft project submitted, required certain explanations and made certain comments and recommendations so that the Company responds to such matter within a reasonable time. The Company is currently working in such sense to provide the due reply with the Municipality. In the meantime, the 30-day terms in which the Municipality should declare the feasibility of the new draft project and extension to the environmental impact study as provided by covenant three of the previously mentioned agreement has been suspended.

The previously mentioned agreement is conditioned upon the Municipality declaring the feasibility of the draft project submitted, and upon such decision being accepted by Shopping Neuquen S.A. in the terms and conditions in which it was issued, otherwise the agreement will terminate. In the meantime, the above-mentioned trial has been suspended.

On December 13, 2006 Shopping Neuquén signed with P.Y.E. Sociedad Anónima a preliminary sales contract for plot E-UNO, which is subject to the condition that the acquiring company applies the plot of land exclusively to the construction of a hotel. This plot covers 4,332.04 square meters of surface

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area and the sale price was established in US$ 119. The title deed for transferring the property and the possession will take place within the 60 days subsequent to the date of compliance with the agreed conditions. This operation is subject to certain conditions precedent, one of these being the approval by the Municipality of Neuquén of the new draft project that Shopping Neuquén S.A. has to submit in accordance with the terms of the previous paragraph.

Canteras Natal Crespo, Province of Córdoba. The first guidelines for development of this project are in process on the basis of the Master Plan of the Chilean architect firm called URBE. Also, preliminary presentations have been submitted to the Municipality of La Calera and to the Provincial Government.

This undertaking is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infra-structure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as main activity the urbanization of own or third parties plots of land, the so-called countries, lots for sale or rent, production of quarries, real estate business and construction of houses.

Hotels

At the end of the 1997 fiscal year, we acquired the Hotel Llao Llao, our first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, we acquired an indirect 50% interest in the Hotel Intercontinental in Buenos Aires which we own through our subsidiary Inversora Bolívar. In March 1998, we acquired the Hotel Libertador. During fiscal year 1999, we sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A.C, (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, we sold 50% of our interest in the Hotel Llao Llao to the Sutton group. During the fiscal year 2007 we increased our share in IBSA by 100% and obtained and indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding our luxury hotels:

Hotel	Date of Acquisi- tion	IRSA’s Effective Interest %	Number of rooms	Average Occupancy % (1)	Avg. price per room Ps.(2)	Accumulated sales as of June 30 of fiscal years (Ps. 000)			Book Value as of June, 30, 2006 (Ps. 000)
						2007	2006	2005
Intercontinental (3)	11/97	76	309	69.4%	413	45,263	39,305	33,228	61,404
Sheraton Libertador (4)	3/98	80	200	82.9%	336	29,338	25,302	20,556	40,950
Llao Llao (5)	6/97	50	158	71.8%	768	48,080	39,156	33,336	66,992
Terrenos Bariloche (5)	12/06	50	N/A			N/A	N/A	N/A	21,900

Total			667	74.0%	469	122,681	103,763	87,120	191,246

1)	Accumulated average in the twelve-month period.
2)	Accumulated average in the twelve-month period.
3)	Through Nuevas Fronteras S.A.(Subsidiary of Inversora Bolívar S.A.).
4)	Through Hoteles Argentinos S.A.
5)	Through Llao Llao Resorts S.A.

Hotel Intercontinental, Buenos Aires City. Hotel Intercontinental is located in the downtown Buenos Aires City neighborhood of Monserrat, adjacent to the Intercontinental Plaza office building. This property was also a part of the acquisition of Old Alto Palermo from Pérez Companc Group. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 square meter ballroom. Other amenities include a restaurant, a business center, a spa and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms, alter having included during the year 3 rooms to become “Junior Suites”. The hotel is managed by the Intercontinental Hotels Corporation, a United States Corporation.

Hotel Sheraton Libertador, Buenos Aires City. Hotel Sheraton Libertador is located in downtown Buenos Aires City at the corner of the streets Córdoba and Maipú, one block from Galerías Pacífico. The

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hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, we sold 20% of our interest in the Sheraton Libertador Hotel for US$ 4.7 million to Hoteles Sheraton de Argentina. The hotel is managed by Sheraton Overseas Management Corporation, a United States Corporation.

The rooms, corridors, lounges and elevators of the hotel are currently being remodeled. The total amount of the investments is estimated in US$ 5.0 million and works are estimated to finish by the end of year 2008.

Hotel Llao Llao, San Carlos de Bariloche, Province of Río Negro. Hotel Llao Llao is located on the Llao Llao península, 25 kilometers from San Carlos de Bariloche City, and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993. The building has a total constructed surface area of 15,000 square meters and 158 rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of “The Leading Hotels of the World” and is currently being managed by Compañía de Servicios Hoteleros S.A. which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires City.

A “suit extension” is currently being carried out in the hotel that will increase its capacity by 25%, totaling 200 rooms. The total amount of the estimated investment is US$ 12.7 million, including other improvements in the kitchen and laundry, and the construction of a new last tech purifying plant. As of June 30, 2007 the progress of the works is 70.68% and works are estimated to be completed by the first quarter of fiscal year 2008. The offer of rooms to the public is estimated for the months of November and December of the current calendar year.

Terreno Bariloche, “El Rancho”, San Carlos de Bariloche, Province of Río Negro. On December 14, 2006 through our subsidiary hotel operator Llao Llao Resorts S.A. we acquired land covering 129,533 square meters of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the operation was US$ 7.0 million, of which US$ 4.2 million were paid cash and the balance of US$ 2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of US$ 0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Hotel Llao Llao in an incredible natural environment and it has a large cottage covering 1,000 square meters of surface area designed by the architect Ezequiel Bustillo.

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SUBSEQUENT EVENTS

These events took place subsequent to June 30, 2007, the year end closing date.

Agreements for the acquisition of real estate

The Company entered into different agreements on July 3, 2007 for acquiring 50% of a building in the amount of US$ 54.0 million and paid US$ 15.8 million on such date. The acquisition is subject to the fulfillment of certain conditions that would occur in the future. These transactions will terminate at the time of signing the pertinent deed, which has been agreed to be carried out on the last week of August 2007.

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SUMMARY OF SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table sets out a brief summary of our financial and operating information at June 30, 2007 and 2006 and for the fiscal years then ended. This information is derived from our audited consolidated financial statements and their corresponding notes (the “Audited Consolidated Financial Statements”). Since the information disclosed in the following table is a summary, it does not contain all the information disclosed in the Audited Consolidated Financial Statements including the corresponding notes.

	As of and for the Year Ended June 30, (1)
	2007	2006
	Ps. (000)	Ps. (000)
Revenues	738,756	577,680
Cost	(311,647)	(243,831)
Gross profit	427,109	333,849

Gain from recognition of inventories at net realizable value	20,737	9,063
Selling expenses	(113,709)	(60,105)
Administrative expenses	(141,427)	(96,427)
Subtotal	(234,399)	(147,469)
Net gain in credit card trust Tarjeta Shopping	3,254	2,625
Gain from operations and holdings of real estate assets	2,568	12,616
Operating income	198,532	201,621
Amortization of goodwill	(1,472)	(1,080)
Financial results generated by assets:
Interest income	27,197	12,312
Interest on discount by assets	(41)	456
Gain on financial operations	54,116	13,724
Exchange gain	(4,893)	21,546
Subtotal	71,379	48,038
Financial results generated by liabilities:
Interest on discount by liabilities	111	20
Exchange loss	(749)	(39,274)
Financial expenses	(66,642)	(50,165)
Subtotal	(67,280)	(89,419)
Financial results, net	4,099	(41,381)
Equity gain from related companies	40,026	41,657
Other income and expenses, net	(14,100)	(18,263)
Net Income before taxes and minority interest	227,085	182,554
Income tax and asset tax	(87,539)	(58,791)
Minority interest	(32,449)	(27,190)
Net income for the year	107,097	96,573

Basic net income per share	0.241	0.254
Basic net income per GDS	2.41	2.54
Diluted net income per share	0.203	0.228
Diluted net income per GDS	2.03	2.28

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	As of and for the year ended June 30, (1)
	2007	2006
	Ps. (000)	Ps. (000)
BALANCE SHEET DATA
Cash and banks and current investments	856,707	233,438
Inventories	35,375	81,280
Mortgage and lease receivables, net	169,623	114,911
Current assets	1,175,790	481,788
Non-current investments	673,273	647,981
Fixed asset, net	2,027,311	1,413,212
Total assets	4,144,899	2,740,121
Short-term debt (2)	214,193	142,140
Total current liabilities	652,082	419,228
Long-term debt (3)	1,222,423	295,282
Total non-current liabilities	1,395,693	385,138
Shareholders’ equity	1,646,714	1,485,766

Other financial data
EBITDA(4)	292,960	269,984
Depreciation and amortization(5)	96,996	80,979
Capital expenses (6)	671,849	122,734
Net cash provided by (used in):
Operating activities	163,099	194,685
Investing activities	(519,423)	(136,567)
Financing activities	900,907	(36,767)

Notes:

(1)	In thousands Pesos , except for information per share. Total amounts are not exact due to rounding.
(2)	Includes short-term loans and the current portion of mortgage payable.
(3)	Includes long-term loans, and the non-current portion of mortgages payable.
(4)	EBITDA is net income less consolidated cost of sales, consolidated selling expenses, consolidated administrative expenses, consolidated intangible assets depreciation and losses derived from operations and holdings of real estate assets.
(5)	Included in operating income.
(6)	Includes the purchase of fixed assets and long-term investments.

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OPERATING AND FINANCIAL REVIEW AND OUTLOOK

The following analysis should be read together with our Consolidated Financial Statements and their notes. For the purposes of the following analysis, our reference to “Consolidated Financial Statements” relates to our audited consolidated financial statements and their notes corresponding to the fiscal years ended June 30, 2007 and 2006.

Variability of results

A principal source of our revenue is rentals income derived from leases of office, and retail properties and for sales of developed properties. Nevertheless, our historical revenues have varied from period to period depending upon the timeliness of sales of properties. No assurance can be given that our period to period results of operations will not continue to vary as a result of periodic property sales.

Consolidation

Our balance sheets, statements of income and cash flows for the years ended June 30, 2007 and 2006 have been consolidated line by line with the financial statements of our subsidiary companies according to the procedure established in Technical Resolution 21 of the Argentine Federation of Professional Councils in Economic Sciences as approved by the Professional Council in Economic Sciences of the City of Buenos Aires and the National Securities Commission. Balances and significant transactions with controlled companies have been eliminated in the consolidation.

Certain amounts in the financial statements as of June 30, 2006 were reclasiffied for disclosure on a comparative basis with those for the fiscal year ended June 30, 2007.

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in the financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

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Revenue recognition

We primarily derive our revenues from sales and development, domestic office and shopping center leases and services operations, hotel operations and from operations with credit cards. This section reflects our revenue recognition policies and those of our controlled and jointly-controlled subsidiaries.

Development and sale of properties. We generally enter into purchase and sale agreements with purchasers of units in our residential properties prior to the commencement of construction. Pursuant to this practice, we initiate our marketing and sales efforts on the basis of already-commissioned architectural designs and model units. As a general rule, purchasers pay a booking charge for the units and subsequently enter into fixed price purchase and sale agreements. The balance of the purchase price is due upon delivery of the constructed and completed unit.

Construction of such residential development properties is done pursuant to “turn-key” contracts with major Argentine and South American construction companies that provide for construction to be completed within a prescribed period and budget, subject to customary exceptions.

We record revenue from the sale of properties when all of the following criteria are met:

•	the sale has been consummated;

•	there is sufficient evidence of the buyer’s initial capacity and commitment to pay for the property;

•	our receivable is not subject to future subordination; and

•	we have transferred to the buyer the risk of ownership, and do not have a continuing involvement in the property.

We use the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun.

The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e., the estimated costs of completion) in connection with sales of properties / units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Under this method of accounting, revenues for work completed may be recognized in the statement of income prior to the period in which actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as is more common for us, where property / unit purchasers pay us an advance down-payment and monthly cash installments prior to the commencement of construction, a liability is recorded. This is recorded as a customer advance in the financial statements.

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Leases and services from office and other buildings. Leases with tenants are accounted for as operating leases. Tenants are charged a rent on a monthly basis. Rental income is recognized on a straight-line basis over the term of the lease and unpaid rents are included in accounts receivable in the consolidated balance sheets.

Leases and services related with the operation of commercial centers. Leases signed with lessees are accounted for as operative income. Typically, lessees pay a rent that consists in the highest of: (i) a basic monthly rent (the Basic Rent) and (ii) a specific percentage of the lessees´ monthly gross sales (the Percentage Rent) that generally oscillates between 4% and 8% of the lessees´ gross sales.

Also, in line with the rental´s adjustment clause in most services contracts the Basic Rent of a lessee generally increases between 4% and 7% each year during the duration of the service contract. Minimum incomes for rentals are recorded according to the straight line method during the contract term. Some services contracts have clauses that establish rentals based on a percentage of sales or based on a percentage of the sales volume exceeding a specific limit. The Company determines the compliance with specific objectives and calculates the additional rental on a monthly basis as stipulated in the contract. Consequently, these contingent rentals are not accounted for until the required limits are exceeded.

Typically, the Company´s services contracts vary from 36 to 120 months. Law 24,808 provides that lessees can rescind the services contracts after the six initial months, by means of a 60 days written notice, subject to sanctions that vary from one to one and a half month of the rent if the lessee rescinds the contract during the first year, and one month of rent if the lessee rescinds the contract once the first year has elapsed.

In addition, the Company invoices on a monthly basis to the lessees’ the administration fees that are prorated among such lessees in accordance with the amounts included in the service contracts. These amounts vary according to the commercial center and are related to the administration and maintenance of the common areas and the administration of contributions by the lessees to finance operating promotion efforts with global commercial centers.

Administration fees are recorded monthly as they are accrued. In addition to the rent, the lessees are generally invoiced “admission rights”, which payment can be demanded to the lessees at the time of entering into the contract or at the time of renewal of the services contract. The admission right is generally paid in a global amount or in few monthly installments, and it is recorded in the statement accounts following the straight line method during the term of the respective services contract.

Operations with credit cards. Income generated by credit card operations include commissions, income for financing, charges to users for life and disability insurance and bank statements of account, among other. Commissions are accepted at the time of processing the dealer´s operations and the remaining operations at the time of accrual.

Hotel operations. We accept the incomes arising from room services, catering and restaurant installation as they are accrued at closing of each day´s operations.

Rental property depreciation

We compute depreciation using the straight-line method over an estimated useful life of each property, ten years for facilities, five years for furniture and other equipment and three years for computer equipment, all of which are judgmental determinations. These determinations may prove to be different than the actual life of the properties.

Operating costs and expenses

Allocation of profits for valuation of inventories at the net realization value.

Fully appropriated to the Sales and Developments segment.

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Allocation of selling expenses to business segments

Selling expenses related to the shopping centers, Credit cards and hotels segments are directly allocated to such segments because such business units are individually managed and clearly identifiable. The remaining selling expenses are allocated among the Sales and developments and offices and others segments, considering the business unit which originated them, excluding, if existing, those located in shopping centers, credit cards and hotels.

Allocation of administrative expenses to business segments

Administrative expenses related to our shopping centers, credit cards and hotel business segments are directly attributable to such segments because such business units are individually managed and are clearly identifiable. The remaining administrative expenses are allocated as follows:

(i)	Administrative expenses without considering which originate them are 53.11% assigned to the Sales and development segment, and 46.89% to the Office and Others. Such percentages are calculated on the basis of operating assets and on revenues generated by each segment.

(ii)	Administration expenses with Shopping center, Credit card and Hotels cost center are assigned directly to such segments.

Allocation of profits from our interest in the Tarjeta Shopping trust funds

This allocation of profits stems from the interest of APSA in the Tarjeta Shopping trust funds. These profits have been allocated to the Credit card segment.

Allocation of results from operations and the holding of real estate assets

These results are allocated to the segment that generates them.

Allocation of the goodwill amortization

They principally include the goodwill depreciations generated by the acquisition by APSA of its subsidiaries, of our own goodwill generated by the purchase of Alto Palermo S.A. and Palermo Invest S.A. shareholdings and the amortization of the higher value generated by the purchase of APSA´s Negotiable Bonds, which are allocated to the originating segment.

Allocation of other expenses and revenues to business segments

Financial results, net Includes interest income, interest on discounting of assets and liabilities, gain on financial operations, financial expenses, exchange gain (loss) and discounts allocable to each segment, as described below:

Gain on financial operations. Only income related to business units Shopping centers, Credit card and Hotels were segregated by segment, as in these cases each of them manages the financial surplus recorded. The remaining amounts are recognized under “Financial and other operations” as they are not directly related to any specific segment.

Interest income, interest on discounting of assets and liabilities and financial expenses. In the segments of Shopping Centers, Credit card and Hotels are directly allocated according who generate them. The remaining results are prorated among Sales and development, Office and others, Shopping center, Hotels, Credit card and Financial and other operations in proportion to the corresponding assets to each segment.

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Exchange gain (loss) and discounts. In the case of Shopping centers, Credit card and Hotels, they are directly charged to the business units giving rise to them. The remaining items are recorded in Financial and other operations as they are not directly related to any segment.

Gain on equity investments. It is allocated to the corresponding segments. Gain on equity investments carrying out activities not falling under any of our segments of activity are recorded under Financial and other operations.

Other income and expenses, net. Only the associates to business units, Commercial Centers, Credit Cards and Hotels are segregated by segment. The rest is charged to Financial Operations and other as they have no direct relationship with any segment in particular.

Income tax and assets tax. Applied to each pertinent income tax segment, except the assets tax that is prorated between Sales and developments, Office and other and Financial Operations.

Minority interest. This result is allocated among the segments of the company that generate it.

Business Segment Reporting

We have determined that our reportable segments are those that are based on internal reporting generated by the Company. Accordingly, we have six reportable segments. These segments are Development and Sale of properties, Office and other non-shopping center rental properties, Shopping centers, Hotel operations, Credit card and Others. As mentioned before, the consolidated statements of income were prepared in accordance with Technical Resolution No. 21 of the F.A.C.P.C.E.

A general description of each segment follows:

Development and sale of properties. This segment includes the operating results of our construction and ultimate sale of residential buildings business.

Offices and other non-shopping center rental properties. This segment includes the operating results of our lease and service revenues of office space and other non-retail building properties.

Shopping centers. This segment includes the operating results of our shopping centers principally comprised of lease and service revenues from tenants.

Credit card. This segment includes incomes from Credit card´s operations which consist in commissions, incomes from inflation and financing and charges to users for life insurance and disability and bank statements of accounts, among other.

Hotel operations. This segment includes the operating results of our hotels principally comprised of room, catering and restaurant revenues.

Others. This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities. This business segment also includes the results of its affiliates related to bank activities.

We measure our business units to be informed based on operating income. Inter-business units transactions, if any, are accounted for at current market prices. We evaluate performance of our business units and allocate resources based on operating income. We do not depend on an only client.

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The following tables show certain operating data by business activity:

As of June 30, 2007	Development and sale of properties	Office and Other non- shopping center rental properties (a)	Shopping Centers	Hotel operations	Credit card	Others	TOTAL
Sales	75,751	55,683	270,266	122,681	212,965	1,410	738,756
Costs	(57,823)	(16,699)	(91,112)	(68,960)	(76,251)	(802)	(311,647)
Gross profit	17,928	38,984	179,154	53,721	136,714	608	427,109
Income from valuation of inventories at net sale value	20,737	—	—	—	—	—	20,737
Selling Expenses	(12,846)	(4,376)	(22,346)	(12,175)	(61,966)	—	(113,709)
Administrative Expenses	(19,624)	(16,827)	(32,717)	(26,893)	(45,366)	—	(141,427)
Net gain in credit card trust Tarjeta Shopping	—	—	—	—	3,254	—	3,254
Gains from operations and holdings of real estate assets	(18)	1,845	741	—	—	—	2,568

Operating Income	6,177	19,626	124,832	14,653	32,636	608	198,532

Amortization of goodwill	286	1,044	(2,802)	—	—	—	(1,472)
Financial results, net	(7,088)	(6,256)	(28,190)	(5,268)	825	50,076	4,099

Equity gain (loss) from related companies	(491)	—	(818)	(412)	—	41,747	40,026

Other income and expenses, net	—	—	(6,382)	160	3,034	(10,912)	(14,100)
Income before taxes and minority interest	(1,116)	14,414	86,640	9,133	36,495	81,519	227,085
Income tax and assets tax	(11,786)	(1,987)	(40,798)	(3,102)	(15,455)	(14,411)	(87,539)
Minority interest	(4)	(326)	(22,000)	(1,400)	(8,719)	—	(32,449)
Net income for the year	(12,906)	12,101	23,842	4,631	12,321	67,108	107,097

Depreciation and amortization (b)	39	16,256	67,046	12,358	1,297	—	96,996

Operating assets	508,742	675,321	1,336,166	202,113	139,657	—	2,861,999
Non operating assets	30,516	24,662	39,073	6,318	18,771	1,163,560	1,282,900
Total assets	539,258	699,983	1,375,239	208,431	158,428	1,163,560	4,144,899

Operating liabilities	31,472	83,073	199,616	23,304	165,713	—	503,178
Non operating liabilities	278,615	247,763	734,370	153,117	44,722	86,010	1,544,597
Total liabilities	310,087	330,836	933,986	176,421	210,435	86,010	2,047,775

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income

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As of June 30, 2006	Development and sale of properties	Office and Other non- shopping center rental properties (a)	Shopping Centers	Hotel operations	Credit card	Others	TOTAL
Sales	103,966	30,565	215,003	103,763	122,969	1,414	577,680
Costs	(54,200)	(8,987)	(77,382)	(57,971)	(43,933)	(1,358)	(243,831)
Gross profit	49,766	21,578	137,621	45,792	79,036	56	333,849
Income from valuation of inventories at net sale value	9,063	—	—	—	—	—	9,063
Selling Expenses	(1,797)	(1,020)	(15,700)	(10,688)	(30,900)	—	(60,105)
Administrative Expenses	(12,566)	(11,101)	(25,837)	(20,998)	(25,925)	—	(96,427)
Net gain in credit card trust Tarjeta Shopping	—	—	—	—	2,625	—	2,625
Gains from operations and holdings of real estate assets	52	2,619	9,499	446	—	—	12,616

Operating Income	44,518	12,076	105,583	14,552	24,836	56	201,621

Amortization of goodwill	—	—	(856)	—	(224)	—	(1,080)
Financial results, net	(5,629)	(4,788)	(23,273)	(1,935)	106	(5,862)	(41,381)

Equity gain (loss) from related companies	—	—	(1,599)	146	—	43,110	41,657

Other income and expenses, net	—	—	(9,636)	(415)	(125)	(8,087)	(18,263)
Income before taxes and minority interest	38,889	7,288	70,219	12,348	24,593	29,217	182,554
Income tax and assets tax	(2,053)	(2,451)	(40,220)	(3,852)	(8,238)	(1,977)	(58,791)
Minority interest	—	(1,077)	(14,582)	(4,157)	(7,374)	—	(27,190)
Net income for the year	36,836	3,760	15,417	4,339	8,981	27,240	96,573

Depreciation and amortization (b)	253	7,903	62,337	9,671	815	—	80,979

Operating assets	386,740	359,725	1,139,767	145,796	74,148	—	2,106,176
Non operating assets	49,624	46,158	18,536	13,310	10,665	495,662	633,945
Total assets	436,364	405,883	1,158,303	159,106	84,803	495,662	2,740,121

Operating liabilities	15,183	52,688	129,653	21,281	97,969	—	316,774
Non operating liabilities	81,414	72,126	243,303	59,030	13,272	18,447	487,592
Total liabilities	96,597	124,814	372,956	80,311	111,241	18,447	804,366

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income

Result of the Operations for the fiscal years ended June 30, 2007 and 2006.

Income

Income increased by 27.9%, that is from Ps. 577.7 million in fiscal year 2006 to Ps. 738.8 million in fiscal year 2007, principally due to an increase in the income of our Credit Card, Commercial Centers, Office and other and Hotels segments.

Sales and developments

Income from Sales and developments segment decreased by 27.1% from Ps. 104.0 million in fiscal year 2006 to Ps. 75.8 million in fiscal year 2007. This business segment does not show recurrent income; consequently the comparison between periods may vary significantly in accordance with the projects that the Company is developing. The decrease of the incomes of this segment was principally due to: (i) the absence in fiscal year 2007 of the Ps. 104.0 million recognized during fiscal year 2006 principally arising from the following operations: 1) income for Ps. 41.8 million for the sale of plot Y, Dock III; 2) income for Ps. 23.0 million from the sale of Alcorta Plaza made by APSA that consisted of a plot placed close to the Paseo Alcorta commercial center; 3) income for Ps. 22.8 million for the sale of block 36 of the plot called “Terrenos de Caballito”; and 4) income for Ps. 10.0 million for the sale of Edificios Cruceros units. This decrease was partially compensated by the income recognized during the current 2007 fiscal period, which are detailed as follows: (i) income for Ps. 31.0 million for the sale to third parties of 10% of the Santa María del Plata plot of land; (ii) income for Ps. 26.2 million arising from the sale of the San Martín de Tours units; (iii) income for Ps. 8.6 million arising from the sale of units in San Martín de Tours and (iv) income for Ps. 8.4 million originated in the sale of Edificios Cruceros units.

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Office and other

Income from our Office and other segment increased by 82.2% going from Ps. 30.6 million in fiscal year 2006 to Ps. 55.7 million in fiscal year 2007. This increase was principally due to the 93.3% increase in the income for rental of offices that went from Ps. 27.4 million in fiscal year 2006 to Ps. 52.9 million in fiscal year 2007. The evolution of the office income is due to: (i) 5.1% increase from 94% to 99.1% of the average occupation rates during fiscal year 2007 due to the inclusion of Dock del Plata and Bouchard 551 and the almost full occupation of Reconquista 823; (ii) 108.7% increase of the accumulated annual rentals arising from the price increases in the following buildings: Intercontinental Plaza Ps. 5.5 million, Bouchard 551 Ps. 3.9 million (no income during 2006), Bouchard 710 Ps. 3.1 million, Dock del Plata Ps. 3.1 million (no income during 2006), Maipú 1300 Ps. 2.5 million and Libertador 498 Ps. 2.4 million. The occupation rate of this segment increased by 0.5% from 96.9% in the year ended June 2006 to 97.4% during the year ended June 2007.

Commercial centers

Income from our Commercial center segments increased by 25.7% from Ps. 215.0 million in fiscal year 2006 to Ps. 270.3 million in fiscal year 2007. Such increase was principally due to and increase of Ps. 55.3 million of the income for rentals and admission rights as a consequence of: (i) 18% increase in the average price per square meter; and (ii) 24% increase in the total sales of our lessees, which increased from Ps. 2,273.3 million during fiscal year ended June 30, 2006 to Ps. 2,825.8 million during fiscal year ended June 30, 2007 resulting in larger income per percentage of rentals. The average occupation rate of our Commercial Centers was 98.9% in fiscal year 2007 that is slightly under the 99.1% of fiscal year 2006.

Hotels

Income from our hotel operations increased 18.2% from Ps. 103.8 million in fiscal year 2006 to Ps. 122.7 million in fiscal year 2007, principally due an increase of 23.7% in the average price per room in our hotels of Ps.379.0 in 2006 to Ps. 469.0 in 2007. On the other hand, the average occupation rates decreased to 74.0% during 2007 in comparison with 78.7% in fiscal year 2006. In comparison, versus the fiscal year 2006, during 2007 the income from the Hotel Llao Llao increased Ps. 8.9 million, income from the Hotel Intercontinental Ps. 6.0 million and income from the Hotel Sheraton Libertador increased Ps. 4.0 million.

Credit cards

Income from our Credit card operations recorded 73.2% increase passing from Ps. 123.0 million during fiscal year 2006 to Ps. 213.0 million during fiscal year 2007. Such increase resulted from the favorable macroeconomic conditions, the general increase in consumption and the continuing expansion of our services with an increase of 90.5% in sales with the shopping card and 49% increase in the number of stores adhered.

Financial operations and other operations

Income from our Financial Operations and other operations segment remained stable with respect to year 2006. Income included in this segment represents fees for services with no specific imputation to any of the prior segments.

Cost of sales, rentals and services

Our costs increased 27.8% from Ps. 243.8 million in fiscal year 2006 to Ps. 311.6 million in fiscal year 2007 showing an increase in costs of each business segment during fiscal year 2007, unless Financial operations and other operations. Total costs as percentage of income remained in 42.2% approximately, that is the same percentage that in the previous fiscal year.

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Sales and developments

Costs related to Sales and developments increased 6.7% from Ps. 54.2 million in fiscal year 2006 to Ps. 57.8 million in fiscal year 2007. The increase in costs of this segment is principally due to the following: (i) Ps. 26.2 million related with the sale of plot 1.d “Z” of Dock III; (ii) Ps. 12.9 million related with the sale to third parties of 10% of the Santa María del Plata plot; (iii) Ps. 8.2 million related with the sale of San Martín de Tours units; (iv) Ps. 3.2 million related with the sale of Edificio Cruceros units and (v) Ps. 1.2 million in costs related with the sale of the estate located in the Saavedra district (previously acquired from Philips Argentina S.A.) to Panamerican Mall S.A. a company in which APSA has 80% share. All these operations were partially compensated due to the non-recurrence of: (i) Ps. 18.4 million in costs related with the sale of Alcorta Plaza (through APSA); (ii) Ps. 11.3 million of costs related with the sale of block 36 of the plot called “Terrenos de Caballito”; (iii) Ps. 7.9 million of costs related with the sale of plot “Y”, Dock III; (iv) Ps. 8.8 million of costs related with the sale of Edificios Cruceros units; and (v) Ps. 1.4 million related with the sale of Alsina 934. Costs included in this segment as percentage of income increased from 52.1% in fiscal year 2006 to 76.3% in fiscal year 2007.

Office and other

The costs of the Office and other segment increased 85.5% from Ps. 9.0 million in fiscal year 2006 to Ps. 16.7 million in fiscal year 2007 principally due to the higher depreciation in such fiscal year as a result of having included new buildings for rental. The principal cost component in the office segment is the depreciation of buildings rented. Costs included in this segment as percentage of income increased from 29.4% during fiscal year 2006 to 30.0% in fiscal year 2007.

Commercial centers

Costs related with Commercial centers increased 17.7% from Ps. 77.4 million in fiscal year 2006 to Ps. 91.1 million in fiscal year 2007. This increase principally originated in: (i) increase in costs related with reforms and modifications in locative areas of Ps. 6.6 million; (ii) a higher depreciation and amortization charge of Ps. 4.7 million; and (iii) an increase in costs for not recovered expenses of Ps. 2.3 million. The cost of the Commercial center segment as percentage on the income of this same business unit reduced from 36.0% in the fiscal year ended June 30, 2006 to 33.7% during the fiscal year ended June 30, 2007.

Hotels

Costs of Hotel operations increased 19.0% from Ps. 58.0 million in fiscal year 2006 to Ps. 69.0 million in fiscal year 2007 principally due to increasing income. Higher costs of the Hotels segment are mainly due to an increase in the assets depreciation, Fees for commissions and services, Food and beverages and salaries and social security charges. Costs of Hotel Llao Llao increased Ps. 6.0 million, of Hotel Intercontinental Ps. 2.6 million and of Hotel Sheraton Libertador Ps. 2.4 million. Costs of hotel operations as percentage of income of this segment increased from 55.9% in fiscal year 2006 to 56.2% in fiscal year 2007.

Credit cards

The cost of the Credit cards segment increased 73.6% from Ps. 43.9 million during fiscal year ended June 30, 2006 to Ps. 76.3 million during fiscal year ended June 30, 2007. Increases were principally due to: (i) an increase of Ps. 11.0 million in the cost of salaries and social security charges; (ii) an increase of Ps. 9.8 million in expenses for interest and commissions; (iii) higher charges for taxes, rates, contributions and services of Ps. 5.7 million; and (iv) an increase in the charge for fees and services to third parties of Ps. 2.8 million as a result of the expansion of our operations.

The cost of Credit cards as percentage of income of such segment remained practically stable in 35.8% approximately, in both fiscal years due to the almost proportional increase of both items in the fiscal year ended June 30, 2007.

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Financial operations and other operations

The cost of the Financial operations and other operations segment decreased Ps. 0.6 million from Ps. 1.4 million in fiscal year 2006 to Ps. 0.8 million in fiscal year 2007. Costs included in this line represent expenses incurred in the rendering of services generated by income.

Gross income

As a result of the above, gross income increased 27.9% from Ps. 333.8 million in fiscal year 2006 to Ps. 427,1 million in fiscal year 2007.

Income for acceptance of inventories at their net realization value

This line was generated due to having valued at net realization value inventories in respect of which we received a purchase price or pre-payments for rentals that fix prices, and the contract conditions of the operations that establish the concretion of the sales an the profits. Under this criterion, during the current fiscal year Ps. 20.7 million were accepted and mainly applied to the following developments: “Dock III - Plot 1.c” for Ps. 18.4 million and “San Martín de Tours” for Ps. 1.5 million.

Marketing expenses

Marketing expenses increased 89.2% from Ps. 60.1 million in fiscal year 2006 to Ps. 113.7 million in fiscal year 2007 principally due to an increase in the marketing expenses of the Credit cards and Commercial centers segments of Ps. 31.1 million and Ps. 6.6 million, respectively. Marketing expenses as percentage of income increased from 10.4% in fiscal year 2006 to 15.4% in fiscal year 2007.

Sales and developments

Marketing expenses for sales and developments increased Ps. 11.0 million in fiscal year 2006 principally due the higher charge during the current year of the turnover tax paid, especially for the sales of Solares de Santa María. Marketing expenses for this business unit consist in commissions and expenses derived from sales, stamp tax and on gross sales (gross income).

Offices and other

Marketing expenses in respect of the Offices and other segment increased Ps. 3.4 million from Ps. 1.0 million in fiscal year 2006 to Ps. 4.4 million in fiscal year 2007 due to the higher charge for bad debtors of our subsidiary Inversora Bolívar for Ps. 1.9 million, and higher charges for turnover tax and real estate commissions.

Commercial centers

Marketing expenses related to Commercial centers increased 42.3% from Ps. 15.7 million in fiscal year 2006 to Ps. 22.3 million in fiscal year 2007 due to: (i) an increase of Ps. 2.0 million in the costs of salaries and social security charges; (ii) an increase of Ps. 1.4 million of the charge for turnover tax; and (iii) an increase in the charge for bad debtors of Ps. 1.2 million. Marketing expenses as a percentage of income of the same segment increased from 7.3% in the fiscal year ended June 30, 2006 to 8.3% in the fiscal year ended June 30, 2007.

Hotels

Marketing expenses related with the operation of Hotels increased 13.9% from Ps. 10.7 million in fiscal year 2006 to Ps. 12.2 million in fiscal year 2007 principally due to the an increase of Ps. 0.5 million of the turnover tax, Ps. 0.3 million in salaries and social security charges, Ps. 0.4 million in commission for tourism agencies due to an increase in the income of the segment in line with higher activity levels and Ps. 0.2 million for advertising.

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Credit cards

Marketing expense of the Credit card segment increased 100.5% from Ps. 30.9 million in the fiscal year ended June 30, 2006 to Ps. 62.0 million in the fiscal year ended June 30, 2007 principally due to: (i) an increase of Ps. 11.7 million in advertising and prize expenses; (ii) an increase in the charge for bad debts of Ps. 11.8 million and (iii) a charge of Ps. 5.8 million in the turnover tax. Marketing expense of Credit cards as a percentage of the income of this segment increased 25.1% in the fiscal year ended June 30, 2006 and 29.1% in fiscal year ended June 30, 2007.

Administration expenses

Administration expenses increased 46.7% from Ps. 96.4 million in fiscal year 2006 to Ps. 141.4 million in fiscal year 2007 due to the increase in the Credit cards segment and in a lesser level to the increase in each one of the remaining activity levels. Principal issues of administration expenses are salaries and social security charges, fees to Directors, fees and remunerations for services and depreciation of fixed assets and amortization of intangible assets.

Sales and developments

Administration expenses of the Sales and developments segment increased 56.2% from Ps. 12.6 million in fiscal year 2006 to Ps. 19.6 million in fiscal year 2007 due to: (i) an increase of Ps. 4.5 million for salaries, bonds and social security charges, and (ii) an increase of bank expenses of Ps. 2.1 million. The administration expenses of Sales and developments as a percentage of the income of this segment increased from 12.1% in fiscal year 2006 to 25.9% in fiscal year 2007.

Offices and other

The administration expenses of the Offices and other segment increased 51.6% from 11.1 million in fiscal year 2006 to Ps. 16.8 million in fiscal year 2007. The increase is principally due to an increase of Ps. 4.0 million in salaries, bonds and social security charges and to an increase of Ps. 1.8 million in bank expenses. Administration expenses of Office and other as percentage of income in this segment decreased from 36.3% in fiscal year 2006 to 30.2% in fiscal year 2007.

Hotels

Administration expenses of our Hotels increased 28.1% from Ps. 21.0 million in fiscal year 2006 to Ps. 26.9 million in fiscal year 2007, principally due to: (i) an increase of Ps. 1.7 million in Hotel Continental mostly due to an increase of Ps. 0.6 million in salaries and social security charges, Ps. 0.5 million in commissions, Ps. 0.4 million in depreciation of fixed assets and Ps. 0.1 million in fees and services to third parties; (ii) an increase of Ps. 1.4 million in Hotel Sheraton Libertador principally due to an increase of Ps. 0.5 million in fees for services, Ps. 0.4 million in salaries and social security charges and Ps. 0.2 million en Miscellaneous and (iii) an increase of Ps. 2.8 million in the Hotel Llao Llao principally due to an increase of Ps. 1.7 million in salaries and social security charges, an increase of Ps. 0.5 million for fees for services and Ps. 0.4 million in taxes, rates and contributions. Administration expenses of Hotels as percentage of income arising from hotel operations increased from 20.2% in fiscal year 2006 to 21.9% in fiscal year 2007.

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Commercial centers

Administration expenses of our Commercial centers increased 26.6% from Ps. 25.8 million in fiscal year 2006 to Ps. 32.7 million in fiscal year 2007 principally due to (i) a higher charge in expenses for fees and third parties services of Ps. 3.7 million; (ii) an increase in the charge for fees to the board of directors of Ps. 2,0 million; (iii) an increase in expenses for taxes, rates and contributions of Ps. 1.3 million mostly due to the tax on banks debits and credits. Administration expenses of Rentals and Services as percentage of the income of this segment remained practically stable only increasing slightly from 12.0% in fiscal year ended June 30, 2006 to 12.1% in fiscal year ended June 30, 2007.

Credit cards

Administration expenses of the Credit cards segment increase from 75.0% from Ps. 25.9 million in fiscal year ended June 30, 2006 to Ps. 45.4 million in fiscal year ended June 30, 2007. The reason is principally due to: (i) a higher charge for salaries, compensations, social security charges and charges for personnel of Ps. 11.4 million, (ii) higher expenses for rentals, taxes, rates and contributions of Ps. 2.4 million and (iii) an increase in expenses for fees and third parties services of Ps. 3.0 million. Administration expenses of Credit cards as percentage of the income of this segment increased from 21.1% in the fiscal year ended June 30, 2006 to 21.3% during the fiscal year ended June 30, 2007 as a result of a higher proportional average of these expenses in respect of the income increase of this segment.

Net income for the participations in securitized accounts receivable

This income is the result of the participation of APSA in the Shopping Credit Card Trusts. This line increased 24.0% from Ps. 2.6 million in fiscal year 2006 to Ps. 3.3 million in fiscal year 2007 principally due to the new issuance of the credit cards trusts.

Income for the operations and holding of real estate assets

The operation and holding of real estate assets decreased 79.6% from an income of Ps. 12.6 million in fiscal year 2006 to an income of Ps. 2.6 million in fiscal year 2007 principally recorded in Suipacha 652 for Ps. 0.9 million, Avenida de Mayo 589 for Ps. 0.7 million and Ps. 0.7 million for real estate of APSA.

Operative income

Operative income decreased slightly from Ps. 201.6 million in fiscal year 2006 to Ps. 198.5 million in fiscal year 2007 mainly due to a decrease in the Sales and developments segment that was compensated by increases in the rest of the business units. The operative income as percentage of income decreased from 34.9% in fiscal year 2006 to 26.9% in fiscal year 2007.

Sales and developments

Operative income arising from the Sales and development segment decreased 86.1% from Ps. 44.5 million in fiscal year 2006 to Ps. 6.2 million in fiscal year 2007 mostly due to a decrease of 27.1 % in the income arising from this segment and partially compensated by increases of 6.7% in costs, 614.9% in marketing expenses and 56.2% in administration expenses. The operating result of this segment as percentage of the incomes of such business unit decreased from 42,8% during fiscal year ended June 30, 2006 to 8,2% during fiscal year ended June 30, 2007.

Offices and other

Operative income arising from the Office and other segment increased 62.5% from Ps. 12.1 million in fiscal year 2006 to Ps. 19.6 million in fiscal year 2007 mostly due to the 82.2% increase in the income of this segment together with increase of 85.5% in costs, 329.0% in marketing expenses and 51.6% in administration expenses. The operative result of this segment as percentage of the incomes of the business unit decreased from 39.5% during the fiscal year ended June 30, 2006 to 35.2% during the fiscal year ended June 30, 2007.

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Commercial centers

Operating income of Commercial centers increased 18.2% from Ps. 105.6 million in fiscal year 2006 to Ps. 124.8 million in fiscal year 2007 mostly due to an increase of 25.7% in the incomes of this segment that were partially compensated by increases of 17.7% in costs, 42.3% in marketing expenses and 26.6% in administration expenses. The operating result of this segment as percentage of income of the business unit decreased from 49,1% during fiscal year ended June 30, 2006 to 46.2% during fiscal year ended June 30, 2007.

Hotels

The operating income of Hotels increased 0.7% from Ps. 1.46 million in fiscal year 2006 to Ps. 14.7 million in fiscal year 2007 mostly due to an increase of 18.2% in incomes from this segment that were partially compensated by increases of 19.0% in costs, 13.9% in marketing expenses and 28.1% in administration expenses. The operative result of this segment as percentage of the income of the business unit decreased from 14.0% during fiscal year ended June 30, 2006 to 11.9% during fiscal year ended June 30, 2007.

Credit cards

Operative income of the Credit Card segment increased 31.4% from Ps. 24.8 million in fiscal year 2006 to Ps. 32.6 million in fiscal year 2007 mostly due to an increase of 73.2% in incomes of this segment that were partially compensated by increases of 73.6% in costs, 100.5% in marketing expenses and 75.0% in administration expenses. The operating result of this segment as percentage of the incomes in such business unit decreased from 20.2% during fiscal year ended June 30, 2006 to 15.3% during fiscal year ended June 30, 2007.

Financial operations and other operations

The operative income of the Operations and other operations segment increased Ps. 0.5 million from an income of Ps. 0.1 million in fiscal year 2006 to and income of Ps. 0.6 million in fiscal year 2007. Operating income of this segment as percentage of the incomes in such business unit increased from 4.0% in fiscal year 2006 to 43.1% in fiscal year 2007. This is the result of a decrease of 40.9% in the costs of this segment.

Amortization of the goodwill

The amortization of the goodwill includes: (i) the amortization of the goodwill of the following subsidiaries of APSA: Shopping Alto Palermo S.A., FIBESA, Tarshop, ERSA and Empalme and (ii) of our own negative goodwill generated by the purchase of APSA and Palermo Invest S.A. shares. The amortization of the goodwill increased 36.3% passing from a loss of Ps. 1.1 million in fiscal year 2006 to a loss of Ps. 1.5 million in fiscal year 2007, as a result of the incorporation during the current year of new negative goodwill values due to the purchase of 33.33% of Palermo Invest S.A. and 0.94% of APSA as mentioned in the precedent point (ii) and the amortization during the current fiscal year of the higher value generated by the purchase of the Negotiable Bond of APSA.

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Financial results, net

The financial results, net decreased from 109.9% from a loss of Ps. 41.4 million in fiscal year 2006 to an income of Ps. 4.1 million in fiscal year 2007. The principal causes that originated this variation were: (i) the increase of Ps. 40.4 million in Results of financial operations mainly due to an increase of Ps. 46.9 million originated by the FCI Quantum Dolphin; (ii) a positive exchange difference in respect of the previous year of Ps. 12.1 million due to a lesser depreciation during the current fiscal year of the Argentine peso versus the US dollar of 3.046/3.086 to 3.053/3.093 (0.2%) in respect of the variation recorded during the previous fiscal year 2.847/2.887 to 3.046/3.086 (6.9%); (iii) Ps. 9.9 million due to a higher result for interest gained of which Ps. 7.6 million were generated through APSA (principally placement of funds and other interest gained) and (iv) Ps. 16.5 million for higher expenses in financing principally due to the higher charge for interest paid as a result of the negotiable bonds issued by IRSA and APSA during the current fiscal year.

Equity gain from related companies

Our income on capital investments decreased by 3.9% from an income of Ps. 41.7 million in fiscal year 2006 to an income of Ps. 40.0 million in fiscal year 2007. This lesser income principally results from: (i) a decrease of Ps. 5.7 million in the income of Banco Hipotecario of Ps. 47.0 million to Ps. 41.3 million and (ii) an income of Ps. 4.0 million due to the absence during fiscal year ended June 30, 2007 of the adjustment for the transference of the management of Abril S.A.

Other income and expenses, net

Other income and expenses, net, decreased 22.8% going from net expenses of Ps. 18.3 million in fiscal year 2006 to net expenses of Ps. 14.1 million in fiscal year 2007 principally due to the effect of: (i) a decrease of Ps. 7.5 million in the allowance for uncollectible loans; (ii) an increase of Ps. 3.1 million for recovery of allowances, both issues being partially compensated by: (i) and increase of Ps. 4.5 million in charges for donations, and (ii) an increase of Ps. 2.7 million in contingencies for lawsuits.

Income before taxes and minority interest

As a result of the above mentioned issue, income before taxes and minority interest increased 24.4% passing for an income of Ps. 182.6 million in fiscal year 2006 to an income of Ps. 227.1 million in fiscal year 2007.

Income tax and assets tax

Income tax and assets tax increased 48.9% from Ps.58.8 million in fiscal year 2006 to Ps. 87.5 million in fiscal year 2007. The deferred tax method was applied to calculate the income tax for the two fiscal years recognizing the temporary differences in the accounting and in tax assets and liabilities. The variation of Ps. 28.7 millions was principally caused by the net impact of: (i) the increase of Ps. 23.6 million in the expense for income tax or IRSA from Ps. 4.0 million during fiscal year 2006 to Ps. 27.6 million during fiscal year 2007 due to the charge during the current year for deferred tax of Ps. 11.6 million mostly caused by the sale of Santa María del Plata; the allowance for income tax of the current fiscal year of Ps. 12.9 million mostly caused by the sale of BHSA shares and units of ownership of Quantum-Dolphin and, finally, the positive variation between both fiscal years of Ps. 1.0 million due to a lesser accounting amortization of the tax on minimum presumed income; (ii) an increase of Ps. 7.8 million in the expense for income tax of APSA of Ps. 48.5 million in fiscal year 2006 to Ps. 56.3 million in fiscal year 2007 and (iii) an increase in the expense for income tax of Nuevas Fronteras S.A. that during fiscal year 2007 was Ps. 0.5 million higher than the expense for fiscal year 2006.

Minority interest

The negative result caused by third parties´ participation in subsidiaries increased 19.3% from a loss of Ps. 27.2 million in fiscal year 2006 to a loss of Ps. 32.4 million in fiscal year 2007 as a consequence of an increase in the income accounts of corporations in which the Company has a minority interest (principally in the Commercial center and Credit cards segments).

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Net income

Due to the above-mentioned issues, net income increased 10.9% from a gain of Ps.96.6 million in year 2006 to an income of Ps. 107.1 million in fiscal year 2007.

IRSA’s Debt

The following table describes our total outstanding debt as of June 30, 2007:

	Maturity schedule
	Class	Less than 1 year	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	More than 4 years	Total (1)	Average annual interest rate %
	(in million of pesos) (2)
Bank and other debt

Unsecured loans	Ps./US$	67.5	26.1	15.2	—	—	108.8	—
Floating rate secured Negotiable Obligations - IRSA	US$	23.8	34.7	22.5	—	—	81.0	7.36
Secured loan - Hoteles Argentinos	US$	1.2	17.9	—	—	—	19.1	12.36
Negotiable Obligations - APSA (3)	US$	5.8	-0.8	-0.8	-0.8	417.7	421.1	7.875/10.00
Negotiable Obligations - APSA	Ps.	1.8	21.4	43.7	43.9	43.9	154.7	11.00
Negotiable Obligations - IRSA (4)	US$	74.2	-0.9	-0.9	-0.9	459.0	530.5	8.00 / 8.50
Debt related to purchase of subsidiaries	Ps./US$	22.4	15.5	9.3	—	52.1	99.3	—

Total bank and other debt		196.7	113.9	89.0	42.2	972.7	1,414.5	—

Mortgages payable
Mortgages payable Bouchard 710	US$	14.7	—	—	—	—	14.7	8.50
Mortgages payable Terrenos Bariloche	US$	2.8	3.0	1.6	—	—	7.4	7.00

Total mortgages payable	US$	17.5	3.0	1.6	—	—	22.1	—

Total debt		214.2	116.9	90.6	42.2	972.7	1,436.6

(1)	Figures may not sum due to rounding.
(2)	Exchange rate as of June 30, 2007: US$ 1,00 = Ps. 3,093.
(3)	Includes APSA’s Convertible Negotiable Obligations issued at 10% annual fixed rate and Class I of APSA’s Negotiable Obligations issue for US$ 120 million at 7.875% fixed rate.
(4)	Includes IRSA’s Convertible Negotiable Obligations issued at 8% annual fixed rate and IRSA´s Negotiable Obligations issue for US$ 150 million at 8.5% fixed rate.

Unsecured loan contract

On November 21, 2002 we completed a debt re-structuring with six financial creditors (Banca Nazionale del Lavoro, BankBoston, Banco Ciudad, HSBC, Banco Itaú and Banco Nación) of the unsecured loan contract of US$ 80.0 million and US$ 37.0 million of our floating rate Secured Negotiable Bonds. Related to this re-structuring we got into a re-structured unsecured bank debt of US$ 51.0 million of which as of June 30, 2007 US$ 16.1 million were outstanding. These loans accrue LIBO interest rate, three months added 200 basic points and are amortized quarterly until maturity in November 2009. This loan contract has a series of commitments that require us to comply with determined financial indices and other tests. The most restrictive financial commitments arising from these loan contracts and bonds require us to maintain:

•	An EBITDA consolidated ratio for the four most recent consecutive economic quarters in respect of consolidated financial disbursements of such period as a minimum of 1.0 /1.40;

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•	A maximum consolidated debt not exceeding the higher value between (i) US$ 222.9 million and (ii) 2.8 times the consolidated EBITDA of the four most recent consecutive economic quarters

Floating rate Secured Negotiable Obligations

In respect of our 2002 debt re-structuring we issued US$ 37.4 million Floating rate Secured Negotiable Obligations of which US$ 26.2 million were outstanding as of June 30, 2007. The Floating rate Secured Negotiable Obligations accrue LIBO interest rate, three months added 200 basic points and are amortized quarterly until maturity in November 2009. The Floating rate Secured Negotiable Obligations are guaranteed by a first grade mortgage on: (i) 13 units of our office building located in Libertador 498, (ii) 71 units in Laminar Plaza and (iii) 19 units in Dock IV. The Floating rate Secured Negotiable Obligations include the same financial commitments of maintenance as the unsecured loan contract.

Convertible Negotiable Obligations - IRSA

On November 21, 2002 we issued US$ 100.0 million Convertible Negotiable Obligations to be matured in November 2007. These bonds accrue 8% annual interest payable biannually. The conversion price is US$ 0.5450 per common share, which means that each Convertible Negotiable Obligation can be exchanged for 1.8347 common shares. In addition, each Convertible Negotiable Obligation contains adhered warrants that confer the option of acquiring 1.8347 shares in US$ 0.6541 each.

Since the date of issue up to June 30, 2007, holders of our Convertible Negotiable Obligations exercised their conversion rights in respect of a total of 81.1 million units with a face value of US$ 1 each, issuing 148.8 million common shares in a face value of Ps. 1 each. Also, as from the date of issue up to June 30, 2007, warrants issued were exercised in a total amount of US$ 56.8 million and in exchange 104.2 million shares were issued. We received funds in a total of US$ 68.1 million.

As of June 30, 2007 the amount outstanding of our Convertible Negotiable Obligations and warrants was US$ 18.9 million and US$ 43.2 million, respectively, and the amount of our shares outstanding was 464,969,156. As of June 30, 2007, our shares were negotiated at US$ 2.139 per shares. Consequently, if on June 30, 2007 the holders of Convertible Negotiable Obligations would have exercised their rights and sold the under-lying shares, they would have received for each convertible negotiable obligation US$ 3.924 approximately. Also, if on such date holders had exercised the warrants and sold their under-lying shares, they would have received other US$ 3.924 per share, paying the exercise price of US$ 1.2 per warrant. If all the holders of our Convertible Negotiable Obligations and warrants exercise their right of conversion and of exercise, the amount of our shares outstanding would increase to 578,971,665 and we would receive proceeds in cash of US$ 51.9, approximately.

Convertible Negotiable Obligations - APSA

On August 20, 2002 APSA issued US$ 50.0 million un-secured Convertible Negotiable Obligations (the “Convertible Negotiable Obligations of APSA”) in exchange for cash and the liquidation of determined liabilities owed to its shareholders. The Convertible Negotiable Obligations of APSA mature on July 19, 2014, according to the postponement of their maturity date resolved by the meeting of shareholders of Negotiable Obligations held on May 2, 2006. Such securities accrue interest payable biannually at a fixed annual rate of 10% and are convertible at any time at the option of the holder into common shares, face value of Ps. 0.10 per share. The conversion rate per US dollar is the lesser between 30.8642 and the result obtained by dividing the rate of exchange effective on the date of conversion by the face value of the common shares of APSA. As of June 30, 2007 as a result of the previous conversions, the amount of capital outstanding of the Convertible Negotiable Obligations of APSA amounted to US$ 47.2 million. In case the shareholders exercise their conversion rights, the common shares of APSA would increase from 782.0 million (Ps. 78.2 million) to 2,237.5 million (Ps. 223.7 million). As of June 30, 2007 we held US$ 31.7 million of Convertible Negotiable Obligations of APSA.

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Hoteles Argentinos

On March 23, 2005, Credit Suisse First Boston International acquired the debt for US$ 11.1 million of Hoteles Argentinos, which had been in non-compliance since January 2002. On April 21, 2006, Hoteles Argentinos reduced the capital amount payable to US$ 6.0 million through a pre-cancellation and the unpaid balance was re-structured so that maturity operates in March 2010 with the scheduled amortization payments as follows:

Date	Amount owed
March 15, 2008	Ps. 212,669

September 15, 2008	Ps. 225,429

March 15, 2009	Ps. 238,955

September 15, 2009	Ps. 253,292

March 15, 2010	Ps. 5,069,655

Interest is accrued on the unpaid capital of this loan under the LIBO rate to six-months plus 7.0%.

In addition, we entered into a swap contract of non-compliance credit with Credit Suisse International that, among other stipulations, guarantees the payment of the debt of Hoteles Argentinos and establishes that in case of an assumption of non-compliance we will acquire the loan. Together with the reform of the loan contract of Hoteles Argeninos, we modified the swap of non-compliance with Credit Suisse International. Consequently, we would only assume 80.0% of the debt of Hoteles Argentinos in case of non-compliance. The remaining 20.0% was assumed by Starwood Hotels and Resorts Worldwide Inc. (Starwood), an indirect minority shareholder of Hoteles Argentinos, which was also formalized through a swap of non-compliance credit. In order to guarantee the non-compliance of our obligations by virtue of the contract with Credit Suisse International, we made a deposit in guarantee of US$ 1.2 million.

The loan contract of Hoteles Argentinos establishes that Hoteles Argentinos cannot declare or pay dividends or make distributions of its shares, redeem, amortize, annul or acquire in any other form own shares o make distributions of assets, shares, warrants, rights, options, obligations or securities in favor of its shareholders, unless in an amount not higher to the less between: (x) the exceeding cash flow of Hoteles Argentinos for the previous year; or (y) its consolidated retained earnings and consolidated income and in this case only if, after giving pro-forma effect to such measure, there would not be a non-compliance or assumption of non-compliance as a consequence of same.

Issue of fixed rate Negotiable Obligations

In the context of the Global Program for Issuing Negotiable Obligations approved on October 31, 2006 by the Meeting of Shareholders, on February 2, 2007 we issued Class 1 Negotiable Obligations in an amount of US$ 150 million at an annual rate of 8.5% payable biannually and mature on February 2, 2017.

Class 1 for up to US$ 150 million was classified by Fitch Argentina Calificadora de Riesgo S.A. with classification A-(arg) at local level and B at international level. In addition, the risk classifier Standard & Poor´s granted the series an international classification of B+ and national classification raA+.

The fundamentals of these classifications are based on the strong competitive position of the Company, consolidating as a leader in the Argentine real estate market. On the other hand, the Company has moderate consolidated indebtedness levels in comparison with its strong base of assets that are shown in the quality and excellent localization of its properties´ portfolio. Finally, both classifiers consider that the funds resulting from the issue of the Negotiable Obligations will be applied to financing investment opportunities that will provide significant profits to the Company due to the positive evolution evidenced by the different business in which the Company participates, and in the favorable prospects for the real estate

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APSA – Issuance of fixed rate Negotiable Obligations

On May 11, 2007, Alto Palermo S.A. issued two new series of notes in the total amount of US$ 170 million. Series I corresponds to the issuance of US$ 120 million becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year as from November 11, 2007. Principal of this Serie will be fully settled at maturity. Series II corresponds to the issuance of Ps.154 million (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi-annual installments as from June 11, 2009, which accrue interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Notes, having a face value of up to US$ 200,000,000 (the “Program”) authorized by the National Securities Commission Resolution No. 15614 dated April 19, 2007.

Agreements not included in the balance sheet

Currently there is no agreement not included in the balance sheet or any significant operations with non-consolidated entities that are not shown in our consolidated financial statements. All our participations and/or relationships with subsidiaries or jointly held companies are recorded in our consolidated balance sheets.

Transference of shares of Banco Hipotecario S.A.

On August 9, 2005 Ritelco S.A. sold 335,893 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (at that moment 100% subsidiary of the Company) in the total amount of US$ 1,54 million (equivalent to market value of US$ 4.57 per share). In the same date, the Company sold 2,305,122 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (at that moment a 100% subsidiary of IRSA) in the price of US$ 4.57 per share (market value), being the total amount of the transaction US$ 10.54 million (equivalent to Ps. 30.28 million).

The change of the nominal value of the Banco Hipotecario S.A. share from pesos 10 to pesos 1 became effective on February 15, 2007.

On June 15, 2007 the Company sold 26,410,150 shares of Banco Hipotecario S.A. to Inversora Bolivar S.A. in the price of Ps. 3.09 per share (market value) the amount of the transaction being Ps. 81.61 million

Inversora Bolivar should cancel the transaction in four-year term with an interest rate of 11% yearly.

As such transactions were made among subsidiaries, in which IRSA holds 100% interest, they do not modify the shareholding and do not affect the consolidated financial statements.

As of June 30, 2007, total shareholding amounts to 176,410,150 shares.

Signing of shared service center contract with CRESUD SACIF and APSA

Considering that the Company, Cresud S.AC.I.F. y A. (“Cresud”) and APSA have operative areas with certain similar characteristics, the Board understands that it is convenient to implement alternative allowing to reduce certain fixed costs incurred in their activities so as to diminish their incidence on the operative results, benefiting and optimizing their individual efficiencies in the areas that conform the operative administration.

To such purpose, a pilot test was tested for a partial operative integration in the Human Resources, Finances, Institutional Relations, Administration, Systems, Insurances, Purchases, Contracts and Operations areas, among other that have shown the feasibility of implementing the above-mentioned project bearing specifically in mind that such project does not fit in the provisions of section 73 of the current Decree 677/01. Consequently, a third independent party (Deloitte Argentina) was requested to carry out a review on the definition of guidelines for liquidation and bases of distribution for its implementation. Recently, the Internal Audit and Management of Corporate Service have joined the project.

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Therefore, a Base Contract was subscribed for the Interchange of Corporative Services referred to the above-mentioned areas that relate jobs performed by one of more of the companies. Such jobs are firstly payable by means of a compensation due to a rendering of services of any of the areas, secondly in case of a difference between the value of the services rendered, in money, among the companies involved.

This Base Contract for the interchange of Corporative Services has an initial term of 24 months, to be automatically renewed for equal term unless rescinded by any of the parties by written note.

We would mention that notwithstanding such operation APSA, Cresud and the Company maintain full independence in their strategic and commercial decisions, being the distribution of costs and benefits made on basis of operative efficiency and equity, without pursuing individual economic benefits for their companies.

The implementation of this project does not difficult the proper identification of the pertinent economic transactions or services nor it harms the efficiency of the internal control system or the internal and external audit jobs of each company, or the possibility to show the transactions related to the Contract in line with Technical Resolution 21 of the Argentine Federation of Professional Councils in Economic Sciences. Mr. Alejandro Gustavo Elsztain will be in charge of the general co-ordination of the project and Mr. Cedric Bridger will the have the individual responsible for the project.

Systems´ Migration Project

During the fiscal year 2007, we developed a systems´ migration project in order to integrate the different existing inter-phases and processes of the Company´s different areas. Such improvement provided a more flexible, efficient and agile organization to respond any business requirements, as well as higher competitiveness. Such integration strategy allowed automating, standardizing and formalizing all processes in order to align the Company with SEC´s requirements, particularly as regards the Sarbanes-Oxley legislation.

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MANAGEMENT AND ADMINISTRATION

Board of Directors

We are managed by a board of directors. Our by-laws lay down that the Board will be made up of a minimum of eight and a maximum of fourteen full directors and equal or less number of alternate directors. Directors are chosen by the vote of the majority of our shareholders in ordinary shareholders meeting for a three years-term and they can be chosen indefinitely.

Actually the board of directors is composed of thirteen directors and four alternate directors.

Alternate directors will be summon to exercise their functions in case of absence, vacancy or death of a full director up to a new director were designated.

The table sets below shows information about our directors and alternate directors:

Name	Date of birth	Occupation in IRSA	Date of current appointment	Term expiration	Current position held since
Eduardo S. Elsztain	01/26/1960	Chairman	2006	2009	1991
Saúl Zang	12/30/1945	Vice-Chairman 1°	2006	2009	1994
Alejandro G. Elsztain	03/31/1966	Vice-Chairman 2°	2004	2007	2001
Oscar P. Bergotto	06/19/1943	Full Director	2006	2009	1994
Fernando A. Elsztain	01/04/1961	Full Director	2005	2008	1999
Ricardo Esteves	05/25/1949	Full Director	2005	2008	2005
Cedric D. Bridger	11/09/1935	Full Director	2006	2009	2003
Marcos Fischman	04/09/1960	Full Director	2006	2009	2003
Fernando Barenboim	09/02/1960	Full Director	2004	2007	2004
Fernando Rubín	06/20/1966	Full Director	2004	2007	2004
Gary S. Gladstein	07/07/1944	Full Director	2004	2007	2004
Mario Blejer	06/11/1948	Full Director	2005	2008	2005
Mauricio Wior	10/23/1956	Full Director	2006	2009	2006
Salvador D. Bergel	04/17/1932	Alternate Director	2005	2008	1996
Juan C. Quintana Terán	06/11/1937	Alternate Director	2005	2008	1996
Emilio Cárdenas	08/13/1942	Alternate Director	2006	2009	2003

Ricardo Esteves, Cedric Bridger, Mario Blejer, Mauricio Wior y Emilio Cárdenas are independent directors in accordance with Resolution No. 400 of the National Securities Commission

The following is a brief biographical description of each member of our board of directors:

Eduardo S, Elsztain. Mr. Elsztain studied accounting at the Universidad de Buenos Aires, He has been engaged in the real estate business for more than twenty years. He is the Chairman of the board of directors of APSA, SAPSA, and Cresud, Consultores Asset Management y BACS Banco de Crédito & Securitización, among others; he is also Vice-Chairman of Banco Hipotecario and E-Commerce Latina S.A. and Director of BrasilAgro. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

Saúl Zang. Mr. Zang is a lawyer graduated from the University of Buenos Aires. He is a member of the International Bar Association and of the Interamerican Federation of Lawyers. Mr. Zang is a founder member of the Zang, Bergel & Viñes law firm. He is Vicepresident of APSA, Vicepresident I of SAPSA and Cresud and Vicepresident of the Board of Directors of Puerto Reitro and Fibesa, and director of Banco Hipotecario S.A., Nuevas Fronteras, Tarshop, Palermo Invest S.A. and BrasilAgro

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Alejandro G. Elsztain. Mr. Elsztain obtained a degree in agricultural engineering from the Universidad de Buenos Aires. He is Vice-Chairman 2” of Cresud and Vice-Chairman executive of APSA and SAPSA. He is also Vice-Chairman of Nuevas Fronteras and Hoteles Argentinos and Director of IBOSA. He is the brother of Chairman Eduardo S. Elsztain and is the cousin of Director, Fernando A. Elsztain.

Oscar P, Bergotto. Mr. Bergotto is the Chief Treasury Officer of our company since 1991. He has also worked in various other real estate companies. He is a director of APSA.

Fernando A, Elsztain. Mr. Elsztain studied architecture at the Universidad de Buenos Aires. He has been engaged in the real estate business as consultant and as managing officer of a familiar real estate company. He is Chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of APSA, SAPSA, Hoteles Argentinos and Tarshop and alternate director of Banco Hipotecario and Puerto Retiro among others. He is the cousin of Alejandro Elsztain and Eduardo S. Elsztain.

Ricardo Esteves. Mr. Esteves holds a Political Science degree issued by the Universidad El Salvador. He has worked as director of the Banco Francés del Río de la Plata, Bunge & Born Holding, Laboratorios Armstrong, Banco Velox and Supermercados Disco. Likewise, he is a founding member of CEAL (Latin American Entrepreneurial Council) and he is head of the Meeting of Latin American Entrepreneurs (parents and sons) and Co-President of the Latin American Forum.

Cedric D, Bridger. Mr. Bridger is qualified as a certified public accountant in the United Kingdom, From 1992 through 1998, he served as Chief Financial Officer of YPF S.A. Mr. Bridger was also Financial Director of Hughes Tool Argentina, Chief Executive Officer of Hughes Tool in Brazil and Hughes’ Corporate Vice President for South American Operations, He is Director of Banco Hipotecario S.A.

Marcos Fischman. Marcos Fischman is pioneer in individual and corporate coaching in Argentina, He studied at the Hebrew University of Jerusalem, He provides consulting services to businessmen, scholars and artists, Since 1993, he is with our company providing consulting services in organizational communication and development.

Fernando Barenboim. Mr. Barenboim graduated as Architect at the University of Buenos Aires. He also attended post-grade courses in the University of Buenos Aires and in the UNESCO and has a Master in the Argentine Catholic University (UCA). He joined IRSA in 1991. He is a manager of the real estate portfolio of Banco Hipotecario S.A. and is currently IRSA´s development manager.

Fernando Rubín. Mr. Rubin has a degree in Psychology awarded by the University of Buenos Aires and attended a post-grade course in Human Resources and Organizational Analysis at E.P.S.O. Since July 2001 has performed as area manager for organizational development at Banco Hipotecario. He served as corporate manager of human resources for IRSA, director of human resources for LVMH (Moet Hennessy Louis Vuitton) in Argentina and Bodegas Chandon in Argentina and Brazil. He also served as manager of the human resources division of the international consulting firm Roland Berger & Partner-International Management Consultants.

Gary S. Gladstein. Mr. Gladstein has a degree in Economic Sciences awarded by the University of Connecticut and a Master in Business Administration of the University of Columbia. He performed as operations manager in Soros Fund Management LLC and he is at present senior consultant in Soros Fund Management LLC.

Mario Blejer. Dr. Blejer obtained a degree at the Hebrew University and its doctorate at the University of Chicago. He lectured courses at the Hebrew, Boston and New York Universities. He has published several articles on macroeconomic and financial stability subjects. During twenty years he served in different departments of the IFM. In 2002 he was appointed President of the Argentine Central Bank and during 2003 was appointed Director of the Center for Studies of Central Banks of the Bank of England.

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Salvador D. Bergel. Mr. Bergel obtained a degree in law and a PhD, in law from the Universidad del Litoral, He is a founding partner of the law firm Zang, Bergel & Viñes and a consultant to Repsol YPF S.A. He is also an alternate director of Cresud.

Juan C, Quintana Terán. Mr. Quintana Terán obtained a degree in law from the Universidad de Buenos Aires, He is a consultant of the law firm Zang, Bergel & Viñes, He has been Chairman and Judge of the National Court of Appeals of the Buenos Aires City dealing in commercial matters, He is an alternate director of Cresud; Banco Hipotecario and Nuevas Fronteras S.A.

Mauricio Wior. Mr. Wior has a master in finances and a licensee in economy and accounting of the University of Tel Aviv, Israel. Mr. Wior is currently director of Erlach S.A. and Banco Hipotecario. Has developed several positions in Bellsouth and was Vice-President for Latin America from 1995 to 2004. Mr. Wior was also the first Executive of Movicom Bellsouth from 1991 to 2004. He conducted the operation of several cell-phone corporations in Uruguay, Chile, Perú, Ecuador and Venezuela. Was president of the Latin American Association of Cell-phones (ALCACEL), the American Chamber of Commerce in Argentina and the Israeli-Argentina Chamber of Commerce. He was director of the Instituto para el Desarrollo Empresarial de la Argentina (IDEA), of Fundación de Investigaciones Económicas Latinoamericanas (FIEL) and of Tzedaka.

Emilio J. Cárdenas. Mr Cárdenas has a Lawyer degree of the University of Buenos Aires and a PDH in law of the University of Michigan. Has been member of the Board of Directors since 1996. President of ABRA, founder partner of the Cárdenas Cassagne & Asociados law firm. Also member of the Boqrd of HSBC Banco Roberts.

Executive Committee

Pursuant to our bylaws, our day-to-day business is managed by an executive committee consisting of five full directors and one alternate director among which, there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Mr. Eduardo S. Elsztain, Mr. Saúl Zang, Mr. Alejandro Elsztain and Mr. Fernando Elsztain as members, and Mr. Oscar P. Bergotto as alternative member. The Executive Committee meets when it is necessary to our activities and under the request of one or more of its members.

The executive committee is responsible for the management of the day to day business delegated by the Board of Directors in accordance with applicable law and our bylaws. In accordance with section 269 of the Corporation Law the Executive Committee is responsible only for the ordinary business. Our bylaws authorize the executive committee to:

i.	designate the managers and establish the duties and compensation of such managers;

ii.	grant and revoke powers of attorney on behalf of us;

iii.	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;

iv.	enter into contracts related to our business;

v.	manage our assets;

vi.	enter into loan agreements for our business and set up liens to secure our obligations; and

vii.	perform any other acts necessary to manage our day-to-day business,

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Senior management

Appointment of the senior management

The Board of Directors is entitled to appoint and remove the members of the senior management. These members develop their activities in accordance with the guidelines established by the Board.

Information on the senior management

The following chart shows information related with the current senor managers appointed by the Board on October 31, 2006:

Name	Date of Birth (m/d/y)	Position	Current position as from
Eduardo S. Elsztain	01/26/1960	General Manager	1991
Gabriel Blasi	11/22/1960	Financial Manager	2004
Fernando Barenboim	09/02/1960	Commercial Manager	2004

David A. Perednik	11/15/1957	Administration manager	2002

Following is a brief description of each one of the member of the Senior Managment who are not part of the Board of Directors:

Gabriel Blasi. Mr. Gabriel Blasi is a Licensee in Business Administration. He has completed several Finance post-grade courses in the Universidad CEMA (Centro de Estudios Macroeconómicos Argentinos) and in IAE (Universidad Austral). He developed business in investment banks and capital markets such as Citibank and Banco Rio (BSCH). Prior to joining the group he performed functions as Finance Director of the Grupo Carrefour Argentina and Goyaique SACIFIA (Perez Companc Group). At present, he is financial manager of APSA and Cresud.

David A. Perednik. Mr. Perednik is Certified Public Accountant graduated in the University of Buenos Aires. He performed functions as financial manager in Marifran Internacional S.A. subsidiary of Louis Dreyfus Amateurs from 1986 to 1997. He was senior consultant in the Administration and Systems Department of Deloitte & Touche. At present, he is administration manager of APSA and Cresud.

Supervisory Committee

The supervisory committee is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the resolutions adopted at shareholders’ meetings. The members of the supervisory committee, the syndics, are appointed at the annual general ordinary shareholders’ meeting for a one year term. The committee has three full members and three alternate members and in accordance with section 294 of the Corporation Law No. 19.550 the committee should meet at least once every three months.

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The following table shows information about the members of our supervisory committee, who were elected at the ordinary and extraordinary shareholders’ meeting held on December 31, 2006:

Name	Date of birth	Position	Term expiration	Current position held since
José D. Abelovich	07/20/1956	Full Member	2007	1992
Marcelo H. Fuxman	11/30/1955	Full Member	2007	1992
Roberto Murmis	04/07/1959	Full Member	2007	2005
Silvia De Feo	10/07/1958	Alternate member	2007	2003
Alicia Rigueira	12/02/1951	Alternate member	2007	2006
Sergio Kolaczyk	11/28/1964	Alternate member	2007	2005

Set forth below is a brief biographical description of each member of our supervisory committee.

José D. Abelovich. Mr. Abelovich obtained a degree in accounting from the Universidad de Buenos Aires, He is a founding member and partner of Abelovich, Polano & Asociados/SC International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the supervisory committees of APSA, SAPSA, Hoteles Argentinos and IBSA.

Marcelo H. Fuxman. Mr. Fuxman obtained a degree in accounting from the Universidad de Buenos Aires, He is a partner of Abelovich, Polano and Associates/SC International, a public accounting firm in Argentina. He is also a member of the supervisory committee of APSA, SAPSA and IBSA.

Roberto Murmis. Mr. Murmis holds a degree in accounting from the Universidad de Buenos Aires, Mr. Murmis is a partner at Abelovich, Polano & Asociados / SC International. Mr. Murmis worked as an advisor to the Secretaría de Ingresos Públicos. Furthermore, he is a member of the supervisory committee of SAPSA, Futuros y Opciones S.A. and Llao Llao Resorts S.A.

Silvia De Feo. Mrs. De Feo obtained a degree in accounting from the University of Belgrano. She is a manager at Abelovich, Polano & Asociados/ SC International, an accounting firm in Argentina and former manager at Harteneck, Lopez & Cía./Coopers & Lybrand. She is also a member of the Supervisory Committees of SAPSA, IBSA and Baldovinos S.A.

Alicia Graciela Rigueira. Mrs. Rigueira is a certified public accountant graduated in the University of Buenos Aires. Since 1998 she is a manager in the Estudio Abelovich, Polano y Asociados affiliated to SC International. From 1974 to 1998 Mrs. Rigueira performed several functions in Harteneck, López y Cía. affiliated to Coopers & Lybrand. She has delivered conference in the School of Economic Sciences of the University of Lomas de Zamora.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk is a public accountant graduated from the University of Buenos Aires. He works for Abelovich, Polano y Asociados/SC International. He is also an alternate member of the Statutory Audit Committee of APSA and Cresud S.A.

Internal Control - Audit Committee

Under the Public Offer Transparency Regime established in Decree 677/01 and the standards of the National Securities Commission (CNV), the Board of Directors established the Audit Committee.

Such committee is a Board of Directors´ Committee whose principal function is to assist the Board to comply with their responsibilities of exercising the care, diligence and the capacity in respect of the Company, particularly in applying the accounting policy and issuance of accounting and financial information, the administration of business risks and internal control systems, the behavior and ethics of the company business, the supervision of the completeness of the financial statements, the compliance of the company with all legal dispositions, the independence and capacity of the independent auditor and the development of the internal audit function of the company and of the external auditors as well.

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The audit committee should meet at least once a year.

Under the terms of Decree No. 677/001 and the standards of the National Securities Commission, the Audit Committee has three independent directors. The NYSE standards establish that as of July 31, 2005 foreign companies that quote shares in the United States should have an Audit Committee whose members should be independent directors.

At present, the Company has a fully independent Audit Committee whose members are the directors Mario Blejer, Cedric D. Bridger and Mauricio Wior.

Fees

Board of Directors

The Corporation Law establishes that the Board of Directors fees, in case they are not specified in the company by-laws, should be fixed by the shareholders´ meeting. The maximum amount of the fees that the members of the board of directors and the supervision council can receive, including salaries and other remunerations for developing their technical-administrative functions on a permanent basis, will not exceed 25% of the income. Such maximum amount will be limited to 5% when dividends are not appropriated to the shareholders and will increase proportionately to the appropriation until such limit is reached when total income is distributed.

When the exercising of the especial commissions of technical-administrative functions by or one or more directors, due to the reduction or inexistence of income imposes the need to extend the fixed limits, such fees can only be effective in excess if they were specifically agreed by the shareholders´ meeting. The fees of the directors for each fiscal year is determined, in accordance with the terms of the Corporation Law, taking into account if directors develop or not technical-administrative functions and in accordance with the income obtained by the company during the fiscal year. Once the fee amounts are determined they should be approved by the shareholders´ meeting.

In the shareholders´ meeting held on October 31, 2006 the shareholders approved the decision to pay fees for Ps. 7.4 million to the directors for the services rendered during the fiscal year ended June 30, 2006.

In accordance with the working contracts with executives entered into with Mr. Eduardo S. Elsztain, Mr. Saúl Zang and Mr. Oscar P. Bergotto, if we revoke without cause the working contracts of any of these executives, we are obliged to pay two years´ of fees to the pertinent executive.

Supervisory Committee

The Board of Directors´ meeting held on October 31, 2006 approved for a majority of votes the decision of not paying any fees to the Supervisory Committee members.

Audit Committee

The members of the Audit Committee do not receive any additional compensations to those received for their services as members of the board.

Capitalization program for executive management

The Company has developed during this year the design of a capitalization program for executive management staff through contributions that will be realized by employees and by the Company.

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That plan is addressed to employees selected by the Company with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary has accepted, it will be able to make two types of contributions: a monthly one (base on the salary) and an extraordinary one (based on the bonus). The suggested contribution is up to 2.5% of the monthly salary and up to 15% of the bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be send to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which has the approval by the National Securities Commission. Such funds will be freely redeemed under the requirement of the participants. The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

In the future the participants will have access to 100% of the plan benefits (that is, including the Company contributions made in favor of the financial means especially created) under the circumstances that follow:

•	Ordinary retirement in line with the applicable working regulations

•	Total or permanent disability or inability

•	Death

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the company only if he has participated in the plan during a minimum term of five years, provided certain conditions were complied with.

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STOCK MARKET INFORMATION

Price history of our stock on the NYSE

Our Global Depositary Shares (GDSs), each representing 10 common shares, are listed and traded on the NYSE under the trading symbol “IRS”. The Global Depositary Shares began trading on the NYSE on December 20, 1994 and were issued by the Bank of New York, Inc. acting as Global Depositary Shares Depositary. It should not be assumed, however, that the Global Depositary Shares will actually trade at a multiple of 10 times the price per common share. The following table shows, for the periods indicated, the high and low closing sales price of the Global Depositary Shares on the NYSE.

Fiscal year	U.S. dollar per GDS
	High	Low
2007	21.52	10.60
2006	13.96	10.74
2005	17.10	6.63
2004	11.52	6.5
2003	10.36	3.86

Fiscal Quarter	High	Low
2007
4th quarter	21.52	18.50
3rd quarter	19.13	15.75
2nd quarter	16.98	12.90
1st quarter	12.86	10.60
2006
4th quarter	13.96	10.74
3rd quarter	13.35	10.80
2nd quarter	12.58	11.15
1st quarter	13.00	11.61
2005
4th quarter	12.84	11.12
3rd quarter	17.10	11.00
2nd quarter	11.43	8.11
1st quarter	8.12	6.63

Month (fiscal year 2007)	High	Low
June	21.52	18.50
May	21.52	19.82
April	20.92	19.10
March	19.13	15.75
February	18.90	17.01
January	18.12	15.84

Source :Bloomberg.

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Buenos Aires Stock Exchange

Our shares are listed and traded on the Buenos Aires Stock Exchange under the trading symbol “IRSA”. Our Shares began trading on the BCBA in 1948. The following table shows, for the periods indicated, the high and low closing sales price of our Shares on the Buenos Aires Stock Exchange.

	Ps. per share
Fiscal year	High	Low
2007	6.60	3.26
2006	4.20	3.34
2005	5.05	1.99
2004	3.34	1.90
2003	2.88	1.44

Fiscal Quarter	High	Low
2007
4th quarter	6.60	5.70
3rd quarter	5.90	4.84
2nd quarter	5.20	4.00
1st quarter	3.96	3.26
2006
4th quarter	4.20	3.35
3rd quarter	4.13	3.35
2nd quarter	3.79	3.35
1st quarter	3.67	3.34
2005
4th quarter	3.80	3.22
3rd quarter	5.05	3.22
2nd quarter	3.43	2.38
1st quarter	2.42	1.99

Month (fiscal year 2007)	High	Low
June	6.45	5.70
May	6.60	6.10
April	6.45	5.85
March	5.90	4.89
February	5.80	5.25
January	5.60	4.84

Source: Bloomberg.

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Dividends and policy dividends

In conformity with the Argentine legislation, the appropriation and payment of dividends is only allowed to shareholders whenever they arise from our realized net income in conformity with the annual financial statements approved by our shareholders. The Board of Directors can declare interim dividends, in which case, all the members of the Board and the members of the Supervisory Committee would be jointly and severally liable of refunding to us the amount disbursed as dividends if as of closing of the fiscal year in which interim dividends are paid the liquid income were insufficient to allow the payment of such dividends. The determination, amount and payment of dividends should be approved in our annual ordinary meeting of shareholders. The approval demands the favorable vote of the majority of the shareholders with voting rights represented in the meeting of shareholders. Considering the relative participations in the title ownership of our capital stock, our principal shareholders have the power to significantly influence in the election of the Board of Directors´ members and in the approval, amount and payment of dividends. However, such power is subject to the requirements of the Argentine legislations and to our by-laws.

The Board submits our financial statements and annual report of the previous fiscal year, together with the report of the Supervisory Committee, to the approval of our annual ordinary meeting of shareholders. The annual ordinary meeting of shareholders, summoned to approve the annual report and financial statements and to determine the appropriation of our net income for the year, should be held before October 31 of each year. In conformity with the Argentine legislation that govern the companies and our by-laws, liquid and realized profits of each fiscal year should be appropriated as follows:

•	5% to the legal reserve fund, up to 20% of our capital stock;

•	an amount determined by the meeting of shareholders is allocated to remuneration of our directors and members of the Supervisory Committee;

•	dividends and additional dividends on the preferred shares, if any; and

•	optional reserve fund, allowance for contingencies, to a new account or to any purpose determined by the meeting of shareholders.

In accordance with the standards issued by the National Securities Commission, dividends in cash should be paid to shareholders within 30 days of the resolution that approves the appropriation. In the case of dividends in shares, the shares should be handed over to the shareholders within three months of the annual ordinary meeting of shareholders that has approved such dividends.

In accordance with the acknowledgment of our shareholders, by virtue of our Unsecured Loan Contract for US$ 51 million and our Floating Rate Guaranteed Negotiable Obligations to be matured on November 2009, there are certain restrictions to the payment of dividends and to the appropriations or re-purchases of debt or shares (“Restricted Payments”). Restricted Payments can be effected if the conditions that follow are complied with: (i) that at the time of effecting and as a consequence of such it has not occurred or occur an assumption of non-compliance, and (ii) that during the previous calculation period there has been no violation of the financial commitments assumed by virtue of the above-mentioned contracts.

To date, the Board of Directors continues analyzing the Company´s policy of dividends.

Although our shareholders decided, in our meeting of shareholders held on October 31, 2006, that we would not pay dividends at that time, we may possible renew the payment of dividends in the near future.

The chart that follows shows the relationship between the payment of dividends and the total amount of dividends paid, each one fully paid in common shares for the mentioned fiscal years. The figures in Pesos are stated in historical Pesos to their respective dates of payment. See “Type of Exchange”.

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Fiscal year of Determination	Dividends in cash (1)	Dividends in shares (1)	Total per share
	(Pesos)	(Pesos)	(Pesos)
1995	0.094	0.06	0.154
1996	0.092	—	0.092
1997	0.110	—	0.110
1998	0.060	0.05	0.110
1999	0.076	0.04	0.116
2000	—	0.20	0.204
2001	—	—	—
2002	—	—	—
2003	—	—	—
2004	—	—	—
2005	—	—	—
2006	—	—	—

(1)	Payments per share.

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OUTLOOK FOR THE COMING YEAR

During fiscal year 2007 the Company has started a strong investment plan tending to increase the future cash flow and create higher value for our shareholders.

In line with the favorable prospects shown in the offices market due to the current shortage of square meters and to the little construction developments, we will go forward with our policy of consolidating in the A and AAA sectors by acquiring already constructed square meters together with the development of new undertakings. The inclusion of 11,000 square meters of shops in Dock IV of Puerto Madero, in our portfolio´s projects, currently under construction, is expected to be ready in the market by fiscal year 2009.

In respect of the commercial centers area, we will continue our market share consolidation strategy in Buenos Aires and expanding inside the country. In the city of Buenos Aires and surroundings, new large commercial centers will be constructed located in the Saavedra district, in the intersection of General Paz Ave and the Panamericana highway. The project includes the construction of a Commercial Center, an hypermarket, a complex of movie theatres and an offices building. This will allow us to capture people of high acquisition level in the North area of Greater Buenos Aires. The project is under development by Panamerican Mall S.A. (“PAMSA”), a recently incorporated company in which our subsidiary of commercial centers Alto Palermo S.A. (APSA) has 80% share.

Inside the country, the consolidation and future enlargement of the Shopping Villa Cabrera in the Province of Córdoba is estimated, this being acquired during the current year, and the development of a commercial centre that is part of a mega plan with houses, hypermarkets and offices in the city of Neuquén. Also, we will continue evaluation new opportunities, both in Buenos Aires and in the interior in line with our business plan.

The new prospects of the hotel sector, shown by the good profits of the activity during fiscal year 2007 and the tourism potential in our country is leading us be optimistic in respect of the business segment. During the next fiscal year, the works for enlargement of Hotel Llao LLao will be inaugurated, and 42 new suites will be added to the hotel offer. In addition, the possibility of a potential development in the plot of land at the sides of the Gutiérrez Lake, close to the Hotel Llao LLao, in under evaluation. As related to hotels in Buenos Aires, in year 2008 the works of remodelling of such hotels will be in advanced progress, which will permit the company to have access to the premium corporative segment and will result in higher income.

As regards the sales and developments segment, our intention in the future is to start our own developments by participating in a company incorporated to such purpose. We are also evaluating to start in the medium-income segment as we believe that salary increases and the improvement of the mortgage credit will help people in acquiring their own dwelling. During the current year having such idea in mind we have acquired two plots of plan in Vicente López where we will develop an important residential undertaking. We believe this project will be launched shortly.

In respect of the urbanization project of the 70 hectares estate located 10 minutes from the Government House, same is in the first stages of development. The project is under “development” by our subsidiary Solares de Santa María S.A. (Solares), which has been recently incorporated. It will have a residential profile, with mix uses, including offices, stores, supermarkets, parking lots, etc. having been conceived as another quarter inside the city of Buenos Aires. This project, which has been submitted to the authorities, is the result of study of projects suggested by the consultants of COPUA (Council of the Environmental Urban Plan) and includes de assignment of 358,000 square meters of surface area devoted to public parks that surround all the development forming green sectors of more than 90,000 square meter of surface areas boulevards that invite to walk around them through public streets all along the district, assignment of the all the plots of water for the public use, principally the front area of the stores which could be used as future moorings. While we await the authorization and approval of the Government of the city of Buenos Aires, we are working in the inclusion of very well-know local and international real estate developers in order to optimize the start of the Project.

The undisputable favorable context is an excellent moment to plan and complete new projects. Our intention is to re-invest the funds arising from the operation and those captures in the capital markets, in new projects in the country and start producing other markets in Latin America. We believe that the know-how acquired in all these years and the access to the capital markets will allow us to capture highly significant business opportunities.

66

IRSA Inversiones y Representaciones

Sociedad Anónima and subsidiaries

Free translation of the

Consolidated Financial Statements

Years ended June 30, 2007 and 2006

67

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Balance Sheets as of June 30, 2007 and 2006

In thousand of pesos (Notes 1, 2 and 3)

	June 30, 2007	June 30, 2006
ASSETS
CURRENT ASSETS
Cash and banks (Note 5)	218,356	103,018
Investments (Note 9)	638,351	130,420
Mortgage and leases receivables, net (Note 6)	169,623	114,911
Other receivables and prepaid expenses (Note 7)	114,085	52,159
Inventories (Note 8)	35,375	81,280

Total Current Assets	1,175,790	481,788

NON-CURRENT ASSETS
Mortgage and leases receivables, net (Note 6)	42,442	33,044
Other receivables and prepaid expenses (Note 7)	81,202	97,882
Inventories (Note 8)	220,828	80,830
Investments (Note 9)	673,273	647,981
Fixed assets (Note 10)	2,027,311	1,413,212
Intangible assets	2,822	3,599

Subtotal Non-Current Assets	3,047,878	2,276,548

Goodwill, net	(78,769)	(18,215)

Total Non-Current Assets	2,969,109	2,258,333

Total Assets	4,144,899	2,740,121

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable	195,870	127,369
Mortgages payable (Note 11)	17,538	18,407
Customer advances (Note 12)	88,810	64,847
Short term debt (Note 13)	196,655	123,733
Salaries and social security payable	26,841	14,823
Taxes payable	64,712	33,928
Other liabilities (Note 14)	61,656	36,121

Total Current Liabilities	652,082	419,228

NON-CURRENT LIABILITIES
Trade accounts payable	40,942	1,196
Mortgages payable (Note 11)	4,557	14,722
Customer advances (Note 12)	63,908	41,482
Long term debt (Note 13)	1,217,866	280,560
Taxes payable	29,556	14,926
Other liabilities (Note 14)	38,864	32,252

Total Non-Current Liabilities	1,395,693	385,138

Total Liabilities	2,047,775	804,366

Minority interest	450,410	449,989
SHAREHOLDERS’ EQUITY	1,646,714	1,485,766

Total Liabilities and Shareholders’ Equity	4,144,899	2,740,121

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo S. Elsztain

President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Income

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

In thousand of pesos, except “earnings per share” (Notes 1, 2 and 3)

	June 30, 2007	June 30, 2006
Revenues	738,756	577,680
Cost	(311,647)	(243,831)

Gross profit	427,109	333,849
Gain from recognition of inventories at net realizable value	20,737	9,063
Selling expenses	(113,709)	(60,105)
Administrative expenses	(141,427)	(96,427)

Subtotal	(234,399)	(147,469)
Net gain in credit card trust Tarjeta Shopping	3,254	2,625
Gain from operations and holdings of real estate assets	2,568	12,616

Operating income (Note 4)	198,532	201,621
Amortization of goodwill	(1,472)	(1,080)
Financial results generated by assets:
Interest income	22,197	12,312
Interest on discount by assets	(41)	456
Gain on financial operations	54,116	13,724
Exchange gain	(4,893)	21,546

Subtotal	71,379	48,038
Financial results generated by liabilities:
Interest on discount by liabilities	111	20
Exchange loss	(749)	(39,274)
Financial expenses	(66,642)	(50,165)

Subtotal	(67,280)	(89,419)

Financial results, net	4,099	(41,381)
Equity gain from related companies	40,026	41,657
Other income and expenses, net (Note 15)	(14,100)	(18,263)

Net Income before taxes and minority interest	227,085	182,554
Income tax and asset tax	(87,539)	(58,791)
Minority interest	(32,449)	(27,190)

Net income for the year	107,097	96,573

Earnings per common share
Basic (Note 25)	0.241	0.254
Diluted (Note 25)	0.203	0.228

The accompanying notes are an integral part of these consolidated financial statements.

Eduardo S. Elsztain

President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Consolidated Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

In thousand of pesos (Notes 1, 2 and 3)

	June 30, 2007	June 30, 2006
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of beginning of year	163,940	142,589
Cash and cash equivalents as of end of year	708,523	163,940

Net increase in cash and cash equivalents	544,583	21,351

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	107,097	96,573
Plus income tax and asset tax accrued for the year	87,539	58,791
Adjustments to reconcile net income to cash flows from operating activities:
• Equity loss from related companies	(40,026)	(41,657)
• Minority interest	32,449	27,190
• Previsions and provisions	53,076	37,694
• Amortization and depreciation	98,786	81,313
• Financial results	(33,139)	24,252
• Gain from operations and holdings of real estate assets	(2,568)	(12,616)
• Gain from valuation of inventories at fair market value	(20,737)	(9,063)
• Non-recoverable goodwill	635	—
• Activate of financial costs	(7,064)	—
• Results from sale of inventories	—	(44,020)
Changes in operating assets and liabilities:
• (Increase) Decrease in current investments	(29,833)	10,279
• Increase in non-current investments	(35,587)	(26,433)
• Increase in mortgages and lease receivables	(79,732)	(80,339)
• (Increase) Decrease in other receivables	(79,555)	8,128
• Decrease in inventories	28,967	25,070
• (Increase) Decrease in intangible assets • in intangible assets	(762)	112
• Decrease in taxes payable, social security payable and customer advances	(12,759)	(28,378)
• Increase in trade accounts payable	65,148	55,980
• Increase in accrued interest	21,542	13,966
• Increase (Decrease) in other liabilities	9,622	(2,157)

Net cash provided by operating activities	163,099	194,685

CASH FLOWS FROM INVESTING ACTIVITIES:
• Payments for companies acquired net of cash acquired	(182,343)	(4,231)
• Decrease (Increase) in non-current investments	187,730	(2,302)
• Decrease in minority interest	(40,192)	(7,251)
• Purchase and improvements of fixed assets	(480,209)	(54,119)
• Changes in undeveloped parcels of land	(9,297)	(62,082)
• Guarantee deposit	9,111	(8,610)
• (Decrease) Increase in goodwill	(228)	684
• Loans granted	(3,995)	—
• Increase in receivables with related companies	—	(375)
• Sale of IRSA Telecommunications N.V.	—	1,719

Net cash used in investing activities	(519,423)	(136,567)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase in short term debt and long term debt	1,199,675	45,066
• Payment of short term debt and long term debt	(292,158)	(82,474)
• Decrease of mortgages payable	(9,393)	(25,561)
• Issuance of common stock	25,958	43,642
• Dividends payments to minority shareholders of related subsidiaries	(23,175)	(12,715)
• Swap guarantee deposit (collection)	—	1,190
• Settlement of debt for the purchase of shares of Mendoza Plaza Shopping S.A.	—	(5,150)
• Settlement of debt with related companies	—	(765)

Net cash provided by (used in) financing activities	900,907	(36,767)

NET INCREASE IN CASH AND CASH EQUIVALENTS	544,583	21,351

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these Consolidated Financial Statements.

Eduardo S. Elsztain

President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements

Consolidated Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

In thousand of pesos (Notes 1, 2 and 3)

	June 30, 2007	June 30, 2006
Supplemental cash flow information
• Interest paid	62,672	51,342
• Income tax paid	17,603	11,440

Non-cash activities:
• Increase in fixed assets through a decrease in inventories	1,521	293
• Increase in inventories through a decrease in fixed assets	—	1,422
• Increase in intangible assets through a decrease in fixed assets	—	6
• Increase in fixed assets through a decrease in undeveloped parcels of land	66,958	1,626
• Increase in inventories through a decrease in undeveloped parcels of land	—	10,675
• Increase in long-term investments through an increase in loans	27,522	—
• Increase in inventories through a decrease in other investments	—	3,827
• Increase in fixed assets through a decrease in other investments	—	8
• Increase in other receivables through a decrease in fixed assets	—	71
• Increase in other receivables through a decrease in intangible assets	—	12
• Increase in fixed assets through an increase in other receivables	12,161	—
• Increase in inventories through an increase in trade accounts payable	40,806	—
• Decrease in inventories through a decrease in mortgages payable	3,632	—
• Increase in expenses for issuance of negotiable obligations through an increase in trade account payable	1,691	—
• Increase in loans through a decrease in other liabilities	2,614
• Conversion of negotiable obligations into common shares	27,893	93,322

	June 30, 2007	June 30, 2006
Acquisitions of subsidiaries:
Mortgage and leases receivables, net	1,578	—

Other receivables	4,083	99
Inventories	66,057	—
Undeveloped parcels of land	—	269
Fixed assets	97,069	—
Trade accounts payable	(1,458)	—
Customer advances	(17,417)	—
Salaries and social security payable	(283)	—
Taxes payable	(16,719)	—
Other liabilities	(11,614)	(89)

Net value of the acquired non-cash assets	121.296	279
Acquired cash	187,714	—

Net value of acquired assets	309,010	279
Minority interest	(36,029)	—
Goodwill	10,036	—
Higher value of undeveloped parcels of land acquired	—	3,953

Purchase value of acquired subsidiaries	262,945	4,232
Acquired cash	(187,714)	—
Amounts financed by sellers	(80,618)	—

	(5,387)	4,232

Eduardo S. Elsztain President

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

In thousand of pesos

NOTE 1:	BASIS OF CONSOLIDATION – CORPORATE CONTROL

a.	Basis of consolidation

The Company has consolidated its balance sheets at June 30, 2007 and 2006 and the statements of income and cash flows for the fiscal years ended June 30, 2007 and 2006 line by line with the financial statements of its subsidiaries, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and by the National Securities Commission.

All significant intercompany balances and transactions have been eliminated in consolidation.

The following table shows the data concerning the corporate control:

	DIRECT AND INDIRECT % OF CAPITAL		DIRECT AND INDIRECT % OF VOTING SHARES
COMPANIES	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006
Ritelco S.A.	100.00	100.00	100.00	100.00
PALERMO INVEST S.A.	100.00	66.67	100.00	66.67
ABRIL S.A. (NOTE 31)	—	83.33	—	83.33
Pereiraola S.A.	100.00	83.33	100.00	83.33
Baldovinos S.A. (Note 45)	—	83.33	—	83.33
Hoteles Argentinos S.A.	80.00	80.00	80.00	80.00
Llao LLao Resorts S.A.	50.00	50.00	50.00	50.00
Patagonian Investment S.A. (Note 34)	100.00	—	100.00	—
Alto Palermo S.A. (“APSA”)	62.48	61.54	62.48	61.54
Rummaala S.A (Note 44)	100.00	—	100.00	—
Inversora Bolivar S.A.	100.00	66.67	100.00	66.67
Solares de Santa María S.A. (Note 48)	90.00	—	90.00	—
CYRSA S.A. (Note 46)	100.00	—	100.00	—
Canteras Natal Crespo S.A. (1)	50.00	43.18	50.00	43.18

(1)	The Company holds joint control of Canteras Natal Crespo S.A. with ECIPSA, see Note 17 to the basic Financial Statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 1:	(Continued)

b. Comparative Information

Certain amounts in the financial statements at June 30, 2006 were reclassified for disclosure on a comparative basis with those for the fiscal year ended June 30, 2007.

NOTE 2:	CONSIDERATION OF THE EFFECTS OF INFLATION

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the government discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date again, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the consolidated financial statements taken as a whole.

The rate used for restatement of items is the domestic wholesale price index published by the National Institute of Statistics and Census.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 1, have been prepared on a consistent basis with those applied by IRSA Inversiones y Representaciones Sociedad Anónima. The Note 1 to the basic financial statements details the most significant accounting policies applied by the Company. Below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that Note.

a.	Banco Hipotecario S.A. shares

Banco Hipotecario S.A. shares were valued by using the equity method of accounting by the end of the year. See Note 1.5.i. to the basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3:	(Continued)

b.	Revenue recognition

In addition to the description in the basic financial statements:

• Net income for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent adjustment clause in most leases, the tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease. Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial nine months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company monthly charges its tenants administration fees, which are prorated among the tenants according to their leases and varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations.

Administration fees are recognized monthly when accrued. In addition to rent, tenants are generally charged “admission rights”, that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3:	(Continued)

b.	(Continued)

• Lease agent operations

FIBESA S.A. and Comercializadora Los Altos S.A. (former Altocity.com S.A.), companies in which APSA have shares of 99.9999% and 100% respectively, act as the leasing agents for APSA bringing together that company and potential lessees for the retail space available in certain of APSA’s shopping centers. FIBESA’s and Comercializadora Los Altos S.A. (former Altocity.com S.A.) revenues are derived primarily from collected fees calculated as a percentage of the final rental income value. Revenues are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

• Credit card operations

Revenues derived from credit card transactions include commissions and financing income, charges to users for life and disability insurance and statements of accounts. Commissions are recognized at the time the merchants’ transactions are processed, while the remaining income is recognized at the time it is accrued.

• Hotel operations

The Company recognizes revenues from its rooms, catering, and restaurant facilities as accrued on the close of each business day.

Net operating results from each business unit are disclosed in Note 4.

c.	Intangible assets

Intangible assets are carried at cost restated as mentioned in Note 2, less accumulated amortization and corresponding allowances for impairment in value. Included in the Intangible Assets caption are the following:

• Trademarks

Trademarks include the expenses and fees related to their registration.

• Pre-operating expenses

This item reflects expenses generated by the opening of new shopping malls restated as mentioned in Note 2. Those expenses are amortized by the straight-line method in 3 years, beginning as from the date of opening of the shopping center.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 3: (Continued)

c.	(Continued)

• Property development expenses

Expenses incurred related to the selling of development properties, including advertising, commissions and other expenses, are charged to net income for the period in which the corresponding income is accrued, based on the percentage of completion method.

The value of these assets does not exceed its estimated recoverable value at the end of each year.

d.	Goodwill

Negative goodwill represents the excess of the market value of net assets of the subsidiaries at the percentage participation acquired over the acquisition cost. Goodwill has been restated following the guidelines mentioned in Note 2 and amortization has been calculated by the straight-line method based on an estimated useful life, that in no case exceed 20 years, considering the weighted-average of the remaining useful life of identifiable assets acquired subject to depreciation.

Additionally, also included was the goodwill from the subsidiary APSA, originating from the purchase of shares of Tarshop S.A., Fibesa S.A., Panamerican Mall S.A., Empalme S.A.I.C.F.A. y G. and Emprendimiento Recoleta S.A., which is amortized through the straight-line method over a period that not exceeds 10 years.

Goodwill corresponding to the acquisition of Panamerican Mall S.A. has been valued at cost, calculated as the difference between the value paid for such investment and the estimated current value of the assets acquired. The goodwill for the acquisition of the controlled companies Empalme S.A.I.C.F.A. y G. and Palermo Invest S.A. has been valued at cost, calculated as difference between the value paid for such investment and the book value of the participation acquired. The Company is currently analyzing the current value of assets and liabilities acquired in line with Technical Resolution No. 21. The goodwill originated for the acqusition of Empalme S.A.I.C.F.A. y G. shares is amortized over 17 years. Amortization has been classified under “Amortization of goodwill” in the Statements of Income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	NET OPERATING INCOME BY BUSINESS UNIT

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has six reportable segments. These segments are Sales and development of properties, Office and others, Shopping centers, Credit card, Hotel and financial operations and others. As mentioned in Note 1, the consolidated statements of income were prepared following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E..

A general description of each segment follows:

•	Sale and development of properties

This segment includes the operating results of the Company’s construction and / or sale of residential buildings business.

•	Office and others

This segment includes the operating results of the Company’s lease and service revenues of office space and other building properties from tenants.

•	Shopping centers

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit card

This segment includes the operating results from operations with credit cards, which include commissions, financing income, charges to users by life and incapacity insurance and accounts´ summaries, among others.

•	Hotel operations

This segment includes the operating results of the Company’s hotels principally comprised of room, catering and restaurant revenues.

•	Financial operations and others

This segment primarily includes revenues and associated costs generated from the sale of equity securities, other securities-related transactions and other non-core activities of the Company. This segment also includes gain/loss in equity investments of the Company relating to the banking activity.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

The Company measures its reportable segments based on operating result. Inter-segment transactions, if any, are accounted for at current market prices. The Company evaluates performance of its segments and allocates resources to them based on operating result. The Company is not dependent on any single customer.

The accounting policies of the segments are the same as those described in Note 1 to the basic financial statements and in Note 3 to the consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4:	(Continued)

The following information provides the operating results from each business unit:

As of June 30, 2007

	Development and sale of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Credit card	Others	Total
Revenues	75,751	55,683	270,266	122,681	212,965	1,410	738,756
Costs	(57,823)	(16,699)	(91,112)	(68,960)	(76,251)	(802)	(311,647)
Gross profit	17,928	38,984	179,154	53,721	136,714	608	427,109
Income from valuation of inventories at net sale value	20,737	—	—	—	—	—	20,737
Selling expenses	(12,846)	(4,376)	(22,346)	(12,175)	(61,966)	—	(113,709)
Administrative expenses	(19,624)	(16,827)	(32,717)	(26,893)	(45,366)	—	(141,427)
Net gain in credit card trust Tarjeta Shopping	—	—	—	—	3,254	—	3,254
Gain from operations and holdings of real estate assets	(18)	1,845	741	—	—	—	2,568

Operating income	6,177	19,626	124,832	14,653	32,636	608	198,532

Amortization of goodwill	286	1,044	(2,802)	—	—	—	(1,472)
Financial results, net	(7,088)	(6,256)	(28,190)	(5,268)	825	50,076	4,099
Equity gain (loss) from related companies	(491)	—	(818)	(412)	—	41,747	40,026
Others income and expenses, net	—	—	(6,382)	160	3,034	(10,912)	(14,100)
Income before taxes and minority interest	(1,116)	14,414	86,640	9,133	36,495	81,519	227,085
Income tax and asset tax	(11,786)	(1,987)	(40,798)	(3,102)	(15,455)	(14,411)	(87,539)
Minority interest	(4)	(326)	(22,000)	(1,400)	(8,719)	—	(32,449)
Net income for the year	(12,906)	12,101	23,842	4,631	12,321	67,108	107,097

Depreciation and amortization (b)	39	16,256	67,046	12,358	1,297	—	96,996

Addition of fixed assets and intangible assets	2,895	263,104	157,857	57,115	—	—	480,971
Non-current investments in other companies	—	—	—	—	—	306,853	306,853

Operating assets	508,742	675,321	1,336,166	202,113	139,657	—	2,861,999
Non- Operating assets	30,516	24,662	39,073	6,318	18,771	1,163,560	1,282,900
Total assets	539,258	699,983	1,375,239	208,431	158,428	1,163,560	4,144,899

Operating liabilities	31,472	83,073	199,616	23,304	165,713	—	503,178
Non-Operating liabilities	278,615	247,763	734,370	153,117	44,722	86,010	1,544,597
Total liabilities	310,087	330,836	933,986	176,421	210,435	86,010	2,047,775

(a) Includes offices, commercial and residential premises.
(b) Included in operating income

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 4: (Continued)

The following information provides the operating results from each business unit:

As of June 30, 2006

	Development and sale of properties	Office and Other non-shopping center rental properties (a)	Shopping centers	Hotel operations	Credit card	Others	Total
Revenues	103,966	30,565	215,003	103,763	122.969	1,414	577,680
Costs	(54,200)	(8,987)	(77,382)	(57,971)	(43,933)	(1,358)	(243,831)
Gross profit	49,766	21,578	137,621	45,792	79,036	56	333,849
Income from valuation of inventories at net sale value	9,063	—	—	—	—	—	9,063
Selling expenses	(1,797)	(1,020)	(15,700)	(10,688)	(30,900)	—	(60,105)
Administrative expenses	(12,566)	(11,101)	(25,837)	(20,998)	(25,925)	—	(96,427)
Net gain in credit card trus Tarjeta Shopping	—	—	—	—	2,625	—	2,625
Gain from operations and holdings of real estate assets	52	2,619	9,499	446	—	—	12,616

Operating income	44,518	12,076	105,583	14,552	24,836	56	201,621

Amortization of goodwill	—	—	(856)	—	(224)	—	(1,080)
Financial results, net	(5,629)	(4,788)	(23,273)	(1,935)	106	(5,862)	(41,381)
Equity gain (loss) from related companies	—	—	(1,599)	146	—	43,110	41,657
Others income and expenses, net	—	—	(9,636)	(415)	(125)	(8,087)	(18,263)
Income before taxes and minority interest	38,889	7,288	70,219	12,348	24,593	29,217	182,554
Income tax and asset tax	(2,053)	(2,451)	(40,220)	(3,852)	(8,238)	(1,977)	(58,791)
Minority interest	—	(1,077)	(14,582)	(4,157)	(7,374)	—	(27,190)
Net income for the year	36,836	3,760	15,417	4,339	8,981	27,240	96,573

Depreciation and amortization (b)	253	7,903	62,337	9,671	815	—	80,979

Addition of fixed assets and intangible assets	619	320	29,524	20,070	3,586	—	54,119
Non-current investments in other companies	—	—	129	—	—	265,082	265,211

Operating assets	386,740	359,725	1,139,767	145,796	74,148	—	2,106,176
Non- Operating assets	49,624	46,158	18,536	13,310	10,655	495,662	633,945
Total assets	436,364	405,883	1,158,303	159,106	84,803	495,662	2,740,121

Operating liabilities	15,183	52,688	129,653	21,281	97,969	—	316,774
Non-Operating liabilities	81,414	72,126	243,303	59,030	13,272	18,447	487,592
Total liabilities	96,597	124,814	372,956	80,311	111,241	18,447	804,366

(a)	Includes offices, commercial and residential premises.
(b)	Included in operating income.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 5:	CASH AND BANKS

The breakdown for this item is as follows:

	June 30, 2007	June 30, 2006
Cash in local currency	3,331	2,288
Cash in foreign currency	736	2,472
Banks in local currency	128,697	30,244
Banks in foreign currency	84,781	66,950
Checks to be deposited	811	1,064

	218,356	103,018

NOTE 6:	MORTGAGES AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	June 30, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
Debtors from sale of real estate	7,670	888	9,150	13,352
Interest to be accrued	(76)	—	(79)	(51)
Debtors from leases and credit card	152,755	43,509	92,449	21,076
Debtors from leases under legal proceedings	23,603	—	23,338	—
Debtors from sales under legal proceedings	1,302	—	2,051	—
Checks to be deposited	31,626	—	26,155	—
Related companies	910	—	295	—
Debtors from hotel activities	7,909	—	5,595	—
Less:
Allowance for doubtful accounts	(201)	—	(505)	—
Allowance for doubtful leases	(55,875)	(1,955)	(43,538)	(1,333)

	169,623	42,442	114,911	33,044

NOTE 7:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	June 30, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
Asset tax credits	16,595	21,037	7,321	26,000
Value added tax (“VAT”) receivable	17,640	10,637	5,344	1,186
Related companies	38,904	84	6,542	51
Guarantee deposits (1) (2)	58	509	9,391	282
Prepaid expenses and services	19,983	233	7,176	456
Guarantee of defaulted credits (3)	785	3,096	279	15,889
Advance for the acquisition of companies (Note 44)	—	—	2,064	—
Expenses to be recovered	3,098	—	4,965	—
Fund administration and reserve	205	—	243	—
Gross sales tax	1,242	1,153	790	883
Deferred income tax	—	25,402	—	47,936
Debtors under legal proceeding	—	—	470	—

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 7:	(Continued)

	June 30, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
Income tax advances and withholdings	978	—	1,638	—
Country club debtors	—	—	412	—
Trust programs account receivables (Note 17)	2,926	18,976	1,100	5,805
Mortgages receivable under legal proceeding	—	2,208	—	2,208
Allowance for doubtful accounts	—	(2,208)	—	(2,208)
Tax on personal assets to be recovered	287	—	836	—
Loans granted (4)	4,290	—	—	—
Pre-paid insurance	45	—	48	—
Judicial attachments (Note 26)	1,150	—	861	—
Stock transactions to be liquidated	129	—	—	—
Present value – other receivables	—	(473)	—	(752)
Other	5,770	548	2679	146

	114,085	81,202	52,159	97,882

(1)	As of June 30, 2006 included US$ 3 million deposit in guarantee kept in the Deustche Bank in favor of Argentimo S.A. related to an agreement entered into between Alto Palermo S.A., Argentimo S.A. and Constructora San José Argentina S.A. by which the guidelines were established for negotiating the acquisition of land to develop a shopping center and a dwelling and/or office building. As of December 26, 2006 this guarantee kept to APSA (see Note 41).
(2)	Includes restricted cash (see Note 16)
(3)	See Note 15 to the basic financial statements and Note 16 to the consolidated financial statements.
(4)	See Note 4 (1) to the basic financial statements

NOTE 8:	INVENTORIES

The breakdown for this item is as follows:

	June 30, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
Edificios Cruceros	487	—	3,629	—
Dock 13	1,595	—	1,605	—
Dorrego 1916	13	—	13	—
Minetti “D”	72	—	72	—
Credit from Barter of Caballito (1)	—	22,663	—	22,663
Torres Jardín	472	—	472	—
V. Celina	43	—	43	—
Abril / Baldovinos	2,646	6,661	5,670	2,872
San Martín de Tours	3,929	—	14,211	—
Credit from barter of Benavidez (Note 27)	2,722	7,273	2,329	6,213
Torres de Abasto	622	—	312	—
Dique III parcel 1 d) (2)	—	—	25,549	—
Torres de Rosario	6,338	—	7,325	—
Credit from barter of Dique III 1 c) (2)	13,068	26,800	15,587	7,274
Credit from barter of Dique III 1 e) (2)	—	41,808	—	41,808
Libertador 1703 y 1755 (Note 44)	—	115,623	—	—
Advance on purchase of real states (Note 44)	—	—	1,773	—
Other inventories	3,368	—	2,690	—

	35,375	220,828	81,280	80,830

(1)	See Note 21 to the basic financial statements.
(2)	See Note 20 to the basic financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 9:	INVESTMENTS

The breakdown for this item is as follows:

	June 30, 2007	June 30, 2006
Current
Boden (1)	428	644
Mortgage bonds (1)	2,073	2,704
IRSA I Trust Exchangeable Certificate (1)	106	184
Time deposits and money markets	5,024	6,431
Mutual funds (2)	600,919	108,732
Tarshop Trust (1)	22,104	10,319
Fiduciary bonds (1)	—	324
Banco Ciudad de Bs. As. Bond (1)	126	438
NOBACS bonds (1)	6,159	603
Other investments (1)	1,412	41

	638,351	130,420

Non-current
Banco de Crédito y Securitización S.A.	5,181	4,782
Banco Hipotecario S.A.	301,672	260,300
E-Commerce Latina S.A	—	129
IRSA I Trust Exchangeable Certificate	687	2,126
Tarshop Trust	55,683	37,814
Fiduciary bonds	—	752
Banco Ciudad de Bs. As. Bond	—	117
Other investments	1,148	1,287

	364,371	307,307

Undeveloped parcels of land:
Dique IV	—	6,704
Terreno General Paz (Note 41)	—	59,837
Torres de Rosario plot of land	16,111	16,079
Terrenos de Caballito	9,223	9,223
Padilla 902	94	92
Pilar	3,408	3,408
Torres Jardín IV	3,010	3,030
Puerto Retiro (Note 16)	54,861	46,518
Santa María del Plata	135,785	114,397
Pereiraola	21,717	21,875
Air space Coto	13,143	13,143
Caballito	36,681	36,622
Canteras Natal Crespo	5,559	4,427
Other undeveloped parcels of land	9,310	5,319

	308,902	340,674

	673,273	647,981

(1)	Not considered cash equivalent for purposes of presenting the consolidated statements of cash flows.
(2)	As of June 30, 2007 includes: Ps. 96,687 corresponding to common investment fund “Dolphin Fund PLC”, Ps. 3,085 corresponding to NCH Development Partner fund, Ps. 1,749 corresponding to Goal Capital Plus - Class B - Banco Itau fund, Ps. 3,056 corresponding to Premier Renta Plus - Banco Superville fund, Ps. 6,280 corresponding to Delta Ahorro Pesos - Raymond James Argentina fund, Ps. 1,813 corresponding to Fima Ahorro - Banco Galicia fund, Ps. 2,603 corresponding to 1784 Ahorro Pesos—Class A—Standard Bank fund, Ps. 503 corresponding to Gainvest fund not considered as cash for the purpose of the statement of cash flows, and as of June 30, 2006: Ps. 3.174 corresponding to NCH Development Partner fund and Ps. 49.976 corresponding to common investment fund “Dolphin Fund PLC” , Ps. 1,091 corresponding to Gainvest funds not considered as cash for the purpose of the statement of cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 10:	FIXED ASSETS

The breakdown for this item is as follows:

	June 30, 2007	June 30, 2006
Hotels
Llao-Llao	66,992	44,096
Intercontinental	61,404	55,573
Libertador	40,950	38,196
Terrenos Bariloche (Note 36)	21,900	—

	191,246	137,865

Office buildings
Avda. de Mayo 595	5,134	4,630
Avda. Madero 942	2,468	2,651
Edificios Costeros (Dique II)	18,471	19,020
Laminar Plaza	29,187	30,032
Libertador 498	41,061	42,490
Libertador 602	2,831	2,929
Madero 1020	1,694	1,818
Maipú 1300	42,347	43,726
Reconquista 823	19,093	19,560
Rivadavia 2768	295	321
Sarmiento 517	98	86
Suipacha 652	12,292	11,808
Intercontinental Plaza	94,992	66,277
Costeros Dique IV	20,875	21,463
Bouchard 710	68,390	70,786
Dock del Plata	26,194	—
Bouchard 551	241,899	—

	627,321	337,597

Commercial real estate
Constitución 1111	777	760

	777	760

Other fixed assets
Abril	3,094	1,115
Alto Palermo Park	560	519
Thames	3,899	3,033
Santa María del Plata	12,494	10,513
Store Cruceros	285	293
Constitución 1159	2,050	2,000
Work in progress Dique IV	9,684	—
Other	3,278	1,834

	35,344	19,307

Shopping Center
Alto Avellaneda	89,664	86,289
Alto Palermo	175,517	193,513
Paseo Alcorta	64,432	62,260
Abasto	187,436	194,892
Patio Bullrich	103,137	109,409
Buenos Aires Design	16,082	18,517
Alto Noa	27,040	29,016
Alto Rosario	84,145	85,516
Mendoza Plaza Shopping	89,004	88,601
Neuquén Project	12,302	10,012
Panamerican Mall	167,606	—
Córdoba Shopping – Villa Cabrera	75,508	—
Financial advances for fixed assets purchase	36,882	—
Other properties	8,902	9,302
Other fixed assets	34,966	30,356

	1,172,623	917,683

Total	2,027,311	1,413,212

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 11:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	June 30, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
Mortgage payable San Martin de Tours (1)	—	—	3,598	—
Mortgage payable Bouchard 710 (1)	14,755	—	14,809	14,722
Mortgage payable Terrenos Bariloche (Note 36)	2,783	4,557	—	—

	17,538	4,557	18,407	14,722

(1)	See details in Notes 6 and 12 to the basic financial statements.

NOTE 12:	CUSTOMER ADVANCES

The breakdown for this item is as follows:

	June 30, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
Admission rights	30,563	37,356	23,659	29,803
Leases and service advances (1)	17,325	26,552	12,302	11,679
Advanced payments from customers	38,412	—	26,520	—
Advance for the sale of Rosario plot of land (2)	2,510	—	2,366	—

	88,810	63,908	64,847	41,482

(1)	The balance of rents and services advance payments include Ps 1,2 million and Ps 3.9 million current and non-current, respectively, that represent advance payments provided by Hoyts Cinema for the construction of the movie complexes of the Abasto Shopping and Centro Comercial Alto Noa. These advance payments accrue an interest equivalent to the semiannual Libo rate added 2-2.25 points. As of June 30, 2007 the semiannual Libo rate was 5.38688%. Due to an agreement between APSA and Hoyts Cinema, the amount is being applied to the accrual of the rents originated in the place used by Hoyts Cinema.
(2)	This is a money advance of Euros 600 that APSA received from Villa Hermosa S.A. related to a purchase contract of a plot of land located in the city of Rosario. The liabilities amount is shown net of expenses incurred by APSA on account of Villa Hermosa S.A. The preliminary purchase contract referred to above was subscribed on December 9, 2005. As of the date of issuance of these financial statements the deed has not been signed yet. The plot is valued at its fair market value as conditions provided in Technical Resolution No. 17 are complied with.

NOTE 13:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	June 30, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
APSA 2006 Convertible Notes (1)	—	47,910	—	47,812
APSA 2006 Convertible Notes - Accrued interest (1)	2,126	—	2,161	—
Bank loans (2)	66,715	51,158	86,421	59,872

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 13:	(Continued)

	June 30, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
Bank loans - Accrued interest (2)	2,109	8,039	3,268	7,491
IRSA Convertible Notes 100 M. (3)	58,472	—	—	86,120
IRSA Convertible Notes – 100 M Interest (3)	611	—	882	—
Expenses for issuance of debt - IRSA Convertible Notes 100 M	(36)	—	—	—
Negotiable obligations 2009 - principal amount (4)	23,123	44,082	17,303	67,054
Negotiable obligations 2009 - accrued interest (4)	662	13,109	764	12,211
Debt related to purchase of subsidiaries (5)	22,357	76,841	12,934	—
Negotiable obligations 2017 - principal amount (6)	—	463,950	—	—
Negotiable obligations 2017 - accrued interest (6)	15,993	—	—	—
Expenses for issuance of debt - Negotiable obligations 2017	(874)	(7,580)	—	—
Negotiable obligations – APSA 154 M. – principal amount (7)	—	154,020	—	—
Negotiable obligations – APSA 154 M. – accrued interest (7)	2,353	—	—	—
Expenses for issuance of debt - Negotiable obligations – APSA 154 M. (7)	(599)	(1,068)	—	—
Negotiable obligations – APSA US$ 120 M. – principal amount (7)	—	371,160	—	—
Negotiable obligations – APSA US$ 120 M. – accrued interest (7)	4,060	—	—	—
Expenses for issuance of debt – APSA US$ 120 M. (7)	(417)	(3,755)	—	—

	196,655	1,217,866	123,733	280,560

(1)	Corresponds to the outstanding balance of Negotiable Obligations convertible into shares (CNB) issued originally by APSA for an outstanding amount of US$ 50 million, as detailed in Note 23 to the consolidated financial statements, net of the CNB underwritten by the Company and net of fees and expenses related to issue of debt to be accrued.
(2)	The outstanding balance at June 30, 2007 includes mainly the following loans:
(a)	Unsecured loan expiring in 2009 as set out in Note 7 (1) to the basic financial statements amounted to Ps. 41,354 (Ps. 51,904 at June 30, 2006).
(b)	On April 5, 2005 APSA accepted a syndicated loan from Banco Río de la Plata S.A. and Bank Boston N.A. amounting to Ps. 50 million, payable in 4 equal and consecutive semiannual installments beginning in October 2005. On April 9, 2007 the total amount of the debt was cancelle. During the first year this loan had accrued interest at a fixed interest rate of 7.875 % and during the second year, will accrue the interest at the Encuesta rate plus 3%, payable quarterly as from July 2005. The terms of this loan required APSA to maintaine certain financial ratios and conditions, and certain indicators and levels of indebtedness. The funds obtained from this loan were used to settle the outstanding balance, amounting to Ps. 48.4 million, of Negotiable Obligations, originally issued for an amount of Ps. 85 million
(c)	Hoteles Argentinos S.A. mortgage loan amounting to US$ 6,000. See Note 16.
(d)	As a result of the acquisitions of the quarter APSA has used current accounts overdrafts.
(3)	Corresponds to the issue of Convertible Negotiable Obligations of the Company for a total value of US$ 100 million as set forth in Notes 7 (3) and 13 to the basic financial statements.
(4)	Corresponds to the issue of Negotiable Obligations secured with certain Company assets maturing in 2009, as detailed in Note 7 (2) and 12 a. to the basic financial statements.
(5)	The balance as of June 30, 2007 mainly includes: (a) Ps. 18.6 million of the amount owed for the acquisition of the shareholding of Empalme S.A.I.C.F.A. y G. This loan accrues 6% nominal annual interest, payable in 4 installments of US$ 2.0 million each, due on June 25, 2007; December 22, 2007; June 19, 2008 and December 16, 2008. On June 25, the first installment was paid;

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 13:	(Continued)

(b) US$ 9.0 million related to the purchase of 33.33% of the shareholding of Palermo Invest S.A. (See Note 35) and (c) US$ 16.9 million related to the purchase of parcels of land in Vicente Lopez (See Note 44).

(6)	See Notes 7 (4) and 25 to the basic financial statements.
(7)	See Note 42.

NOTE 14:	OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2007		June 30, 2006
	Current	Non- current	Current	Non- current
Related companies	25,682	11,070	3,906	7,801
Guarantee deposits	4,029	2,859	3,658	2,475
Provisions for contingencies (1)	7,595	12,732	8,755	10,942
Directors’ fees provision	14,464	—	13,803	—
Directors’ fees advances	(1,375)	—	(325)	—
Condominium expenses	—	—	560	—
Directors’ guarantee deposits	—	8	—	8
Sundry creditors	—	—	122	—
Administration and reserve fund	2,805	—	636	—
Contributed leasehold improvements to be accrued and unrealized gains (Note 30)	526	10,421	526	10,947
Donations payable	4,363	—	2,500	—
Present value – other liabilities	—	(136)	—	(25)
Trust accounts payable	191	—	191	—
Documented liability	—	—	—	92
Other	3,376	1,910	1,789	12

	61,656	38,864	36,121	32,252

(1)	The Company has recorded provisions in order to face up to probable contingent claims, and according to estimates developed by Company’s legal counsels, such provisions would cover loss contingencies and related fees regarding to such claims. The amount of such provisions is based on management’s assessment and the considerations of legal counsel’s opinion regarding the matters.

NOTE 15:	OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2007	June 30, 2006
Other income:
Accelerated accrual from unearned income (Note 30)	—	2,428
Allowance recovery	3,127	8
Contingency for doubtful accounts	1,475	—
Others	1,892	822

	6,494	3,258

Other expenses:
Unrecoverable VAT receivable	(2,252)	(2,743)
Donations	(7,390)	(2,921)
Lawsuits contingencies	(3,031)	(373)
Tax on personal assets	(7,110)	(5,848)
Allowance for doubtful accounts	—	(7,531)
Other	(811)	(2,105)

	(20,594)	(21,521)

Other income and expenses, net	(14,100)	(18,263)

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 16:	RESTRICTED ASSETS

Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect subsidiary of the Company) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. Concurrently with the complaint, at the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A.

The evidence steps of the legal procedures have been completed. Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, this being a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

The management and legal advisors of Puerto Retiro S.A. believe that there are legal and technical issues sufficient to consider that the request for postponement of bankruptcy will be denied by the court. However, taking the circumstances into account and the progress of the legal action, this position cannot be considered final.

Hoteles Argentinos S.A. mortgage loan

The Extraordinary Shareholders’ Meeting of Hoteles Argentinos S.A. (“HASA”, subsidiary of the company) held on January 5, 2001 approved taking a long-term mortgage loan from Bank Boston N.A. for a total amount of US$ 12,000 to be used to refinance existing debts. The term of the loan was agreed at 60 months payable in 19 equal and quarterly installments of US$ 300 and one final payment of US$ 6,300. Such loan accrued LIBO rate plus a variable spread to be applied in the different periods. The agreement was signed on January 26, 2001.

As a result of the economic situation of the country, the lack of credit and the crisis of the Argentine financial system, principal installments of US$ 300 each falling due as from January 26, 2002 and the interest installments for a total amount of US$ 2,459 falling due as from July 29, 2002, were not paid by HASA.

On March 5, 2004, BankBoston N.A. formally notified HASA that as from March 10, 2004 it assigned to Marathon Master Fund Ltd., all the rights and obligations arising from the loan agreement together with all the changes, guarantees and insurance policies related to that contract.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 16:	(Continued)

On December 16, 2004 Ritelco S.A. purchased the loan of US$ 12,951 that the Company’s controlled subsidiary Hoteles Argentinos S.A. (80%) owed Marathon Master Fund, Ltd.

On March 23, 2005 Ritelco S.A. sold to Credit Suisse International (“CSI” formarly Credit Suisse First Boston) the loan agreement.

The board of directors of HASA, in the meeting held on April 17, 2006, made an evaluation of the matters related to the original debt refinancing and decided to modify and amend the original loan agreement (Amended and Restated Loan Agreement) in order to reduce the outstanding amount of the original loan capital and postpone its maturity to March 15, 2010.

On April 21, 2006, HASA and CSI, entered into a Modified Loan contract in the following terms:

As condition precedent for carrying out the mentioned re-structuring, Credit Suisse compelled the payment of US$ 2,000 for partial cancellation of the matured and unpaid original debt. Also, the payment capital conditions of the modified loan and interest were agreed as follows:

a) Principal cancellations:

	Maturity date
-	03-15-2008	US$	213
-	09-15-2008	US$	225
-	03-15-2009	US$	239
-	09-15-2009	US$	253
-	03-15-2010	US$	5,070

b) The principal installments will be paid with interest on the outstanding principal loan to be amortized as stated in clause 2.3 of the Modified Loan Contract, according to the following detail:

•

Period 03-15-2006 to the effective day of the contract (04-21-2006), interest was accrued on US$ 8,000 at an annual 12.07% rate. HASA did not pay any other interest accrued up to the effective date, including interest on loan arrears.

•	From 04-21-2006 to 09-15-2006, interest was accrued on the outstanding principal at an annual 12.07% rate.

•	As from 09-15-2006, the loan will accrue:

(A)	Interest at an annual rate equal to six-month LIBO, as determined by CSI the second working day prior to each interest period, plus the applicable margin of 7,0% (the “Interest Rate”), and

(B)	Interest will accrue as from the first day of each interest period inclusive and will be payable twice a year on arrears on each interest payment date.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 16:	(Continued)

b.	(Continued)

Once HASA has credited the amount of US$ 2,000 made on April 21, 2006, the mortgage was partially cancelled reducing the original amount to the total of US$ 6,000. Consequently, the fourth paragraph of such instrument was changed and it was established that the asset mortgaged assure the proper compliance in time of all the Obligations arising from the Modified Loan Contract.

In addition to the Modified Loan Contract entered into with HASA and its financial creditor CSI, two credit default swaps were subscribed. One between IRSA and CSI for 80% of the restructured debt value, this being an amendment of the previous one signed, and the other one is a credit default swap between Starwood Hotels and Resorts Worldwide Inc. (Starwood) and CSI for 20% of the restructured debt value. Under these contracts, both companies (IRSA and Starwood) are able to protect CSI in case of non-compliance with HASA´s obligations. For valuable consideration, the Company and Starwood will be paid a coupon on a periodical basis.

Alto Palermo Group - Restricted assets.

a)	Short and long-term debt include Shopping Neuquén S.A’s liability amounting to Ps. 42, corresponding to a mortgage set up on acquired land for Ps. 3,314.

b)	Short and long term debt includes a loan from Banco de la Ciudad de Buenos Aires from Tarshop S.A. (subsidiary of APSA) for Ps. 4,954, which is secured by interest in credit card receivables of the Tarjeta Shopping Financial Trusts Series XII, XIV, XVI and XVIII. Additionally, it has granted commercial pledge to Standard Bank (ex Bank Boston N.A.) Sucursal Buenos Aires, as guarantee, Participation Certificates of the Tarjeta Shoppping Financial Trusts Series XXI, XXIII, XXV and XXVI for Ps 11,662.

c)	Fixed assets include the cinema building located in the Cordoba Shopping Villa Cabrera which is levied with antichresis in rem right due to the financial debt that Empalme S.A.I.C.F.A. y G. has with NAI INTERNATIONAL II Inc. (See Note 38).

d)	In the financial trusts accounts receivable as credit protection for investors are included the contingency funds of the financial trusts that as of June 30, 2007 amount to Ps. 11.9 million. These are credits of restricted availability up to the time of liquidation, in accordance with the respective prospectus.

e)	As of June 30, 2007, under other current receivables, APSA has restricted funds according to the following detail:

I.	Ps. 21, in relation to the case “Saavedra Walter Ricardo against Alto Palermo S.A. and others about dismissal”.

II.	Ps. 20, in relation to the case “La Meridional Cía. de Seguros against Alto Palermo S.A.” by collecting in pesos.

III.	Ps. 53, in relation to the case “Palma Claudio against Alto Palermo S.A. about dismissal”.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 16:	(Continued)

f)	In relation with file number 25,030-I “Alto Palermo S.A. against tax authorities on Recourse of Appeal”, under court proceedings, the building located in 367 Olegario Andrade Avenue, Caballito, City of Buenos Aires is subject to a legal attachment, such building having a value of Ps. 36.7 million as of June 30, 2007 (recorded in Other non-current investments – Undeveloped parcels of land).

g)	As of June 30, 2007 the amount of Ps. 32.6 million is recorded for pledged shares of Empalme S.A.I.C.F.A. y G.

NOTE 17:	TARSHOP S.A. CREDIT CARD RECEIVABLES SECURITIZATION

APSA has ongoing revolving year securitization programs through which Tarshop S.A., a majority-owned subsidiary of APSA, transfers a portion of its customer credit card receivable balances to master trusts that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trusts—Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which: (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

In consideration of the receivables transferred to the Trusts, which have been eliminated from the Company´s balance sheet, Tarshop received cash (arising from the placement of the debt securities by the Trusts) and CPs issued by the trusts. The latter are recorded at their equity values at the closing of the year on the basis of the financial statements issued by the trusts.

Our subsidiary Tarshop S.A., agreed on a Securitization Program of consumption portfolio for the purpose of securing long-term financing and the possibility of direct access to the capital market.

Under this Securitization Program, since December, 1999 to June 30, 2007, Tarshop S.A. transferred to financial trusts the total amount of Ps. 737.2 million of credits receivable originated in the use of its clients´ credits cards and personal loans carrying promissory notes. Consequently, T.D.F. Series “A” were issued for Ps. 630.1 million, T.D.F. Series “B” for Ps. 43.4 million, C.P. Series “C” for Ps. 63.5 million, and C.P. Series “D” for Ps. 0.2 million.

On the other hand, Tarshop S.A. acquired all the C.P. Series “C” in an amount equal to its nominal value, and all the remaining T.D.F. and C.P. were placed to investments through a public offer in Argentina. As credit protection to investors, Tarshop S.A. has made a cash reserve for losses in the amount of Ps. 21.9 million.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 18:	SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A. AMONG SUBSIDIARIES

On August 9, 2005 Ritelco S.A. sold 335,893 shares of Banco Hipotecario S.A. to Buenos Aires Trade and Finance Center S.A. (at that moment 100% subsidiary of the Company) in the total amount of US$ 1,536 (equivalent to market value of US$ 4.57 per share). See Note 18 to the basic financial statements in connection with the sale of interest in Banco Hipotecario S.A. made by IRSA to Buenos Aires Trade & Finance Center S.A.

The change of the nominal value of the Banco Hipotecario S.A. share from pesos 10 to pesos 1 became effective on February 15, 2007.

On June 15, 2007 the Company sold 26,410,150 shares of Banco Hipotecario S.A. to Inversora Bolivar S.A. in the price of Ps. 3.09 per share (market value) the amount of the transaction being Ps. 81,607. See Note 18 to Basic Financial Statements.

Inversora Bolivar should cancel the transaction in four-year term with an interest rate of 11% yearly.

As such transactions were made among subsidiaries, in which IRSA holds 100% interest, they do not modify the shareholding and do not affect the consolidated financial statements.

As of June 30, 2007, total shareholding amounts to 176,410,150 shares.

NOTE 19:	INVESTMENT IN IRSA TELECOMUNICACIONES N.V. (ITNV)

On August, 2005, a share purchase agreement was entered into by and between ITNV, Ritelco S.A. and Dolphin Fund PLC (another shareholder of ITNV) whereby ITNV acquired all the common shares held by those shareholders for US$ 0.1470333852 per share. The amount of this transaction is US$ 850, of which US$ 604 correspond to Ritelco S.A. On that date, ITNV cancelled the total amount of the transaction.

NOTE 20:	MORTGAGE RECEIVABLE SECURITIZATION ORIGINATED BY IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANONIMA (IRSA), INVERSORA BOLIVAR S.A. AND BALDOVINOS S.A.

The Board of Directors of the Company, in the meeting held on November 2, 2001, authorized the setting up of a financial trust for the securitization of Company receivables. The trust program for issuing participation certificates, under the terms of Law No. 24,441, was approved by the National Securities Commission by means of Resolution No. 13,040, dated October 14, 1999, as regards the program and in particular as regards the Trust called IRSA I following a decision of the Board of Directors dated December 14, 2001.

On December 17, 2001, the Company, Inversora Bolívar S.A. and Baldovinos S.A. (indirect subsidiaries) on one side (hereinafter the “Trustors”) and Banco Sudameris Argentina S.A. (hereinafter the “Trustee”) agreed to set up the IRSA I Financial Trust under the Global Program for the Issuance of FIDENS Trust Values, pursuant to the contract entered into on November 2, 2001.

Under the above-mentioned program, the trustors sold their personal and real estate receivables, secured with mortgages or arising from bills of sale with the possession of the related properties, for

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 20:	(Continued)

the total amount of US$ 26,586 to the Trustee, in exchange for cash and a part of the issuance by the Trustee of Participation Certificates. The different types of Participation Certificates issued by the Trustee are set out as follows:

•	Class A Participation Certificates (“CPA”): Nominal value of US$ 13,300 with a 15% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization.

•	Class B Participation Certificates (“CPB”): Nominal value of US$ 1,000 with a 15.50% fixed annual, nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPAs, and (b) an amortization equivalent to the sums paid as from the last Service Payment Date on which the total settlement of the CPA Certificates may have taken place, net of their fixed yield.

•	Class C Participation Certificates (“CPC”): Nominal value of US$ 1,600 with a 16% fixed annual nominal yield, with monthly Service payments due on the 15th of each month or on the immediately following business day. These certificates grant the right to collect the following Services: (a) a fixed yield calculated on the Class’ principal balance, with monthly capitalization, payable monthly as from the total settlement of the CPBs, and (b) an amortization equivalent to the sums paid as from the last Service Payment Date on which the total settlement of the CPBs may have taken place, net of their fixed yield. The fixed yield will accrue as from the Cut-Off Date and will be capitalized on a monthly basis.

•	Class D Participation Certificates (“CPD”): Nominal Value of US$ 10,686. These grant the right to collect monthly sums arising from the Cash Flows, net of the contributions made to the Expense Fund, once the remaining classes have been fully settled.

The period for placing the Participation Certificates was from December 27, 2001 to January 15, 2002.

Pursuant to Decree No. 214/02, receivables and debts in U.S. dollars in the Argentine financial system as of January 6, 2002, were converted to Argentine pesos at the rate of exchange of Ps. 1 per US$ 1 and are adjusted by a reference stabilization index (CER) / coefficient of salary fluctuation (CVS).

On July 21, 2003 an amendment was signed to the trust contract by which, among other conditions, a system of proportional adjustment to the Participation Certificates was established to recognize the CER and CVS, and also nominal value of the Participation Certificates Class D was modified. New nominal value amounted to Ps. 10,321.

At June 30, 2007, the value of Class D Participation Certificates amounted to Ps. 659 in IRSA and Ps. 133 in Inversora Bolívar S.A. Class A, B, and C Certificates have been totally amortized at the end of the year.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 21:	ADQUISITION OF CORDOBA SHOPPING

On July 7, 2006 Alto Palermo S.A. (APSA) and Shopping Alto Palermo S.A. (SAPSA) subscribed a sale contract of shares for the purchase of all the shareholding of Empalme S.A.I.C.F.A. y G., owner of the Córdoba Shopping Villa Cabrera. This operation was subject to certain conditions precedent, one of these being the approval of the National Commission for the Defense of Competitiveness. This condition was duly approved and notified on December 20, 2006

The agreed price for such operation is a gross amount of US$ 12,000 added a variable amount arising from the adjustment prior to closing (originally established in the contract), which was determined in Ps. 3,961. The company was incorporated on December 31, 2006. As of June 30, 2007 APSA and SAPSA have paid US$ 6,000 and the amount representing the adjustment subsequent to period-end. Three (3) installments of two million dollars (US$ 2,000) are still outstanding, to become due in December, 2007, June and December, 2008 respectively. These installments accrue 6% nominal annual interest. To secure the unpaid purchase price, we have pledged in favor of the sellers 100% of our equity interests in Empalme. Upon repaying each of the resulting installments, the encumbrance will be partially lifted.

Córdoba Shopping Villa Cabrera is a shopping center covering 35,000 square meters of surface area, including 160 commercial stores, 12 cinemas and parking lot for 1,500 vehicles, located in Villa Cabrera, city of Córdoba. This investment represents for APSA and SAPSA a significant growth opportunity in the commercial centers segment. It will also be in line with the expansion strategy and presence in the most important cities inside the country.

NOTE 22:	DERIVATIVE INSTRUMENTS

Future purchase contracts

During the current year Ritelco S.A. subscribed Future purchase of gold contracts. In accordance with this company´s risk administration policies, this kind of contracts are used with speculative purposes.

As of June 30, 2007, Ritelco S.A. has 30 contracts for the purchase of 100 ounces of “gold” due in December 2007 at an average market price of US$ 663.20. As a guarantee for such contracts, Ritelco has deposits in the amount of US$ 81 (equivalent to Ps. 247).

As of June 30, 2007, for future purchase contract transactions effective during the year, Ritelco S.A. recorded a realized profit and a non realized loss for such operations amounting to US$ 256 (equivalent to Ps. 783) and US$ 39 (equivalent to Ps. 118), respectively.

NOTE 23:	ALTO PALERMO - ISSUANCE OF NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On July 19, 2002, APSA issued Series I of Negotiable Obligations up to US$ 50,000 convertible into common shares, par value of Ps. 0.10 each. This series was fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No.14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 23:	(Continued)

Main issue terms and conditions of the Convertible Negotiable Obligations are as follows:

-	Issue currency: US dollars.

-	Due date: On May 2, 2006, the Meeting of Shareholders decided to postpone the date of original maturity to July 19, 2014 this being the reason for the Convertible Negotiable Obligations (CNO) to be classified as non-current in these financial statements. Since the conditions of the CNO have not substantially modified, the postponement of the original maturity have not had an impact on these financial statements.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each.

-	Right to collect dividends: the shares underlying the conversion of the negotiable obligations will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

At June 30, 2007, certain holders of Negotiable Obligations convertible into APSA common shares, have exercised their right to convert them for a total amount of US$ 2.77 million, with the consequent issuance of common stock of nominal value $0.1 per share. As of June 30, 2007, the outstanding balance of APSA Convertible Negotiable Obligations amounted to US$ 47.23 million, of which US$ 31.74 million correspond to IRSA’s holding which is eliminated in the consolidation process.

NOTE 24:	ALTO PALERMO - OPTIONS GRANTED IN RELATED COMPANIES

E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a Cayman Islands’ corporation created to act on behalf of Comercializadora Los Altos S.A. ‘s management (former Altocity.com S.A.) and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Comercializadora Los Altos S.A. (former Altocity.com S.A) representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Comercializadora Los Altos S.A. (former Altocity.com S.A.) plus a rate of 14% per year, capitalizable annually.

On September 29, 2004, at the time of entering the purchase contract of the Mendoza Plaza Shopping S.A. shareholding, APSA subscribed an agreement with Inversiones Falabella Argentina S.A. by which it granted to the latter the irrevocable right for a put-option of its shares in Mendoza Plaza Shopping S.A., which may be exercised until the last working day of October 2008, in the amount of U$S 3.0 million under the terms especifically established in the contract.

NOTE 25:	EARNINGS PER SHARE

Below is a reconciliation between the weighted-average number of common shares outstanding and the diluted weighted-average number of common shares. The latter has been determined considering the number of additional common shares that would have been outstanding if the holders had exercised their right to

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 25:	(Continued)

convert the convertible negotiable obligations held by them into common shares, up to nominal amount of US$ 100,000, described in Note 13 to the basic financial statements.

In thousands:

	June 30, 2007	June 30, 2006
Weighted - average outstanding shares	444,904	379,506
Conversion of negotiable obligations	113,690	143,130
Weighted - average diluted common shares	558,594	522,636
Below is a reconciliation between net income of the year and net income used as a basis for the calculation of the diluted earnings per share:
	June 30, 2007	June 30, 2006
Net income for calculation of basic earnings per share	107,097	96,573
Exchange difference	38	10,836
Interest	6,174	11,832
Income tax	—	—

Net income for calculation of diluted earnings per share	113,309	119,241

Net basic earnings per share	0.241	0.254
Net diluted earnings per share	0.203	0.228

NOTE 26:	PROVISION FOR UNEXPIRED CLAIMS AGAINST LLAO LLAO HOLDING S.A.

The company Llao Llao Holding S.A. (in the process of dissolution due to merger with IRSA Inversiones y Representaciones S.A.), predecessor of Llao Llao Resorts S.A. in the operation of the hotel complex “Hotel Llao Llao”, which was awarded by Resolution No. 1/91 issued by the National Parks Administration, was sued in 1997 by that Administration to obtain collection of the unpaid balance of the additional sale price, in Argentine external debt securities amounting to U.S. dollars 2,870. A ruling of the court of original jurisdiction sustained the claim. That ruling was appealed, and the Court of Appeals confirmed the judgment of the court of original jurisdiction, demanding payment from the company of the mentioned amount in Argentine external debt securities available at the date of the ruling, plus interest accrued through payment, and compensatory and punitive interest and lawyers´ fees.

The unpaid balance approved in the court records, carried out by the plaintiff as of June 30, 2001, includes face value bonds of US$ 4,127, plus compensatory and punitive interest, payable in cash, in a total amount of US$ 3,799.

On March 2, 2004, such company made a deposit of Ps. 7,191 in Banco de la Ciudad de Buenos Aires in favor of the National Parks Administration and a transfer of Argentine external debt securities class FRB - FRB L+13/16 2005 for a total nominal value of U.S. dollars 4,127, equivalent to Ps. 1,964. The total amount settled on that date was Ps. 9,156.

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and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 26:	(Continued)

The intervening court served notice to the plaintiff of payment made, and on June 30, 2004 the plaintiff presented a writing rejecting that payment, considering it partial settlement of the debt arising from the firm judgement filed in the records of the case, and requested the setting up of a time deposit with the funds paid, automatically renewable every thirty days, until final payment of the total debt.

The Court resolved the matter by considering notice to have been served; as regards the amount due, the plaintiff must conform the claim to current regulations. Until final resolution of the matter, Banco de la Ciudad de Buenos Aires was instructed to appropriate the funds to a renewable time deposit.

In accordance with the legal advisors´ report, the plaintiff has yet neither initiated the execution of the sentence nor liquidated its credit.

In line with the matters reported by the lawyers in respect of this suit, the company management recorded a reserve for an amount Ps. 4,561 as of June 30, 2007, which was determined according to the difference between the amount claimed for compensatory and punitive interest of US$ 3,799 and the amount deposited in the court of Ps. 7,191.

Five of the six plaintiff’s lawyers filed a motion in relation to their fees in the case, as they understood that the amount agreed should have been paid in U.S. dollars and not in pesos. In a provisional remedy, due to the unpaid balance carried out in the court records under the claims of two of the lawyers, an order was issued to attach the company’s bank current accounts, which occurred in March 2005. As of June 30, 2007, such attached funds amounts to Ps. 861.

The Company´s legal advisors challenged the unpaid balance carried out in the court records based on several reasons (payments performed prior to the pesification, unlawful and exorbitant interest, etc.). This case is carried out by two legal advisors. In accordance with the probable contingency reported by the lawyers as of June 30, 2007, the company management has reserved the amount of Ps. 1,021.

An accord and satisfaction agreement was settled with the other three litigant lawyers, by which it was agreed to pay the amount of US$ 68 to each one of them, in installments, the last becoming due in February 5, 2008. One of these agreements was signed on September 29, 2006 and the other two on October 17, 2006.

The sixth female attorney, who had not appealed the resolution that provided for the conversion into pesos of the attorney´s fees, submitted a note to this file arguing that the resolution of the appeal of her colleagues is also applicable in her case and determined the amount in US$ 95. The Company has challenged the claim in the understanding that the Court resolution is not applicable and that the conversion into pesos is final. The claim is not yet solved. According to the Company´s legal advisors, as of June 30, 2007 an allowance of Ps. 155 has been recorded for this claim for adjustment of the referential stabilization coefficient applicable to the credit as from the fourth installment (from a total of twelve installments) equivalent to US$ 50.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 27:	OPTION FOR THE ACQUISITION OF BENAVIDEZ

On December 3, 2003, Inversora Bolívar S.A. (indirect subsidary company) and Desarrolladora El Encuentro S.A. (DEESA) signed a revocable option agreement for the acquisition of real property, whereby Inversora Bolívar S.A. granted DEESA an option to acquire land in Benavídez.

In March 2004, DEESA notified Inversora Bolívar S.A. and the latter accepted the exercise of the mentioned option. On May 21, 2004 an exchange deed was signed whereby DEESA agreed to pay US$ 3,980 to Inversora Bolívar S.A., of which US$ 980 were paid during the quarter ended June 30, 2004 and the balance of US$ 3,000 will be paid through the exchange of 110 residential plots already chosen and identified in the option contract mentioned in the first paragraph of this note. Furthermore, through the same act, DEESA set up a first mortgage in favor of Inversora Bolívar S.A. on real property amounting to US$ 3,000 in guarantee of compliance with the operation and delivered US$ 500 to Inversora Bolívar S.A. corresponding to a deposit in guarantee of performance on the obligations undertaken. This balance will not accrue interest in favor of DEESA, and it had been acorded that it would be returned as follows: 50% at the time of certification of 50% of the progress of work and the remaining upon certification of 90% of work progress.

On December 26, 2006 Inversora Bolívar subscribed an agreement by which the amount of US$ 250 was reimbursed to DEESA.

NOTE 28:	NUEVAS FRONTERAS S.A.

The Ordinary and Extraordinary Shareholder´s Meeting of Nuevas Fronteras S.A. held on August 25, 2006 approved the following resolutions on the stockholders´ equity accounts of such Company:

1.	To partially reverse the absorption of negative retained earnings as of June 30, 2006 shown in the “Adjustment of Common Stock” account, in the amount of Ps. 20,076 approved in the Shareholder´s Meeting held on September 15, 2003 increasing in such amount the “Adjustment of Common Stock” account, which after such increase amounted to Ps. 43,879.

2.	To capitalize the total balance of the “Adjustment of Common Stock” account in the amount of Ps. 43,879, increasing the Capital Stock from Ps. 48,125 to Ps. 92,004.

3.	To reduce the capital stock in cash, in the amount of Ps. 17,000 and carrying the capital stock from Ps. 92,004 to Ps. 75,004.

4.	For the purpose of the point mentioned in the previous paragraph, the Shareholder´s Meeting decided to distribute Ps. 17,000 or its equivalent in dollars at an exchange rate of Ps. 3,10 = U$S 1, according to the share participation of each shareholder and to put the amount at their disposition.

5.	To request the Board of Directors of Nuevas Fronteras S.A. to cancel and redeem the existing titles and to replace them, once the pertinent authorities have approved the reduction, with new titles representing the capital stock

6.	That section 4 of the by-laws be reformulated on the basis of the capital stock reduction approved.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 28:	(Continued)

7.	To approve the distribution of the remnant of retained earnings as of June 30, 2006 that, according to the above-mentioned points, totally amounted to Ps. 2,985, allocating Ps. 1,087 to Legal Reserve and Ps. 1,898 to dividends in cash, and arranging its disposal to the shareholders on the date of Shareholder´s Meeting.

NOTE 29:	DAMAGES IN ALTO AVELLANEDA

On March 5, 2006 there was a fire in the Alto Avellaneda Shopping produced by an electrical failure in one of the stores. Although there were neither injured persons nor casualties, there were serious property damages and the area as well as certain stores had to be closed for repairs. The total damaged area covered 36 stores and represented 15.7% of the total square meters built. Between the months of June and August 2006 this area was reopened and the operation returned to normal.

As of June 30, 2006 APSA has eliminated the proportional part of fixed assets damaged with an estimated book value of Ps 6.3 million.

APSA has insurance coverages against all risks and third party liability to cover this type of disaster. Subsequently to June 30, 2007 the liquidation process related to the reconstruction work was finished. The final indemnification amount obtained for this item amounts to Ps. 6.8 million. As of the filing date of the financial statements, the final liquidation process is pending because of other items in the policies mentioned above, and the amount of Ps. 0.3 million has been collected as early payment.

NOTE 30:	CONTRIBUTED LEASEHOLD IMPROVEMENT AND UNREALIZED GAINS

Operadora de Estaciones de Servicios S.A. (O.P.E.S.S.A.) made leasehold improvements on the property of Mendoza Plaza Shopping S.A., which were capitalized as fixed assets, recognizing the related gain over the term of the contract. At the end of this year, the amount of Ps. 180 was pending of accrual.

In March 1996 Village Cinema S.A. opened ten theatres with the multiplex cinema system, with an approximate surface of 4,100 sq. m. This improvement of a building of Mendoza Plaza Shopping S.A., was capitalized as a fixed asset, with a balancing entry in this account, recognizing the depreciation charges and the profits over a 50-year period. At year end, the amount of Ps. 10,502 was pending of accrual. The lease agreement is for a period of 10 years, renewable for 4 consecutive equal periods, at the option of Village Cinema S.A.

Also includes improvements made by third parties that stem from APSA.

On February 2, 1999 Mendoza Plaza Shopping S.A. entered into a contract with Riocruz S.C.S. (C & A Shop), granting the latter a mutual right of way in perpetuity, for valuable consideration for the first ten years and subsequently free of charge. The price agreed for this easement is US$ 2,926 which was

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 30:	(Continued)

accrued over the amortization period of the property, as from April 1999, date on which it was registered with the Real Estate Record Office.

On September 16, 2005 Mendoza Plaza Shopping S.A. acquired the real estate that belonged to Riocruz S.C.S. (C & A Shop) and the easement right was left ineffective. Therefore, Mendoza Plaza Shopping S.A. reflected for this operation an income, which as of June 30, 2006 amounted to Ps. 2,428, as accelerated amortization which is shown in “Other income and expenses, net” of the statement of income.

NOTE 31:	TRANSFER THE MANAGEMENT OF ABRIL

On May 24 th 2006 the Company, Inversora Bolívar S.A. and Baldovinos S.A.(See Note 45) made a proposal to the Commission of Residents of Abril Club de Campo for passing the administration of the Club and the subsequent transference of the shares of Abril S.A. (hereinafter the “Offer Letter”) This proposal replace the one dated May 4, 2005.

The proposal included monetary and non-monetary renderies, to be done by the Company and Inversora Bolívar, among which the following can be outlined:

1.	The making in equal parts of a contribution to Abril S.A. the amount of Ps. 650. The repairment of all the roadways of Abril Club de Campo.

2.	The transfer to Abril S.A. of a plot of land of the Abril establishment (to be assigned to the building of “dormies”) cancelling Abril S.A. their pertinent shareholding titles.

3.	The transfer to Abril S.A. of a plot of land of the Abril establishment (commercial stores, small theatre and administration) cancelling Abril S.A. their pertinent shareholding titles.

4.	The incorporation of Inversora Bolívar as merged company of Baldovinos S.A in favor of Abril S.A. of a free perpetual easement and that no buildings will be constructed in relation of the Big House and four plots of land adjacent to the Main House located in Abril Club de Campo.

5.	The responsibility for all severance payment (including salary) of a former employee of the Club.

6.	The payment of any dues for lightning, cleaning and maintenance of public roads to the Municipality of Berazategui if such amount is higher to the amount recorded in the financial statements of Abril S.A. as of September 30, 2005 as well as of any related legal fee.

In compliance with the terms of the Offer Letter, the amount for indemnities, salaries and other issues of an employee who retired from the Club was paid.

On June 13, 2007, the Company and Inversora Bolívar S.A. entered into a Trust Contract by which it was transferred to the Trust, whose trustee is Dr. Eduardo Roca, the trust property on the shares Class A and B of Abril S.A. Also in the referred date the Ordinary and Extraordinary General Unanimous Meeting of Shareholders of Abril S.A. was held, where the following points of the agenda were unanimously addressed and approved:

1)	Consideration of the accounts report, trial balance as of April 30, 2007. Petty cash count, fixed fund and checks to be deposited as of June 12, 2007. Cut of documentation as of June 12, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 31:	(Continued)

2)	Board of directors´ and supervisory commission´s fees.

3)	Consideration of the conduct by the board of directors and supervisory commission.

4)	Approval of the money contributions in the amount of Ps. 650. Capital increase through capitalization of contributions.

5)	Approval of the contributions in kind in the amount of Ps. 3,033, capital increase through capitalization of contributions. Cancellation of shares.

6)	Modification of section five of the by-laws due to the modification of the nominal value of the shares. Capital reduction. Issue, registration and delivery to the trustee of the new title shares.

7)	Consideration of the resignation of the board of directors´ members and supervisory commission.

8)	Reform of the by-laws.

9)	Determination of the number of directors and deputy directors if it is so decided and appointment of the new board of directors.

10)	Appointment of the syndic and deputy syndic.

11)	Resignation of the company to the reserve of rights in the purchase preliminary contracts subscribed with the owners of plots of Abril.

12)	Consideration of the coverage to be granted by the company to the directors and syndics. Hiring of insurance according to the “d&o” modality:

According to the instructions of the residents, the trustee appointed three proprietors of Abril Club de Campo to join the Board of Directors of Abril S.A. in compliance with the Offer Letter. To such purpose it was formed the new administration body in charge of the ordinary management of the company.

On June 13, 2007 a setter of commitment was subscribed by which la Company together with Inversora Bolívar S.A. y Baldovinos S.A. assumed the following obligations, among other:

a)	The termination of the re-paving works in 13 months term as from June 13, 2007.

b)	Granting the easement and the right of preference for the purchase of the Main House located in Abril Club de Campo under the terms of the Offer Letter once the subdivision of the plot in which such House is built is approved, which is being requested before the Secretariat of Culture and Education of the Municipality of Berazategui of the Province of Buenos Aires.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 31:	(Continued)

Through the transference of Class A and B shares of Abril S.A. to the ABRIL Trust, it started the process of transference of the Abril S.A. shareholding to the owners of plots of land of the Club de Campo Abril.

NOTE 32:	NEUQUEN PROJECT

The principal asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters of surface area approximately, in which a commercial centre will be constructed. This project also includes the building of a hyper-market, a hotel and a housing building.

In June 2001 Shopping Neuquén S.A. requested to the Municipality of Neuquén a postponement of the original construction schedule and an authorization to transfer to third parties certain plots in which such land is divided. The Municipality Executive previously rejected this request under Decree No. 1437/02 which also established the expiration of the rights arising from Ordinance 5178, including the loss of any improvement and expenses incurred, having Shopping Neuquén S.A. no right to claim indemnity charges, revoking the buy-sell contracts of the land.

On response to the above-mentioned Decree, Shopping Neuquén S.A. requested on January 21, 2003 that the administrative action be annulled, submitting documentary evidence of the reasons to request such annulment. Shopping Neuquén S.A. also requested the authorization to submit a new schedule of time terms, which would be prepared taking into account the economic context prevailing at that time, as well as reasonable short and medium-term projections. The Municipal Executive rejected the request under Decree No. 585/2003; consequently, on September 25, 2003, Shopping Neuquén S.A. filed an administrative procedural action with the High Court of Neuquén, requesting among other issues, that the Court establish the nullity of Decrees 1437/2002 and 585/2003 issued by the Municipal Executive. On December 21, 2004 Shopping Neuquén was notified the resolution of the High Court of Neuquén declaring the expiration of the administrative procedural action filed by the Shopping Neuquén S.A. against the Municipality of Neuquén. The Company file an extraordinary appeal for the case to be sent to the Argentine Supreme Court, which to date has not been resolved.

Finally, on December 13, 2006, Shopping Neuquén S.A. signed an agreement with both the Municipality and the Province of Neuquén by which the time terms for construction of the commercial and housing enterprising was re-scheduled. Also, Shopping Neuquén S.A. was authorized to transfer to third parties the ownership of the plots of land in which the real estate will be divided with the exception of the land in which the commercial center will be constructed. The agreement referred to above was duly ratified by the Legislative Council of the Municipality of Neuquén and the ordinance issued was promulgated by the Neuquén Municipal Executive on January 12, 2007. The agreement also provides that Shopping Neuquén S.A. will submit, within 120 days after the agreement is signed, a new urban project draft with an adjustment of the environmental impact survey, together with a map of the property subdivision. The Municipality of Neuquén has to approve the project draft within 30 days after presentation. Once the project is approved, within the next 150 days the company will submit to the Municipality the final maps of the works.

At the time these final maps are registered with the Municipality, the works have to begin within a maximum time term of 90 days as from the date of such registration. The first stage of the construction works (this stage including the minimum construction of 21,000 square meters of the commercial center and of 10,000 square meters of the hypermarket) should be finished in a maximum time term of

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 32:	(Continued)

22 months as from the date in which the construction process was initiated. In case the conditions are not complied with, the Municipality of Neuquén is entitled to rescind the agreement and file the legal actions it deems pertinent.

On March 28, 2007, the Company submitted the new project draft and the extension of the environmental impact survey to the Municipality of Neuquén. On May 10, 2007, the Municipality of Neuquén, before issuing an opinion on the feasibility of the draft project submitted, required certain explanations and made certain comments and recommendations so that the Company responds to such matter within a reasonable time. The Company is currently working in such sense to provide the due reply with the Municipality. In the meantime, the 30-day terms in which the Municipality should declare the feasibility of the new draft project and extension to the environmental impact study as provided by covenant three of the previously mentioned agreement has been suspended.

The previously mentioned agreement is conditioned upon the Municipality declaring the feasibility of the draft project submitted, and upon such decision being accepted by Shopping Neuquen S.A. in the terms and conditions in which it was issued, otherwise the agreement will terminate.

On December 13, 2006 Shopping Neuquén signed with P.Y.E. Sociedad Anónima a preliminary sales contract for plot E-UNO, which is subject to the condition that the acquiring company applies the plot of land exclusively to the construction of a hotel. This plot covers 4,332.04 square meters of surface area and the sale price was established in US$ 119. The title deed for transferring the property and the possession will take place within the 60 days subsequent to the date of compliance with the agreed conditions. This operation is subject to certain conditions precedent, one of these being the approval by the Municipality of Neuquén of the new draft project that Shopping Neuquén S.A. has to submit in accordance with the terms of the previous paragraph.

NOTE 33:	INVESTMENT IN BANCO HIPOTECARIO

Compensation of the National Government to financial entities as a result of the asymmetric “pesification”

The National Government, through Decree 905, provided for the issuance of “National Government Compensating Bonds”, to compensate financial entities for the adverse equity effects generated due to the conversion into pesos, under various exchange ratios, of the credits and obligations denominated in foreign currency as established by Law 25,561, Decree 214 and addenda. Decree 905 also provided for covering the negative difference in the net position of foreign currency denominated assets and liabilities resulting from its translation into pesos as established by the above-mentioned regulations, and entitled the Argentine Republic Central Bank to determine the pertinent rules.

After several submissions, Banco Hipotecario S.A. submitted the last presentation as regards sections 28 and 29 and Decree 905- Compensation to Financial Entities, as follows:

- National Government Compensation Bond - US$ 2,012 (section 29, points b, c and d): compensating bond – difference between “pesified” assets and liabilities at Ps. 1.00 for the rate of exchange difference of Ps. 0,40, translated at Ps. 1.40 per US$ dollar: US$ 360,811.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 33:	(Continued)

- National Government Compensation Bond coverage - US$ 2,012 (section 29 point e). Coverage bond – difference between assets and liabilities in US dollars net of the compensating bond: US$ 832,827.

In September 2002 and October 2005, the Argentine Central Bank credited US$ 344,050 and US$ 16,761 in BODEN 2012, respectively, for compensation.

On August 1, 2005, a note was submitted to the Argentine Central Bank stating the acceptance of the number of BODEN verified by the Superintendence of Financial and Exchange Entities.

Finally, in September 2005 began the subscription of Coverage BODEN 2012. As of June 30, 2007 the subscription in BODEN 2012 amounts to US$ 773,531.

Exposure to the non-financial public sector

Banco Hipotecario S.A. keeps recorded in its financial statements assets with the Non-Financial Public Sector amounting to Ps. 3,071,557. On the other hand, liabilities to the Argentine Central Banks recorded as of June 30, 2007 amount to Ps. 180,590, being the credit balance related to advances to subscribe BODEN 2012 in line with sections 28 and 29 of Decree 905/02.

The net exposure with the Public Sector, without considering liquid assets in accounts authorized by the Argentine Central Bank, amount to Ps. 2,890,967 and Ps. 3,611,130 as of June 30, 2007 and 2006, respectively.

Banco Hipotecario S.A. intends to allocate assets portfolio of the public sector as guarantee for the application of the advancement to finance the coverage bonds subscription, as provided for in section 29 of Decree 905/02.

As from January 1, 2006, the dispositions of point 12 of Communication “A” 3911 (Communication “A” 4455) became effective, as regards that the assistance to the Public Sector (average measured) cannot exceed 40% of total Assets of the last day of the previous month. Through Communication “A” 4546 of July 9, 2006, it was established that as from July 1, 2007, such limit was modified to 35%. The exposure of Banco Hipotecario S.A. to the Public Sector originated in compensations granted by the National Government as a result of year 2002 crisis, principally related to the asymmetric “pesification” of assets and liabilities. To such extent and considering that assets to the Public Sector exceed the mentioned limit (representing approximately 31% and 41% of Assets as of June 30, 2007 and 2006, respectively). On January 19, 2006, Banco Hipotecario S.A. reported to the Argentine Central Bank that it will gradually decrease the proportion of assets subject to the exposure to the Public Sector, in line with the amortization and cancellation made by the Government of the bonds received for asymmetric compensation in the currency of issuance. To date, no objections to this issue have been received.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 34:	INCORPORATION OF PATAGONIAN INVESTMENT S.A.

On July 21, 2006, the Company incorporated together with Pereiraola S.A a company named Patagonian Investment S.A. with the purpose of strengthening its business in the market. On August 7, 2006, Patagonian Investment S.A was duly registered with the General Inspection of Justice.

On such date, Ritelco S.A and Pereiraola S.A. entered into a shares purchase-sales contract by which Ritelco S.A. acquired 30% of Patagonian Investment S.A. capital stock.

Subsequent to such transaction, the Company holds 70% of Patagonian Investment S.A. capital stock, and Ritelco S.A. the remaining 30%.

NOTE 35:	ACQUISITION OF THE PALERMO INVEST S.A. SHAREHOLDING

On October 4, 2006, the Company acquired 26,083,596 common, registered, non-endorsable shares, Class B, nominal value Ps. 1 each, 1 vote per share of Palermo Invest S.A. to GSEM/AP Holdings, L.P., in the total amount of US$ 18,000, at the date of the contract paying US$ 9,000. The remaining balance will be paid en three equal and consecutive instalments of US$ 3,000 due on October 4, 2007, 2008 and 2009 which will accrue 9% annual interest to be paid quarterly.

Simultaneously, a contract on assignment of shares was entered into between the Company (the assignor) and Patagonian Investment S.A. (the assignee), by which it was established that the assignor sells, assigns and transfers to the assignee 1,565,016 common, registered, non-endorsable shares, Class B, nominal value Ps. 1 each, 1 vote per share of Palermo Invest S.A. The price established in the contract is US$ 1,080, which Patagonian Investment S.A. will pay within 90 days counted as from the date the contract is signed. On January 2, 2007 the payment of US$ 1,080 was postoned to May 2, 2007 with an annual interest rate of 8% payable at maturity of the contract.

On May 2, 2007, a new extension was signed up to November 2, 2007, maintaining the same conditions as the previous one.

Subsequent to the above-mentioned transactions, the Company owns 98% of Palermo Invest S.A. and Patagonian Investment S.A. the remaining 2%.

NOTE 36:	ACQUISITON OF PLOTS OF LAND IN BARILOCHE

On December 14, 2006, the Company signed the title deed for transferring the possession due to the acquisition of four plots of land covering 129,533 square meters of surface area, located in Colonia Nahuel Huapí, on the km 23,500 of Bustillo Avenue in San Carlos de Bariloche, Province of Río Negro.

This real estate is located near to the Hotel Llao Llao Resorts, main offices of the Company´s hotel activities.

The total transaction amount was US$ 7,000 having the Company paid US$ 4,200 in cash. The remaining US$ 2,800 was covered by a first degree mortgage on the real estate acquired, payable in 36 monthly, equal and consecutive installments of US$ 86 each, the first to become due on January 14, 2007 and the rest on the same day of the next months. These installments include capital amortization and interest calculated according to the French system at 7% annual on balance amounts.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 37:	PURCHASE OF E-COMMERCE LATINA S.A. SHARES

On October 24, 2006 APSA subscribed a sale contract of shares with Telefónica Argentina S.A. for acquiring 808,354 common shares issued and outstanding of E-Commerce Latina S.A., and 11 common shares issued and outstanding of Altocity.com S.A. for Ps. 86. This contract was subject to the approval of the National Commission for the Defense of Competitiveness. By the end of December 2006 APSA was notified the approval of such operation and in January 2007 the price agreed was cancelled and the shareholding duly transferred.

Consequently, APSA owns the totality of the shareholding of E-Commerce Latina S.A., owner of Comercializadora Los Altos S.A. (former Altocity.com S.A.).

In April 2007, APSA signed a share purchase and sale agreement with Shopping Alto Palermo S.A., whereby it sells, assigns and transfers to the latter 161,671 shares of E – Commerce Latina S.A. (10% of the ownership interest) in the amount of Ps. 17.

NOTE 38:	FINANCING AND OCCUPATION AGREEMENT WITH NAI INTERNACIONAL II, INC.

On August 12, 1996 Empalme S.A.I.C.F.A. y G entered into an agreement with NAI INTERNACIONAL II, INC by which the latter loaned up to US$ 8.2 million for the construction of a cinema complex and a part of the parking lot located in the Córdoba Shopping area, this item being shown in fixed assets. This loan initially accrued a LIBOR interest rate plus 1.5%. Accrual of interests started in April 1999 according to a period of grace provided in the contract clauses.

Related to this loan contract, Empalme S.A.I.C.F.A. y G. signed an occupation agreement of the building and the cinema area in favor of NAI INTERNACIONAL II, INC (hereinafter “The Agreement”). Occupation of the area was established for a 10 year period as from the date of commencement to be automatically postponed during four additional periods of five years each. It is understood that date of commencement means the date in which the occupant starts exhibiting movies to the public in the cinema building that is October 1997. Under the terms of the Agreement, the amounts owed according to the loan to Empalme S.A.I.C.F.A. y G. are offset against the payments of possession arising from the occupation of NAI INTERNACIONAL II, INC of the building and the cinema area. The Agreement provides that if following the last term mentioned in the previous paragraph there still is any unpaid amount of the loan plus interest, the Agreement will be postponed for a definite term established as the lesser of:

- The time-term necessary to fully pay the loan unpaid amount, or

- Ten (10) years.

Once the last time term has elapsed and if there still is an amount outstanding, the Company will be released of any payment obligation of the remaining portion of the loan plus interest.

On July 1, 2002 NAI INTERNACIONAL II, INC assigned all the rights and obligations arising from the Agreement to NAI INTERNACIONAL II, INC – SUCURSAL ARGENTINA. Also, other changes were made to the Agreement, the following being the most significant:

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 38:	(Continued)

•

The debt outstanding was converted into Argentine pesos (Ps. 1 = US$ 1) in accordance with the disposition of Law No. 25,561 and National Executive Decree No. 214/02. Under sections 4 and 8 of the referred Decree and complementary addenda, the referential stabilization coefficient is to be applied to the above debt outstanding as from February 3, 2002.

•

All the obligations of Empalme S.A.I.C.F.A. y G. included in the Agreement by which NAI INTERNACIONAL II, INC. is guaranteed the use of the cinema center, as well as those obligations that imply restrictions on the use or the possession of Empalme S.A.I.C.F.A. y G. or third parties, are covered by antichresis in rem right.

•

The extension agreed on January 1, 2002 was established for suspending the occupation payments owed by the occupant to the owner as well as the payments to account of capital and interests of the owner to the creditor for a six-month period as from the above-mentioned date. These payments will be renewed as from July 2002.

The capital outstanding as of June 30, 2007 and interest accrued at such date arising from the original loan agreement and modifications are recorded in Customer Advances for a total amount of Ps. 16,271.

NOTE 39:	RE-STRUCTURING COMERCIALIZADORA LOS ALTOS S.A. (FORMER ALTOCITY.COM S.A.) ACTIVITIES

The Board of Comercializadora Los Altos S.A. (former Altocity.com S.A.) subsidiary of E-Commerce Latina S.A. (See Note 37) decided to re-structure a large part of the company activities by increasing those activities described in the social purpose. On January 6, 2007 the meeting of shareholders complied with such initiative in order to incorporate additional activities allowing to reach an adequate economic and financial equilibrium.

As from March 2007 the sale of products through the Internet was fully discontinued. The reason for this decision is that appropriate scale economies were not obtained.

Over the last few months of the fiscal year ended June 30, 2007, this company started to operate as lease agent, linking APSA and potential tenants of the available space in certain commercial centers.

NOTE 40:	ACQUISITION OF THE BUILDING KNOWN AS EX- ESCUELA GOBERNADOR VICENTE DE OLMOS (CITY OF CORDOBA)

In November 2006 APSA participated in a public bidding of the Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the city of Córdoba. The building covers 5,147 square meters of surface area. A part of the Patio Olmos commercial center is in operation in this building in four commercial plants and two underground parking lots. This commercial center also includes two neighbor buildings with cinemas and a commercial annex connected to the bidding sector and legally related through easement contracts.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 40:	(Continued)

The building is under a concession contract, effective for 40 years term due on February 2032, APSA acting as grantor. The contract grants to the licensee the commercial use of the building and establishes a series of payments in favor of the grantor such series increasing in Ps. 2.51 every 47 months. To the date of these financial statements, the concession is undergoing month 179, the effective canon being Ps. 10.05 and the next increase estimated for month 186.

The offer of APSA for the purchase of the building was Ps. 32.5 million payable as follows: 30%, that is the amount of Ps. 9.8 million, at the time of awarding the bid and the remaining amount of Ps 22.7 million at the date of the signature of the transfer deed document.

On November 20, 2006 APSA was notified that the bidding had been awarded. Consequently, 30% of the price offered according to the terms of the bidding has been duly paid. To the date of these financial statements the transfer deed document is not yet effective.

APSA has been ordered to execute the deed documents on May 15, 2007. The Company answered the referred order indicating that the related deed documents for the purchase and sale agreement and the assignment of the concession agreement, respectively, will be signed provided the Bidding terms are respected.

On January 15, 2007 APSA was notified by the National Commission for the Defense of Competitiveness that two claims had been submitted to the entity, one by a private individual and the other one by the licensee of the commercial center in respect of this operation. On February 1, 2007 APSA responded the claims.

On June 26, 2007, we were notified of a resolution issued by such agency by which it was resolved to open the summary proceedings under case file No. 501:0491102/2006 of the Registry to the Ministry of Economy and Production styled “Grupo IRSA et al in re. infringement to Law No 25,156 (C 1163)” under section 30 Law No. 25,156.

NOTE 41:	NEW COMMERCIAL DEVELOPMENT

In December 2006 APSA entered into a series of agreements for the construction, marketing and management of a new commercial enterprise to be developed in Saavedra, City of Buenos Aires, by Panamerican Mall S.A. (PAMSA) a company recently incorporated in which APSA has a shareholding of 80%.

APSA made capital contributions in PAMSA for Ps. 158.3 million and sold to this company the plot of land located in the streets named Posta, Pico and Anas (bought to Philips Argentina S.A.) in the amount of Ps. 59.9 million. APSA will pay future capital contributions in PAMSA in a maximum amount of US$ 37.8 million with the purpose of finishing the pertinent construction works and to guarantee the functioning and use of the commercial center.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 41:	(Continued)

The other PAMSA shareholder is Centro Comercial Panamericano S.A. owner of the remaining 20% of the shareholding. This company made capital contribution to PAMSA for Ps. 24.6 million and transferred to PAMSA the ownership of a plot of land located in the streets Melian, Vedia and Arias (limiting the plot of land sold by APSA) in the total amount of Ps. 61.5 million. Centro Comercial Panamericano S.A. will make capital contributions in PAMSA for completing the construction works and starting the commercial center up to a maximum amount of US$ 9.4 million.

The project includes the construction of a commercial center, a hypermarket, a cinema complex and an office building and/or housing building. This is one of the most significant enterprises to be initiated by APSA.

NOTE 42:	ALTO PALERMO S.A.- ISSUANCE OF NOTES

On May 11, 2007, Alto Palermo S.A. issued two new series of notes in the total amount of US$ 170 million. Series I corresponds to the issuance of US$ 120 million becoming due on May 11, 2017, which accrue interest at a fixed rate of 7.875% payable semi-annually on May 11 and November 11 of each year as from November 11, 2007. Principal of this Serie will be fully settled at maturity. Series II corresponds to the issuance of Ps.154 million (equivalent to US$ 50 million). Principal will be settled in seven, equal and consecutive semi-annual installments as from June 11, 2009, which accrue interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

These issuances correspond to Classes 1 and 2 within the Global Program for Issuing Notes, having a face value of up to US$ 200,000,000 (the “Program”) authorized by the National Securities Commission Resolution No. 15614 dated April 19, 2007.

NOTE 43:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

APSA has developed during this year the design of a capitalization program for executive management staff through contributions that will be realized by employees and by the Company.

That plan is addressed to employees selected by APSA with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the Plan are on a voluntary basis. Once the beneficiary has accepted, it will be able to make two types of contributions: a monthly one (base on the salary) and an extraordinary one (based on the bonus). The suggested contribution is up to 2.5% of the monthly salary and up to 15% of the bonus. On the other hand, the APSA contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be send to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which has the approval by the National Securities Commission. Such funds will be freely redeemed under the

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 43:	(Continued)

requirement of the participants. The funds arising from APSA contributions will flow to other independent financial means separated from the previous one.

In the future the participants will have access to 100% of the plan benefits (that is, including APSA contributions made in favor of the financial means especially created) under the circumstances that follow:

•	Ordinary retirement in line with the applicable working regulations

•	Total or permanent disability or inability

•	Death

In case of resignation or discharge without legal justification, the participant will obtain the amounts contributed by the company only if he has participated in the plan during a minimum term of five years, provided certain conditions were complied with.

NOTE 44:	ACQUISITION OF LAND IN VICENTE LOPEZ

On January 16, 2007, Patagonian Investment S.A. and Ritelco S.A. acquired 90% and 10%, respectively, of the total shares of the company named Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. As of June 30, 2007, the Company holds 100% of the ownership interest of Rummaala S.A. as a result of certain transactions performed with Patagonian Investment S.A. and Ritelco S.A. The purchase price was US$ 21,172, payable as follows: (i) US$ 4,252 in cash and (ii) by delivering certain units of the building to be constructed in the land owned by Rummaala in the amount of US$ 16,920, within a 4-year term as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs.

As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the former transaction, Rummaala acquired a plot of land adjacent to its own property in the amount of US$ 15,000, payable as follows: (i) US$ 500 in cash; (ii) by delivering certain units of buildings Cruceros I and II owned by the Company in the amount of US$ 1,247 and (iii) by delivering certain units of the building to be constructed in the land acquired in the amount of US$ 13,253, within a 40-month term considered as from the approval date of the plans by the related authorities or when the facilities be vacated, whichever last occurs. As security for compliance with the construction of the future building and transfer of the future units, the Company’s property located at Suipacha 652 was mortgaged.

NOTE 45:	MERGER BETWEEN INVERSORA BOLIVAR S.A. Y BALDOVINOS S.A.

On March 23, 2007, the merger agreement between Inversora Bolívar S.A., merging company and Baldovinos S.A, merged company, was entered into to be effective as from January 1, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 45:	(Continued)

Consequently, as from January 1, 2007, rights and obligations were unified and as from March 26, 2007, the accounting records were unified.

The merger proceedings are currently pending approval by the companies’ regulatory bodies.

NOTE 46:	CREATION OF CYRSA SOCIEDAD ANONIMA

On April 13, 2007, the Company together with Palermo Invest S.A. created CYRSA Sociedad Anónima, which was duly registered with the General Inspection of Justice on April 24, 2007.

This company was created to have a legal entity that allows to develop a specific project together with one or more investors having the required knowledge and expertise.

The Company holds the direct ownership of 50% of CYRSA Sociedad Anónima’s capital stock and the indirect ownership of the remaining 50% through Palermo Invest S.A.

NOTA 47:	SALE OF UNITS OF OWNERSHIP OF DOLPHIN FUND PLC

On June 15, 2007, the Company sold 164,846 units of ownership of Dolphin Fund PLC to Inversora Bolívar S.A. in the total amount of Ps. 18,104, the amount of Ps. 8,426 was paid at the time of the transaction and the balance of Ps. 9,678 through the cancellation of the credit line that Inversora Bolívar SA had with the Company.

NOTA 48:	INCORPORATION OF SOLARES DE SANTA MARIA S.A. - SALE OF SANTA MARIA DEL PLATA AND SALE OF SHARE

On May 7, 2007, the Company under the context of a new business project incorporated a company under the name of Solares de Santa María S.A., for the purpose that such company acts as a joint vehicle with investors that are out of the Company operation and interested in an urbanization project.

During the month of May 2007, the Company and Palermo Invest S.A. (PISA) made capital contribution for Ps. 294,500 y Ps. 15,500, respectively, which were fully capitalized.

With the funds obtained, Solares de Santa María S.A. (SOLARES) acquired the real estate known as Ex - Ciudad Deportiva Boca Juniors (Santa María del Plata), located in the City of Buenos Aires, South Coast, facing Avenue España unnumbered, in the amount of US$ 100,000. The project of SOLARES is to develop in such a plot a new real estate undertaking.

During the month of June 2007, the Company and PISA made irrevocable contribution for Ps. 4,578 y Ps. 241, respectively, which were fully capitalized.

As a result of these capitalizations, the Company holds 299,173,356 shares representing 95% of the capital stock, and PISA holds 15,745,966 shares equivalent to the remaining 5% of the shareholding.

IRSA Inversiones y Representaciones Sociedad Anónima

and subsidiaries

Notes to the Consolidated Financial Statements (Continued)

NOTE 48:	(Continued)

On June 26, 2007, the Company and PISA subscribe a parchase-sale contract of shares, by which each company sold 5% of the shareholding to Israel Sutton Dabbah, in commission, equivalent to 31,491,932 shares of SOLARES.

Subsequent to such operation and as of closing of the current fiscal year, the Company owns 90% of SOLARES represented by 283,427,390 common nominative non-endorsable shares, and Israel Sutton Dabbah, in commission, the remaining 10%.

IRSA Inversiones y Representaciones

Sociedad Anónima

Free translation of the

Financial Statements

For the fiscal years ended

June 30, 2007 and 2006

IRSA Inversiones y Representaciones

Sociedad Anónima

Corporate domicile:	Bolívar 108 1º Floor – Autonomous City of Buenos Aires

Principal activity:	Real estate investment and development
Financial Statements at June 30, 2007 compared with previous year. Stated in thousands of Pesos Fiscal year No. 64 beginning July 1º, 2006 DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE
Of the By-laws:	June 23, 1943

Of last amendment:	February 23, 2006

Registration number with the Superintendence of Corporations:	4,337

Duration of the Company:	Until April 5, 2043

Information related to subsidiary companies is shown in Exhibit C.

CAPITAL COMPOSITION (Note 11)

		In thousand of pesos
Type of share	Authorized for Public Offer of Shares (*)	Subscribed	Paid in
Common share,1 vote each	464,969,156	464,969	464,969

(*)	Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

IRSA Inversiones y Representaciones Sociedad Anónima

Balance Sheets as of June 30, 2007 and June 30, 2006

In thousand of pesos (Note 1)

	June 30, 2007	June 30, 2006
ASSETS
CURRENT ASSETS
Cash and banks (Note 2 and Exhibit G)	165,650	23,321
Investments (Exhibits C, D and G)	25,708	31,339
Mortgage and leases receivables, net (Note 3 and Exhibit G)	13,840	6,725
Other receivables and prepaid expenses (Note 4 and Exhibit G)	102,299	13,070
Inventories (Note 5)	20,470	62,977

Total Current Assets	327,967	137,432

NON-CURRENT ASSETS

Mortgage and leases receivables, net (Note 3 and Exhibit G)	1,328	2,624
Other receivables and prepaid expenses (Note 4 and Exhibit G)	104,032	84,086
Inventories (Note 5)	93,038	71,828
Investments (Exhibits C, D and G)	1,407,678	1,245,236
Fixed assets (Exhibit A)	548,192	286,667

Total Non-Current Assets	2,154,268	1,690,441

Total Assets	2,482,235	1,827,873

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Exhibit G)	7,495	8,260
Mortgages payable (Note 6 and Exhibit G)	14,755	18,407
Customer advances (Exhibit G)	21,755	11,554
Short term debt (Note 7 and Exhibit G)	116,692	36,393
Salaries and social security payable	3,195	1,727
Taxes payable (Exhibit G)	16,940	6,846
Other liabilities (Note 8 and Exhibit G)	9,753	28,368

Total Current Liabilities	190,585	111,555

NON-CURRENT LIABILITIES

Trade accounts payable (Exhibit G)	115	150
Mortgages payable (Note 6 and Exhibit G)	—	14,722
Customer advances (Exhibit G)	—	—
Long term debt (Note 7 and Exhibit G)	626.960	214,134
Taxes payable	580	651
Other liabilities (Note 8 and Exhibit G)	17,281	895

Total Non-Current Liabilities	644,936	230,552

Total Liabilities	835,521	342,107

SHAREHOLDERS’ EQUITY (according to the corresponding statement)	1,646,714	1,485,766

Total Liabilities and Shareholders’ Equity	2,482,235	1,827,873

The accompanying notes and exhibits are an integral part of these financial statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Income

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

In thousand of pesos (Note 1)

	June 30, 2007	June 30, 2006
Revenues	400,871	109,498
Costs (Exhibit F)	(182,152)	(42,173)

Gross profit	218,719	67,325
Gain from recognition of inventories at net realizable value (Note 1.5.h.)	20,192	5,373
Selling expenses (Exhibit H)	(14,595)	(2,010)
Administrative expenses (Exhibit H)	(31,624)	(21,678)

Subtotal	(26,027)	(18,315)
Gain from operations and holding of real estate assets	1,827	2,606

Operating income	194,519	51,616
Financial results generated by assets:
Interest income	18,596	10,728
Exchange gain	(919)	11,002
Financial gain	51,962	9,189
Interest on discount by assets	196	291

Subtotal	69,835	31,210
Financial results generated by liabilities:
Exchange loss	388	(26,269)
Interest on discount by liabilities	111	21
Financial expenses (Exhibit H)	(44,339)	(30,299)

Subtotal	(43,840)	(56,547)

Total financial results, net	25,995	(25,337)
Equity gain from related companies (Note 10.c.)	(75,014)	82,276
Other income and expenses, net (Note 9)	(10,843)	(7,993)

Net income before tax	134,657	100,562
Income tax and Asset tax (Note 1.5. m, n and 14)	(27,560)	(3,989)

Net income for the year	107,097	96,573

The accompanying notes and exhibits are an integral part of these financial statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Changes in Shareholders’ Equity

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

In thousand of pesos (Note 1)

	Shareholders’ contributions				Reserved earnings
	Common Stock	Inflation adjustment of common stock	Additional paid-in capital	Total	Legal reserve	Reserve for new projects	(Accumulated deficit) retained earnings	Total as of June 30, 2007	Total as of June 30, 2006
Balances as of beginning of year	435,448	274,387	659,911	1,369,746	19,447	—	96,573	1,485,766	1,252,229
Capital increase	29,521	—	24,330	53,851	—	—	—	53,851	136,964
Profit distribution in accordance to the Shareholders meeting held of October 31, 2006	—	—	—	—	4,829	91,744	(96,573)	—	—
Net income for the year	—	—	—	—	—	—	107,097	107,097	96,573

Balances as of June 30, 2007	464,969	274,387	684,241	1,423,597	24,276	91,744	107,097	1,646,714

Balances as of June 30, 2006	435,448	274,387	659,911	1,369,746	19,447	—	96,573		1,485,766

The accompanying notes and exhibits are an integral part of these financial statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (1)

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

In thousand of pesos (Note 1)

	June 30, 2007	June 30, 2006
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of year	36,572	41,006
Cash and cash equivalents as of the end of year	172,205	36,572

Net Increase (decrease) in cash and cash equivalents	135,633	(4,434)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the year	107,097	96,573
Plus income tax accrued for the year	27,560	3,989
Adjustments to reconcile net income to cash flows from operating activities:
• Equity gain from related companies	75,014	(82,276)
• Gain from recognition of inventories at net realizable value	(20,192)	(5,373)
• Gain from operations and holdings of real estate assets	(1,827)	(2,606)
• Allowances and reserves	5,662	5,384
• Amortization and depreciation	13,653	6,800
• Sundry provisions	3,340	5,976
• Results on the sale of real estate assets	(185,023)	(44,020)
• Results from the sale of shares of Banco Hipotecario S.A.	—	(1,858)
• Financial results	(19,773)	3,472
Changes in operating assets and operating liabilities:
• Decrease in current investments	8,346	16,526
• Increase in receivables from sales and leases	(5,934)	(5,814)
• Increase in other receivables	(52,552)	(683)
• Decrease in inventory	37,207	6,178
• Increase (Decrease) in taxes payable, social security payable and customer advances	4,426	(9,936)
• (Decrease) Increase in trade accounts payable	(271)	1,253
• Increase in accrued interest	17,615	1,656
• Increase in other liabilities	28	1,398

Net cash provided by (used in) operating activities	14,376	(3,361)

CASH FLOWS FROM INVESTING ACTIVITIES:
• Decrease from equity interest in subsidiary companies	—	686
• Increase interest in subsidiary companies	(762)	(338)
• Purchase of shares Canteras Natal Crespo S.A.	(1,998)	(4,312)
• Purchase of shares of Alto Palermo S.A.	(7,218)	(4,341)
• Purchase of shares of Palermo Invest S.A.	(27,522)	—
• Sale of shares of Canteras Natal Crespo S.A.	920	—
• Incorporation of Patagonian Investments S.A.	(15)	—
• Incorporation of CYRSA S.A.	(13)	—
• Incorporation of Solares de Santa María S.A.	(4,673)	—
• Loans granted to related parties	(36,627)	(6,875)
• Loans granted	(3,995)	—
• Purchase and improvements of undeveloped parcels of lands	(409)	(212)
• Purchase and improvements of fixed assets	(261,443)	(1,221)
• Dividends collection	28,881	17,794
• Cash incorporated by merger	—	6

Net cash (used in) provided by investing activities	(314,874)	1,187

CASH FLOWS FROM FINANCING ACTIVITIES:
• Increase of debt	500,084	6,377
• Increase in loans with related companies	9,286	—
• Settlement of debt	(77,673)	(27,908)
• Cancellation of Ritelco S.A. joint	(4,791)	—
• Settlement in mortgages payable	(16,733)	(25,561)
• Proceeds from settlement of swap	—	1,190
• Issuance of common stock (exercise option)	25,958	43,642

Net cash provided by (used in) financing activities	436,131	(2,260)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	135,633	(4,434)

(1)	Includes cash and banks and investments with a realization term not exceeding three months.

The accompanying notes and exhibits are an integral part of these financial statements.

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Statements of Cash Flows (Continued)

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

In thousand of pesos (Note 1)

	June 30, 2007	June 30, 2006
Supplemental cash flow information
• Interest paid	15,277	26,662

Non-cash activities:
• Increase in inventories through a decrease in fixed assets	10,513	1,422
• Increase in fixed assets through a decrease in inventories	1,521	293
• Increase in inventories through a decrease in real estate reserve	—	10,675
• Increase in fixed assets through a decrease in real estate reserve	7,046	1,626
• Increase in inventories through a decrease in real estate reserve	114,464	—
• Increase in inventories through a decrease in long-term investments	2,479	—
• Conversion of IRSA negotiable obligations into common shares	27,893	93,322
• Increase in long-term investments through an increase in short and long – term debt	81,382	—
• Increase in other receivables through a decrease in long-term investments	3,303	—
• Increase in fixed assets through a decrease in other receivables	12,160	—
• Increase in long-term investments through a decrease in other receivables	18,227	118
• Decrease in long-term investments through an increase in other receivables	—	22,173
• Decrease in long-term investments through a decrease in other liabilities	—	6,250
• Decrease in Mortgages payable through a decrease in inventories	3,632	—
• Increase in other receivables through a decrease in inventories	1,773	—
• Decrease in long-term investments through an increase in other receivables	59,274	—
• Decrease in inventories through an increase in other receivables	15,500	—

	June 30, 2007	June 30, 2006
Acquisitions of subsidiaries:
Cash and banks	—	6
Other receivables	—	1,505
Inventories	—	56,654
Investments	—	37,455
Trade accounts payable	—	(4)
Customers advances	—	(6,256)
Taxes payable	—	(12,486)
Other liabilities (includes Ps. 24,506 payable to IRSA Inversiones y Representaciones S.A.)	—	(29,006)

Net value of acquired assets	—	47,868

Equity value before the acquisition (includes the higher value of incorporated inventories of Ps. 99)	—	(47,868)
Cash and banks acquired	—	6

	—	6

Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

In thousand of pesos (Note 1)

NOTE 1:	ACCOUNTING STANDARDS

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.1. Preparation and presentation of financial statements

These financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

Unification of professional accounting standards

The National Securities Commission has issued General Resolutions 485 and 487 on December 29, 2005 and January 26, 2006, respectively.

Such resolutions have adopted, with certain modifications, the new accounting standards recently issued by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aries through its Resolution CD 93/2005. These standards are to the obligatorily applied for fiscal years or interim periods corresponding to fiscal years started as from January 1, 2006.

The principal change that the application of these new standards has generated relates to the treatment of the adjustment for inflation in calculating the deferred tax which can be taken as a temporary difference, according to the Company’s criteria. At present the adjustment for inflation is considered as a permanent difference in the deferred income tax calculation. The Company in accordance with the new accounting standards has decided not to recognize the deferred liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets. The estimated effect as of June 30, 2007 that the adoption of the new criteria would have generated would be a decrease in shareholders’ equity of approximately Ps. 165.3 millions, which should be recorded in the income statement accounts of previous years for Ps. 188.4 million (loss) and in the income statement accounts of the period for Ps. 23,1 million (gain).

In accordance with the Company’s management the potential effect that the new accounting standards would have in its subsidiary Banco Hipotecario S.A. would not be significant on the amount of the Company’s investment.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1:	(Continued)

1.1. (Continued)

The above-mentioned liability would probably turn to the previous position according to the detail that follows:

Item	Up to 12 months	From 1 to 2 years	From 2 to 3 years	Over 3 years	Total
Amount in millions	9.9	9.8	9.8	135.8	165.3

1.2. Use of estimates

The preparation of financial statements requires management, at a specific date, to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses for the year. Company’s Management makes estimates for example when accounting for allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Future actual results could differ from the estimates and assumptions made at the date of these financial statements.

1.3. Recognition of the effects of inflation

The financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. From that date and until December 31, 2001 the Company discontinued the restatement of the financial statements due to a period of monetary stability. From January 1, 2002 up to February 28, 2003 the effects of inflation were recognized due to the existence of an inflationary period. As from that date, the restatement of the financial statements was discontinued.

This criterion is not in line with current professional accounting standards, which establish that the financial statements should have been restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

1.4. Comparative information

Balances items at June 30, 2006 shown in these financial statements for comparative purposes arise from the audited annual financial statements corresponding to the year then ended.

Certain amounts in the financial statements as of June 30, 2006 were reclasiffied for disclosure on a comparative basis with those for the fiscal year ended June 30, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1:	(Continued)

1.5. Valuation criteria

a.	Cash and banks

Cash on hand has been valued at face value.

b.	Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at each year-end exchange rates.

Operations denominated in foreign currency are converted into pesos at the rates of exchange in effect at the date of settlement of the operation.

c.	Current investments

Current investments in debt securities and mutual funds were valued at their net realization value.

d.	Mortgages and lease receivables and trade accounts payable

Mortgages and lease receivables and trade accounts payable have been valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

e.	Financial receivables and liabilities

Financial receivables and payables have been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate of return estimated at that time.

f.	Other receivables and payables

Sundry current assets and liabilities have been valued at face value plus the financial results accrued at the closing of the corresponding year.

Sundry receivables and payables (value added tax, deposits in guarantee, and accounts receivable in trust) disclosed under other current and other non-current receivables and payables, were valued based on the best estimate of the amount receivable and payable, respectively, discounted at an interest rate that reflect the value-time of money and the estimate specific transaction risks at the time of incorporation to assets and liabilities, respectively.

As established by the regulations of the National Securities Commission, deferred tax assets and liabilities and asset tax have not been discounted.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

f.	(Continued)

Liabilities in kind:

Liabilities in kind corresponding to obligations to deliver units to be built are value at the higher of amounts received or the estimated cost of building of the units plus additional costs to transfer the assets to the creditor.

g.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

h.	Inventories

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.3., or estimated net realizable value, whichever is lower. As of June 30, 2006 the Company maintained allowances for impairment of certain inventories for those ones which market value is lower than cost (See Exhibit E). Costs include land and land improvements, direct construction costs, construction overhead costs, interest on indebtedness and real estate taxes. During the fiscal year ended June 30, 2006 interest costs of the property called “San Martín de Tours” were capitalized for Ps. 222. In the fiscal year ended June 30, 2007 there were no items charged to assets.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions assure that the sale will be effectively accomplished and that the income will be realized, are valued at its fair market value. Profits arising from such valuation are shown in the “Gain from valuation of inventories at fair market value” caption of the Statement of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the year.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

h.	(Continued)

Credits in kind:

The Company has credits in kinds related to rights on the reception of certain units.

The units relating to the buildings called “Terreno Caballito”, and “Dique III” have been valued according to the accounting measuring standards corresponding to inventories receivable and there have been disclosed under “Inventories”.

i.	Non-current investments

•	Investments in debt securities:

Investments in debt securities were valued based on the best estimate of the discounted amount receivable applying the corresponding internal rate of return estimated at the time of incorporation to assets, as the Company will hold them to maturity. The value thus obtained does not exceed the respective estimated recoverable value at the end of the year.

•	Investments in subsidiaries and related companies:

Current investments in subsidiaries and related companies detailed in Exhibit C, have been valued by using the equity method of accounting based on the financial statements at June 30, 2007 issued by them. The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company. The accounting standards used by the related companies to prepare their financial statements are those currently in effect.

The financial statements of Banco Hipotecatrio S.A. and Banco de Crédito y Securitizatión S.A. are prepared in accordance with the BCRA standards. For the purpose of valuation of the investment in the Company adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

This item also includes the lower or higher value paid for the purchase of shares in subsidiaries and related companies assignable to the assets acquired, and goodwill related to the subsidiary Alto Palermo S.A., Palermo Invest S.A. and the related company, Banco Hipotecario S.A.

The Company has an important investment in Banco Hipotecario S.A. This investment is valued according to the equity method due to the significant

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

i.	(Continued)

influence of the economic group on the decisions of Banco Hipotecario S.A. and to the intention of keeping said investment on a permanent basis.

In accordance with the regulations of the BCRA and the contracts signed as a result of Banco Hipotecario S.A.’s financial debt restructuring process, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to the Company.

Corporations purchased by the Company were recorded in line with the “acquisition method” set forth in Technical Resolution No. 18. All assets and liabilities acquired to third independent parties were adjusted to show their fair value. The Company identified the assets and liabilities acquired, including intangible assets like leasing contracts acquired in higher or lesser conditions to market conditions, costs included in entering into current lease contracts (the last being the market cost that the Company avoids paying for acquiring leasing contracts in operation) and intangible value of relations with customers. The process of identification of assets and liabilities and the determination of the price paid is a matter that requires complex judgments and significant estimates.

The Company used the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the land and the building acquired. The amounts assigned to all the other assets and liabilities were based on independent valuations or in the Company´s own analysis on comparable assets and liabilities. The current value of tangible assets acquired considers the property value as if it were empty.

Under the terms of Technical Resolution No. 21, taking into account that the market value of the tangible and intangible assets and liabilities identified exceed the price paid, the intangible assets acquired were not recognized as the would give rise to an increase of the negative goodwill at the time of purchase.

•	Certificates of participation in IRSA I financial trust:

The certificates of participation in IRSA I financial trust have been valued at the amount resulting from apportioning the participation certificate holding to the trust assets.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

i.	(Continued)

•	Undeveloped parcels of lands:

The Company acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. The Company’s strategy for land acquisition and development is dictated by specific market conditions where the Company conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.3. or market value, whichever is lower. The Company maintains allowances for impairment of certain parcels of undeveloped land for which their market value is lower than cost. (See Exhibit E).

Land and land improvements are transferred to inventories or fixed assets when construction commences or their trade is decided.

The values thus obtained, net of the allowances recorded, do not exceed their respective estimated recoverable values at the end of the year.

j.	Fixed assets

Fixed assets comprise primarily of rental properties and other property and equipment held for use by the Company.

Fixed assets value, net of allowances set up, does not exceed estimated recoverable value at the end of the year.

•	Rental properties

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.3., less accumulated depreciation and allowance for impairment at the end of the year. The Company capitalizes accrued interest costs associated with long-term construction projects. However, during the fiscal years ended June 30, 2007 and 2006 no interest costs were capitalized, as the Company considered that there are no works in progress.

Accumulated depreciation is computed under the straight-line method over the estimated useful lives of each asset. Expenditures for ordinary maintenance and repairs are charged to results in the period incurred.

The Company has allowances for impairment of certain rental properties as disclosed in Exhibit A. Increases and decreases of such allowances are disclosed in Exhibit E.

Significant renovations and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

j.	(Continued)

remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the statement of income.

•	Other properties and equipment

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.3., less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Asset	Estimated useful life (years)
Leasehold improvements	On contract basis
Furniture and fixtures	5
Machinery, equipment and computer equipment	3
Vehicles	5

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

k.	Deferred financing cost

Expenses incurred in connection with the issuance of negotiable obligations and proceeds of loans are amortized over the life of the related issuances. In the case of redemption of these notes, the related expenses are amortized using the accelerated depreciation method.

Amortization has been recorded under “Financial results, net” in the statements of income as a greater financing expense.

l.	Customer advances

Customer advances represent payments received in advance in connection with the sale and rent of properties.

m.	Income tax

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

m.	(Continued)

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities (see Note 14).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry forwards, considering the legal regulations approved at the date of issuance of these financial statements.

n.	Asset tax

The Company calculates asset tax by applying the current 1% rate on computable assets at the end of the year. This tax complements income tax. The Company’s tax obligation in each period will coincide with the higher of the two taxes. However, if asset tax exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

At June 30, 2007, the Company has estimated the asset tax, recognizing under “Other receivables” the amount estimated to be offset as payment on account of income tax in future years in accordance with current regulations, and expensing the remaining balance.

o.	Allowances and Provisions

Allowance for doubtful accounts: the Company provides for losses relating to mortgages, lease and other accounts receivable. The allowance for losses is recognized when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the terms of the agreements. The allowance is determined on a one-by-one basis considering the present value of expected future cash flows. While management uses the information available to make assessments, future adjustments to the allowance may be necessary if future economic conditions differ substantially from the assumptions used in making the assessments. Management has considered all events and/or transactions that are subject to reasonable and normal methods of estimations, and the financial statements reflect that consideration.

For impairment of assets: the Company regularly asses its non-current assets for recoverability whenever there is an indication that the carrying amount of an asset may exceed its recoverable value.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

o.	(Continued)

In such cases, the Company has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) the Company makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, the Company record the corresponding reversals of impairment loss as required by accounting standards.

Increases and decreases of allowances for impairment of assets during the fiscal years ended June 30, 2007 and 2006 are detailed in Exhibit E.

For lawsuits: the Company has certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving labor and other matters. The Company accrues liabilities when it is probable that future costs will be incurred and such costs can be reasonably estimated. Such accruals are based on developments to date, the Company’s estimates of the outcomes of these matters and the Company’s lawyers’ experience in contesting, litigating and settling other matters.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have a effect on the Company’s future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

p.	Shareholders’ equity accounts

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.3. until February 28, 2003. Subsequent movements are stated in the currency of the month to which they correspond.

“Common stock” account was stated at historical nominal value. The difference between value stated in constant currency, following the guidelines detailed in Note 1.3., and historical nominal value is shown

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

p.	(Continued)

under “Inflation adjustment of common stock” forming part of the shareholders’ equity.

q.	Results for the period

The results for the year are shown as follows:

Amounts included in Income Statement are shown in currency of the month to which they correspond.

Charges for assets consumed (fixed asset depreciation, intangible asset amortization and cost of sales) were determined based on the values recorded for such assets.

Results from investments in subsidiary and affiliated companies was calculated under the equity method, by applying the percentage of the Company’s equity interest to the results of such companies, with the adjustments for application of Technical Resolution 21.

r.	Advertising expenses

The Company generally charges the advertising and publicity expenses to results when they are incurred. Advertising and promotion expenses were approximately Ps. 1,002 and Ps. 268 for the fiscal year ended June 30, 2007 and 2006, respectively.

s.	Pension information

The Company does not maintain any pension plans. Argentine laws provide for pension benefits to be paid to retired employees from government pension plans and/or privately managed funds plan to which employees may elect to contribute.

t.	Derivative financial instruments

The Company has entered into an interest rate swap agreement in order to hedge the risks of fluctuation in interest rates related to its financial debt which accrues interest at variable rate. See Note 16 for details.

u.	Revenue recognition

u.1.	Sales of properties

The Company records revenue from the sale of properties when all of the following criteria are met:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 1:	(Continued)

1.5. (Continued)

u.	(Continued)

u.1.	(Continued)

•	the sale has been consummated;

•	there is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property;

•	the Company’s receivable is not subject to future subordination; and

•	the Company has transferred the property to the buyer.

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires the Company’s management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

u.2.	Leases

Revenues from leases are recognized on a straight –line basis over the life of the related lease contracts.

v.	Cash and cash equivalents

The Company considers, for cash flow purposes, all highly liquid investments with original maturities of three months or less, consisting primarily of mutual funds, as cash equivalents.

w.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

x.	Vacation expenses

Vacation expenses are fully accrued in the period in which the employee renders services in order to be able to take such vacation.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 2:	CASH AND BANKS

The breakdown for this item is as follows:

	June 30, 2007	June 30, 2006
Cash in local currency	41	20

CASH IN FOREIGN CURRENCY	23	70

Banks in local currency	108,082	169
Banks in foreign currency	57,425	22,788
Checks to be deposited	79	274

	165,650	23,321

NOTE 3:	MORTGAGE AND LEASES RECEIVABLES, NET

The breakdown for this item is as follows:

	June 30, 2007		June 30, 2006
	Current	Non- Current	Current	Non- current
Mortgage and leases receivables	7,792	399	1,620	514
Debtors under legal proceedings and past due Debts	1,055	—	1,403	—
Related companies (Note 10.a.)	5,324	929	3,918	2,110
Less:
Allowance for doubtful accounts (Exhibit E)	(331)	—	(216)	—

	13,840	1,328	6,725	2,624

Current and non-current receivables from the sale of real estate are secured by first degree mortgages in favor of the Company.

NOTE 4:	OTHER RECEIVABLES AND PREPAID EXPENSES

The breakdown for this item is as follows:

	June 30, 2007		June 30, 2006
	Current	Non- Current	Current	Non- current
Asset tax credits (Note 1.5.n.)	11,664	17,241	3,981	23,524
Value added tax	8,212	9,975	4,906	—
Related parties (Note 10.a.)	74,591	64,755	472	6,903
Prepaid expenses	1,232	—	1,251	150
Expenses to be re-bill for expenses	446	—	—	—
Loans granted (1)	4,290	—	—	—
Advance for the acquisition of companies (2)	—	—	2,064	—
Guarantee of defaulted credits (3)	785	3,096	279	15,889
Trust accounts receivable	—	361	—	361
Present value	—	(465)	—	(661)
Deferred income tax (Note 14)	—	8,951	—	37,795
Other	1,079	118	117	125

	102,299	104,032	13,070	84,086

(1)	The amount represents a loan granted by the Company for Ps. 3,995 due on December 4, 2007 to the shareholders of Baicom Networks S.A. (“Baicom”) plus interest accrued for such loan. As guarantee for this loan, the shareholders of Baicom established in favor of the Company a first degree pledge on common, registered, non-endorsable shares of Baicom, nominal value one peso each, one voting right per share. At the same time the Company signed a purchase option with the shareholders of Baicom due on December 4, 2007 for Ps. 3,995 which represents 50% of the shareholding of Baicom.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 4:	(Continued)

(2)	See Note 44 to the consolidated financial statements.
(3)	See Note 15 to the financial statements and Note 16 to the consolidated financial statements.

NOTE 5:	INVENTORIES

The breakdown for this item is as follows:

	June 30, 2007		June 30, 2006
	Current	Non- Current	Current	Non- current
Edificios Cruceros	487	—	3,629	—
Dock 13	1,595	—	1,605	—
Dorrego 1916	13	—	13	—
Minetti D	72	—	72	—
Credit from barter of Caballito (1)	—	22,663	—	22,663
Torres Jardín	472	—	472	—
V. Celina	43	—	43	—
Abril (2)	712	1,767	23	83
San Martin de Tours	3,929	—	14,211	—
Dique III plot 1d)	—	—	25,549	—
Credit from Barter transaction of “Dique III 1c) (1)	13,068	26,800	15,587	7,274
Credit from Barter transaction of “Dique III 1e) (1)	—	41,808	—	41,808
Other inventories	79	—	—	—
Advance on purchase of real estates (3)	—	—	1,773	—

	20,470	93,038	62,977	71,828

(1)	Secured by first degree mortgage in favor of the Company.
(2)	As of June 30, 2006, the values recorded are disclosed net of the effect of the allowance for impairment, as detailed in Exhibit E of Ps. 1,010 (Abril / Baldovinos Ps. 407, Stores Ps. 603).
(3)	See Note 44 to the consolidated financial statemens.

NOTE 6:	MORTGAGES PAYABLE

The breakdown for this item is as follows:

	June 30, 2007		June 30, 2006
	Current	Non- Current	Current	Non- current
Mortgages payable - San Martin de Tours (Note 12)	—	—	3,598	—
Mortgage payable - Bouchard 710 (Note 12) (1)	14,755	—	14,809	14,722

	14,755	—	18,407	14,722

(1)	On July 1, 2005 the Company paid the first installment of the mortgage for the purchase of the Bouchard 710 Building for US$ 442. Also on July 26, 2005 the Company modified one of the contract clauses of such mortgage, by which a partial anticipated cancellation of US$ 3,203 was made and agreed to pay the remaining price balance of US$ 13,625 in 34 equal, mensual and consecutive installments of US$ 452 each (interest according to the French system were included with an annual rate of 8.5%). As of June 30, 2007 the Company has cancelled twenty three principal installments for an amount of US$ 8,854, being the balance of principal US$ 4,771.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 7:	SHORT AND LONG - TERM DEBT

The breakdown for this item is as follows:

	June 30, 2007		June 30, 2006
	Current	Non- Current	Current	Non- Current
Bank loans (1)	14,229	27,125	10,646	41,258
Bank loans – Accrued interest (1)	407	8,039	470	7,491
Negotiable Obligations – 2009 principal amount (2)	23,123	44,082	17,303	67,054
Negotiable Obligations - 2009 accrued interest (2)	662	13,109	764	12,211
Convertible Negotiable Obligations - 2007 (3)	59,047	—	882	86,120
Negotiable Obligations -2017 (4)	7,539	463,950	—	—
Debt related to purchase of subsidiaries (5)	11,685	70,655	—	—
Other financial loans	—	—	6,328	—

	116,692	626,960	36,393	214,134

(1)	Corresponds to an unsecured loan for a total amount of US$ 51 million, which falls due on November 20, 2009, with the principal being amortized in 20 quarterly installments with a two-year grace period. US$ 35 million of the principal accrue interest at the LIBO rate over three months plus 200 basis points, and US$ 16 million accrue interest at a fixed rate that is progressively increased. On July 25, 2003 the Company redeemed the mentioned US$ 16 million for US$ 10.9 million. In addition, on March 17, 2004, the Company redeemed US$ 12 million for a total amount of US$ 8.6 million. Additionally, the Company settled ten installments amounting to US$ 6.9 million. Therefore, at June 30, 2007 the balance of principal amounts to US$ 13.4 million which matches the US$ 16.1 million discounted considering a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios, moreover, they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

(2)	Corresponds to Negotiable Obligations secured by the assets described in Note 12.a. for US$ 37.4 million, which mature on November 20, 2009 with partial periodic amortization, and have quarterly interest payments at the LIBO rate over three months plus 200 basis points. At this date, the Company has settled ten installments amounting to US$ 11.2 million. Consequently, at June 30, 2007 the Company recorded a total balance of US$ 21.7 million, which corresponds to US$ 26.1 million discounted at a market rate equivalent to 8% per year.

The terms of the loan require the Company to maintain certain financial ratios and conditions, specific debt/equity ratios; they also restrict certain investments, the making of payments, the procurement of new loans and the sale of certain assets and other capital investments.

(3)	According to Note 13, these relate to convertible negotiable obligations (CNB) issued for a total amount of US$ 100 million, which at period end amounted to US$ 18.9 million, net of issue expenses amounting to Ps. 0.04 million. Part of convertible negotiable obligations are held by shareholders and related parties. (See Note 10).
(4)	Corresponds to the Negotiable Obligations described in Note 25, in the amount of US$ 150 million that become due on February 2, 2017, accruing interest on a six-month basis at a fixed rate of 8.5% a year, net of issuance expenses in the amount of $8.5 million.

The terms and conditions of the loan require the Company to maintain certain ratios and financial conditions, as well as certain indebtedness ratios and levels.

(5)	See Note 35 and 44 to the consolidated financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 8:	OTHER LIABILITIES

The breakdown for this item is as follows:

	June 30, 2007		June 30, 2006
	Current	Non- Current	Current	Non- current
Related parties (Note 10.a.)	1,485	15,303	20,762	—
Guarantee deposits	2,255	2,014	1,061	820
Provision for lawsuits (Exhibit E)	6	—	346	—
Directors’ fees provision (Note 10.a.)	3,339	—	5,976	—
Directors’ fees advances (Note 10.a.)	(420)	—	(325)	—
Directors’ guarantee deposits (Note 10.a.)	—	8	—	8
Administration and reserve funds	448	—	118	—
Trust account payables	—	—	—	92
Condominium expenses	1,954	—	—	—
Present value	—	(136)	—	(25)
Other	686	92	430	—

	9,753	17,281	28,368	895

NOTE 9:	OTHER INCOME AND EXPENSES, NET

The breakdown for this item is as follows:

	June 30, 2007	June 30, 2006
Other income:
Results from sale of fixed assets	—	—
Other	772	415

	772	415

Other expenses:
Unrecoverable VAT	(2,208)	(2,657)
Donations	(2,750)	(363)
Lawsuits	(14)	(90)
Tax on shareholders personal assets	(5,887)	(5,275)
Other	(756)	(23)

	(11,615)	(8,408)

Total other income and expenses, net	(10,843)	(7,993)

NOTE 10:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

a.	The balances as of June 30, 2007 and June 30, 2006, with subsidiaries, shareholders, affiliated and related companies are as follows:

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 10:	(Continued)

a) (Continued)

	June 30, 2007	June 30, 2006
Alto Palermo S.A. (APSA) (1)
Current mortgages and leases receivables	1,283	214
Other current receivables	41	14
Current investments	4,357	4,428
Non-current investments	98,166	97,944
Current accounts payable	2,846	479
Other current liabilities	26	20

Altocity.Com S.A. (3)
Current mortgages and leases receivables	66	30
Current accounts payable	5	1

Baldovinos S.A. (1)
Current mortgages and leases receivables	—	76
Current accounts payable	—	7

Banco Hipotecario S.A. (3)
Other current receivables	11	—
Current investments	411	534

Banco de Crédito y Securitización S.A. (3)
Current mortgages and leases receivables	56	23

Consultores Assets Management S.A. (4)
Current mortgages and leases receivables	193	75
Other current receivables	44	13
Current accounts payable	—	1

Consorcio Libertador (4)
Current mortgages and leases receivables	82	—
Other current receivables	12	—
Current accounts payable	50	—

Cresud S.A.C.I.F. y A (2)
Current mortgages and leases receivables	389	158
Other current receivables	12	50
Current accounts payable	232	173
Non-Current accounts payable	41	150
Short term debt -Convertible Negotiable Obligations	37,241	379
Long term debt -Convertible Negotiable Obligations	—	37,032

Canteras Natal Crespo S.A. (1)
Current mortgages and leases receivables	40	1
Other current receivables	549	105
Current accounts payable	1	—

Dolphin Fund PLC (4)
Current investment	—	9,354

ECIPSA Holding S.A. (4)
Current mortgages and leases receivables	3	8

Fibesa S.A. (1)
Other current receivables	4	4
Current accounts payable	1	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 10:	(Continued)

a) (Continued)

	June 30, 2007	June 30, 2006
Fundación IRSA (4)
Current mortgages and leases receivables	14	14

Futuros y Opciones.Com S.A. (6)
Current accounts payables	—	1

Hoteles Argentinos S.A. (1)
Current mortgages and leases receivables	1,817	2,083
Non-current trade and leases receivables	929	2,110
Other current liabilities	620	619

Inversora Bolívar S.A. (1)
Current mortgages and leases receivables	987	1,170
Other current receivables	20,777	—
Other non-current receivables	61,206	—
Current accounts payable	446	368

Llao Llao Resorts S.A. (1)
Current mortgages and leases receivables	261	3
Other current receivables	17,460	216
Other non-current receivables	3,486	6,875
Other current liabilities	—	5

Nuevas Fronteras S.A. (1)
Current accounts payable	6	1

Advances to employees (4)
Managers, Directors and other Staff of the Company – Current	112	57
Managers, Directors and other Staff of the Company – Non-current	63	28
Current accounts payables	28	—

Ritelco S.A. (1)
Other current receivables	1,827	—
Other current liabilities	801	20,118
Other non-current liabilities	15,303	—
Short term debt	1,801	—

Tarshop S.A. (1)
Current mortgages and leases receivables	—	52
Other current receivables	—	13

Estudio Zang, Bergel & Viñes (4)
Other current receivables	13	—
Accounts payable	95	65

Directors (4)
Current mortgages and leases receivables	—	8
Other current receivables	40	—
Other current liabilities	2,919	5,651
Other non-current liabilities	8	8

Patagonian Investment S.A.(1)
Current mortgages and leases receivables	68	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 10:(Continued)

a) (Continued)

	June 30, 2007	June 30, 2006
Other current receivables	3,473	—

Emprendimiento Recoleta S.A. (1)
Current mortgages and leases receivables	—	1
Current accounts payable	1	—

Shopping Alto Palermo S.A. (1)
Current mortgages and leases receivables	—	1
Current accounts payable	2	—

Mendoza Plaza Shopping S.A. (1)
Current mortgages and leases receivables	—	1

Rummaala S.A. (1)
Current mortgages and leases receivables	15	—
Other current receivables	2,544	—

Museo de los niños (4)
Current mortgages and leases receivables	21	—

CYRSA S.A. (1)
Current mortgages and leases receivables	29	—
Other current receivables	836	—
Other current liabilities	38	—

Sutton (4)
Other current receivables	13,329	—

Palermo Invest S.A. (1)
Other current receivables	13,507	—

(1)	Subsidiary (direct or indirect).
(2)	Shareholder.
(3)	Affiliated (direct or indirect).
(4)	Related party
(5)	Merger with Inversora Bolivar with effect after January 1, 2007 (See Note 45 to the consolidated financial statements)
(6)	Subsidiary of Cresud S.A.C.I.F. y A., Company´s shareholder

b. Results on subsidiary, shareholder, affiliated and related companies during the fiscal years ended June 30, 2007 and 2006 are as follows:

	Year	Sales and service fees	Leases earned	Holding results	Cost of services	Leases Lost	Interest Earned	Fees	Donations	Interest Lost
Related parties
Abril S.A.	2007	—	—	—	—	—	—	—	—	—
	2006	17	—	—	—	—	—	—	—	—
Alto Palermo S.A. (APSA) (1)	2007	26	—	—	(753)	—	9,798	—	—	—
	2006	—	—	—	—	—	9,521	—	—	—
Altocty.Com S.A.	2007	—	—	—	—	—	—	—	—
	2006	2	—	—	—	—	—	—	—	—
Banco Hipotecario S.A. (3)	2007	—	—	12	—	—	—	—	—	—
	2006	—	—	49	—	—	—	—	—	—
Banco Crédito y Securitización	2007	1	—	—	—	—	—	—	—

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 10:(Continued)

b. (Continued)

	Year	Sales and service fees	Leases earned	Holding results	Cost of services	Leases Lost	Interest Earned	Fees	Donations	Interest Lost
	2006	—	—	—	—	—	—	—	—	—
Buenos Aires Trade & Finance	2007	—	—	—	—	—	—	—	—	—
Center S.A.	2006	—	—	—	—	—	165	—	—	(28)
Canteras Natal Crespo S.A. (1)	2007	40	—	—	—	—	26	—	—	—
	2006	25	—	—	—	—	—	—	—	—
Cresud S.A.C.I.F. y A. (2)	2007	26	—	—	(148)	—	—	—	—	(2,960)
	2006	—	—	—	—	—	—	—	—	(7,124)
Dolphin Fund PLC (4)	2007	—	—	10,644	—	—	1,400	—	—	—
	2006	—	—	(6)	—	—	—	—	—	—
Nuevas Fronteras (1)	2007	—	—	—	(9)	—	3	—	—	—
	2006	—	—	—	(13)	—	—	—	—	—
Fundación IRSA (4)	2007	—	—	—	—	—	—	—	(56)	—
	2006	14	—	—	—	—	—	—	(47)	—
Hoteles Argentinos S.A. (1)	2007	—	—	—	—	—	285	—	—	—
	2006	4,248	—	—	—	—	—	—	—	—
Inversora Bolívar S.A. (1)	2007	537	—	—	(16)	(294)	(369)	—	—	(394)
	2006	1,931	—	—	(219)	(289)	—	—	—	—
Llao Llao Resorts S.A. (1)	2007	96	48	—	—	—	995	—	—	—
	2006	—	63	—	(72)	—	216	—	—	—
Rummaala S.A. (1)	2007	—	—	—	—	—	13	59	—	—
	2006	—	—	—	—	—	—	—	—	—
Ritelco S.A. (1)	2007	—	—	—	—	—	59	—	—	(810)
	2006	—	—	—	—	—	—	—	—	(797)
Patagonian Investment S.A. (1)	2007	—	—	—	—	—	400	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Tarshop S.A. (1)	2007	—	75	—	—	—	—	—	—	—
	2006	—	274	—	—	—	17	—	—	—
Préstamos al personal (4)	2007	—	—	—	(16)	—	6	—	—	(1)
	2006	—	—	—	—	—	8	—	—	—
Estudio Zang, Bergel & Viñes (4)	2007	—	—	—	—	—	—	128	—	—
	2006	—	—	—	—	—	—	(888)	—	—
Directors (4)	2007	—	—	—	—	—	—	(3,076)	—	—
	2006	—	—	—	—	—	—	(5,976)	—	—
CYRSA (1)	2007	—	23	—	—	—	—	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Palermo Invest (1)	2007	—	—	—	—	—	101	—	—	—
	2006	—	—	—	—	—	—	—	—	—
Consultores Assets	2007	4	—	—	—	—	—	—	—	—
Management (4)	2006	—	—	—	—	—	—	—	—	—

Total 2007		730	146	10,656	(942)	(294)	12,717	(2,889)	(56)	(4,165)

Total 2006		6,237	337	43	(304)	(289)	9,927	(6,864)	(47)	(7,949)

Other related party transactions. See Notes 18, 47 and 48 to the consolidated financial statements.

c. The composition of equity gain from related companies is as follows:

	Loss June 30, 2007	Gain June 30, 2006
Gain on equity investments	127,572	79,004
Non-transcended results	(204,578)	25
Amortization of goodwill and lower/higher values	1,992	3,247

	(75,014)	82,276

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 11:	COMMON STOCK

a. Common stock

As of June 30, 2007, common stock was as follows:

		Approved by
	Par Value	Body	Date	Date of record with the Public Registry of Commerce
Shares issued for cash	—	First Meeting for IRSA’s Incorporation	04.05.1943	06.25.1943
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	11.18.1991	04.28.1992
Shares issued for cash	16,000	Extraordinary Shareholders´ Meeting	04.29.1992	06.11.1993
Shares issued for cash	40,000	Extraordinary Shareholders´ Meeting	04.20.1993	10.13.1993
Shares issued for cash	41,905	Extraordinary Shareholders´ Meeting	10.14.1994	04.24.1995
Shares issued for cash	2,000	Extraordinary Shareholders´ Meeting	10.14.1994	06.17.1997
Shares issued for cash	74,951	Extraordinary Shareholders´ Meeting	10.30.1997	07.02.1999
Shares issued for cash	21,090	Extraordinary Shareholders´ Meeting	04.07.1998	04.24.2000
Shares issued for cash	54	Board of Directors´ Meeting	05.15.1998	07.02.1999
Shares issued for cash	9	Board of Directors´ Meeting (1)	04.15.2003	04.28.2003
Shares issued for cash	4	Board of Directors´ Meeting (1)	05.21.2003	05.29.2003
Shares issued for cash	172	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	27	Board of Directors´ Meeting (1)	08.22.2003	02.13.2006
Shares issued for cash	8,585	Board of Directors´ Meeting (1)	12.31.2003	02.13.2006
Shares issued for cash	8,493	Board of Directors´ Meeting (2)	12.31.2003	02.13.2006
Shares issued for cash	4,950	Board of Directors´ Meeting (1)	03.31.2004	02.13.2006
Shares issued for cash	4,013	Board of Directors´ Meeting (2)	03.31.2004	02.13.2006
Shares issued for cash	10,000	Board of Directors´ Meeting (1)	06.30.2004	02.13.2006
Shares issued for cash	550	Board of Directors´ Meeting (2)	06.30.2004	02.13.2006
Shares issued for cash	9,450	Board of Directors´ Meeting (2)	09.30.2004	02.13.2006
Shares issued for cash	1,624	Board of Directors´ Meeting (1)	12.31.2004	02.13.2006
Shares issued for cash	1,643	Board of Directors´ Meeting (2)	12.31.2004	02.13.2006
Shares issued for cash	41,816	Board of Directors´ Meeting (1)	03.31.2005	02.13.2006
Shares issued for cash	35,037	Board of Directors´ Meeting (2)	03.31.2005	02.13.2006
Shares issued for cash	9,008	Board of Directors´ Meeting (1)	06.30.2005	02.13.2006
Shares issued for cash	9,885	Board of Directors´ Meeting (2)	06.30.2005	02.13.2006
Shares issued for cash	2,738	Board of Directors´ Meeting (1)	09.30.2005	02.13.2006
Shares issued for cash	8,443	Board of Directors´ Meeting (2)	09.30.2005	02.13.2006
Shares issued for cash	354	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	13,009	Board of Directors´ Meeting (1)	03.31.2006	12.05.2006
Shares issued for cash	2,490	Board of Directors´ Meeting (2)	03.31.2006	12.05.2006
Shares issued for cash	40,215	Board of Directors´ Meeting (1)	06.30.2006	12.05.2006
Shares issued for cash	10,933	Board of Directors´ Meeting (2)	06.30.2006	12.05.2006
Shares issued for cash	734	Board of Directors´ Meeting (1)	09.30.2006	11.29.2006
Shares issued for cash	1,372	Board of Directors´ Meeting (2)	09.30.2006	11.29.2006
Shares issued for cash	5.180	Board of Directors´ Meeting (1)	12.31.2006	02.28.2007
Shares issued for cash	6,008	Board of Directors´ Meeting (2)	12.31.2006	02.28.2007
Shares issued for cash	2,059	Board of Directors´ Meeting (1)	03.31.2007	06.26.2007
Shares issued for cash	2,756	Board of Directors´ Meeting (2)	03.31.2007	06.26.2007
Shares issued for cash	8,668	Board of Directors´ Meeting (1)	06.30.2007	Pending
Shares issued for cash	2,744	Board of Directors´ Meeting (2)	06.30.2007	Pending

	464,969

(1)	Conversion of negotiable obligations mentioned in Note 13.
(2)	Exercise of options mentioned in Note 13.

b.	Restriction on the distribution of profits

In accordance with the Argentine Corporations Law and the Company’s By-laws, 5% of the net and realized profit for the year,calculated in accordance with Argentine GAAP plus (less)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 11:	(Continued)

b. (Continued)

prior year adjustments must be appropriated, once accumulated losses are absorbed, by resolution of the shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital. This legal reserve may be used only to absorb losses.

NOTE 12:	RESTRICTED ASSETS

a.	The Company has mortgaged the following real estate: 13 functional units at Libertador 498, 71 supplementary units at Laminar Plaza and 19 supplementary units at Dique IV, in connection with the secured negotiable obligations referred to in Note 7.2.

b.	The Company has a first grade mortgage on the property identified as “San Martín de Tours” amounting to US$ 750, as performance guarantee for the construction of the building and transfer of title on the units to be exchanged in favor of Establecimientos Providence S.A. During the quarter ended June 30, 2007 the Company transferred the property of units cancelling their obligation.

c.	The Company has a first mortgage on the property identified as “Bouchard 710” amounting to US$ 17,250, as guarantee of the amount owed for the purchase of the referred building which matures on May 26, 2008. (See Note 6 to the Basic Financial Statements)

d.	As security for the purchase of Rummaala S.A.’s shares, the Company has pledged total shares acquired.

e.	As security for the purchase of the plot of land adjacent to Rummaala S.A.’s property, the Company has set up a first mortgage on a Company’s real estate in the amount of US$ 13,253 (See Note 44 to the Consolidated Financial Statements). The Company has the option of replacing the mortgaged real estate at any moment by other piece of real estate or a bank surety in the same amount.

NOTE 13:	NEGOTIABLE OBLIGATIONS CONVERTIBLE INTO COMMON SHARES

On March 8, 2002, the Ordinary and Extraordinary Meeting of Shareholders resolved:

a)	Approving the issuance of Negotiable Obligations Convertible into Common Shares of the company (“CNO”) for up to a face value of US$ 100,000 (one hundred million dollars), for a term of 5 (five)

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 13:	(Continued)

a)	(Continued)

years, at a fixed interest rate of 6% to 12% per year, payable semi- annually in arrears.

b)	Approving a subscription option for the CNO holders to subscribe common shares of the company at 1 (one) share per Ps.1 (one peso) of CNO face value, paying in cash Ps.1 (pesos one) as subscription price, during 15 days after the conversion term has expired, including the corresponding capital increase.

c)	Suppressing the preferential subscription and accretion rights, or reducing the term to exercise the preference, as provided by section 12 of the Negotiable Obligations Law and other applicable regulations.

d)	Amending Article nine (9) of the bylaws to partially adapt its contents to the market circumstances arising from the amendment approved, by replacing 1) the 20% percentage referred to in the amendment to the bylaws, by the percentage indicated in Decree 677/01, i.e., 35%; and 2) eliminating the negotiable obligations or other convertible debt securities, as well as the warrants, from the calculation mentioned in Article nine (9) of the Bylaws.

The public offering and listing of the above-mentioned negotiable obligations was approved by Resolution No. 14,316 of the National Securities Commission dated September 24, 2002 and the Buenos Aires Stock Exchange, authorizing the issuance for up to US$100,000 of securities consisting of negotiable obligations convertible into common shares, bearing interest at an annual rate of 8% and falling due in 2007 and which, at the time of their conversion, provide the right to options to subscribe 100,000,000 common shares (warrants).

As a result of the distribution of 4,587,285 treasury stock, the Company has adjusted the conversion price of its Convertible Negotiable Obligations and the exercise price of the warrants in accordance with the terms of the issue. Thus, the conversion price of the Negotiable Obligations fell from US$ 0.5571 to US$ 0.54505 and the exercise price of the warrants dropped from US$ 0.6686 to US$0.6541. Said adjustment came into force as from December 20, 2002.

The holder is entitled to exchange each Negotiable Obligation issued by IRSA for 1.8347 shares (0.1835 GDS) and has an option to purchase the same number of shares at the exercise price set for the warrant.

Convertible Negotiable Obligations and options will fall due on November 14, 2007.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 13:	(Continued)

d) (Continued)

Convertible negotiable obligations were underwritten in full and were paid in cash and the proceeds used to restructure or partially settle the Company’s financial debt at the time of such subscription. Consequently, Note 7 to the financial statements shows the Company’s financial debt after the restructuring and placement mentioned above.

As of June 30, 2007, certain holders of Convertible Negotiable Obligations had exercised their right to convert them for a total of US$ 81.1 million, giving rise to the issuance of 148,798,204 common shares of Ps. 1 par value each as disclosed in Note 11.

Furthermore, as of June 30, 2007, 56,773,591 options to subscribe Company shares amounting to US$ 68.1 million had been exercised, which gave rise to the issuance of 104,171,679 common shares of Ps. 1 par value each, as mentioned in Note 11.

The total outstanding balance of Convertible Negotiable Obligations as of June 30, 2007 is US$ 18,905.

NOTE 14:	INCOME TAX – DEFERRED TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year		Changes for the year	Balances at year-end
Non-current deferred assets and liabilities
Cash	—		583	583
Investments	(7,198	) (1)	(12,990)	(20,188)
Mortgages and leases receivables, net	(307)		78	(229)
Other receivables	(6,517)		64,956	58,439
Inventories	(1,641)		(23,089)	(24,730)
Fixed assets	(6,150)		3,249	(2,901)
Intangible assets	9		(9)	—
Tax loss carry forwards	83,444		(83,444)	—
Short and long terms debts	(71)		(2,900)	(2,971)
Mortgages payable	449		(449)	—
Other liabilities	2,508		(1,562)	946
Allowances and reserves	121		(119)	2
Allowances for deferred assets	(26,852)		26,852	—

Total non-current	37,795		(28,844)	8,951

Total net deferred assets	37,795		(28,844)	8,951

(1)	Includes Ps. (17,198) for deferred liabilities generated by higher values arising from the acquisition of 33.33% of the Palermo Invest S.A. shareholding (See Note 35 to the consolidated financial statements).

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 14:	(Continued)

Net assets at the end of the year derived from the information included in the above table amount to Ps. 8,951.

Deferred tax assets have been impaired in the portion estimated not to be recoverable based on projections of results for future years.

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to pre-tax income for the fiscal years ended June 30, 2007 and 2006, respectively:

Items	June 30, 2007 Ps.	June 30, 2006 Ps.
Net income for the year (before income tax)	134,657	100,562
Current income tax rate	35%	35%

Net income for the year at the tax rate	47,130	35,197
Permanent differences at the tax rate:
-Restatement into constant currency	25,006	3,095
-Donations	156	131
-Equity gain from related companies	26,255	(28,797)
-Holding result on Participation Certificates (Trust).	(59)	(320)
-Tax on personal assets	2,060	1,846
-Sundry permanent differences	(49,115)	1
-Adjustment to cost of shares	—	4,279
-Allowance/reversals on deferred assets	(26,852)	(15,432)

-Income tax charge for the year	12,935	—

-Deferred tax for the year	11,646	—

-Asset tax	2,979	3,989

Total income tax and asset tax charged for the year	27,560	3,989

NOTE 15:	ADCQUISITION OF THE DOCK DEL PLATA BUILDING

On June 2, 2005 a contract called “Credit Default Swap” was entered into with Credit Suisse International (“CSI”, formerly Credit Suisse First Boston) by which the Company is committed to acquire in specific circumstances for US$ 10.0 million, a loan with a mortgage guarantee on an office building in the Buenos Aires City. This loan has a nominal value of US$ 12,812, such entity being the creditor. To guarantee the fulfillment of said contract, the Company transferred as guaranty the amount of US$ 4.0 million.

This contract was rescinded on November 15, 2006 and the Company received from CSI the amount of US$ 4.0 million, which had been previously transferred as guarantee for such transaction. The Company recorded this amount to the partial payment of the purchase price that, added to the transference of US$ 4.8 million, completed the total price of US$ 8.8 million paid for the purchase of the office building covering 8,900 square meters of surface area called “Dock del Plata” in Puerto Madero, City of Buenos Aires. The title deed was signed on the same day.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 15:	(Continued)

Through the payment of these amounts the mortgage on these units became extinguished and the Company acquired them free of mortgage.

NOTE 16:	SWAP OF INTEREST RATES WITH DEUTSCHE BANK AG

The Company agreed with the Deutsche Bank AG on June 16, 2005 two LIBO rate swap arrangements aiming at covering the risk of increased interest rates that the Company must pay on the unsecured loan and the non-convertible secured negotiable obligations (both to be due in November 2009, which at June 30, 2005 had a capital balance of US$ 21,850 and US$ 35,511 respectively, and which accrue a variable interest rate equivalent to the three month LIBO rate added 200 basic points).

By means of both contracts, the Company was compromised to pay every three months to the Deutsche Bank AG cash flows calculated on the basis of a fixed rate of 4.27% on the balances of each debt. In turn, the Company received quarterly payments calculated on the basis of the three-month LIBO rate on balances established at the beginning of each quarter.

The purpose of such swap arrangements was to fully cover the risk of interest rates of the above-mentioned debts. The amortization scheme, the dates for payment of interest and principal, the dates for determining interest rates, the referential index for calculating interests and the calculation basis for the interest agreed in both swap contracts totally coincided with the issuance conditions of each one of the mentioned liabilities.

On October 24, 2005 the Company fully cancelled in advance both swap arrangements. Due to the increase shown by the temporary structure of the interest rates, a gain of US$ 402 was obtained for such cancellations.

NOTE 17:	SHARE ACQUISITION IN CANTERAS NATAL CRESPO S.A.

As of September 30, 2006 the Company had acquired to Ecipsa Holding S.A. (ECIPSA), 43.43% of the shares of Canteras Natal Crespo S.A. Such shares have equal percentage of votes. The total amount agreed for such purchase was US$1,549.

On December 7, 2006 the Company acquired from minority shareholders the additional 11.59% of the shares and votes in the total agreed price of US$ 598, increasing the Company shareholding in Canteras Natal Crespo S.A. to 55.02%

Together with the above action mentioned, a commitment to purchase shares subject to condition was established with a minority shareholder. By means of such

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 17:	(Continued)

commitment, subject to compliance with one condition precedent, the seller was obligated to sell to the Company and the Company was obligated to purchase an additional 0.91% for US$ 47, which raised the shareholding to 55.93%. Having the condition precedent been complied with, the share purchase agreement was signed on January 4, 2007.

On April 27, 2007, the Company sold 5.93% of the shares to ECIPSA in a total amount of US$ 312, decreasing the Company shareholding in Canteras Natal Crespo S.A. to 50%.

Canteras Natal Crespo S.A. is a company located in the Province of Cordoba. The main activity of Canteras Natal Crespo S.A. is the development of own or third parties’ plots, countries, sale or rent of plots of land, sale of arids, real estate and house-building.

NOTE 18:	SALE IN OWNERSHIP OF BANCO HIPOTECARIO S.A.

On August 9, 2005, the Company sold 2,305,122 shares of Banco Hipotecario S.A to Buenos Aires Trade and Finance Center S.A. (at that moment 100% subsidiary of the Company) in a total amount of US$ 10,540 (equivalent to a market value of US$ 4.57 per share) representing Ps. 30,281.

The change of the nominal value of the Banco Hipotecario S.A. share from pesos 10 to pesos 1 became effective on February 15, 2007.

On June 15, 2007 the Company sold 26,410,150 shares of Banco Hipotecario S.A. to Inversora Bolivar S.A. in the price of Ps. 3.09 per share (market value) the amount of the transaction being Ps. 81,607.

Inversora Bolivar should cancel the transaction in four-year term with an interest rate of 11% yearly.

As of June 30, 2007 the holding in Banco Hipotecario S.A. amounts to 75,000,000 shares.

NOTE 19:	MERGER PROCEDURES TO TAKE-OVER BUENOS AIRES TRADE AND FINANCE CENTER S.A.

The Company completed merger procedures to take-over its subsidiary company Buenos Aires Trade and Finance Center S.A. The previous merger agreement was subscribed on September 21, 2005 and became effective on October 1, 2005. Consequently, as from October 1, 2005 rights and obligations were unified, and as from December 1, 2005 both companies’ accountings were merged.

This merger has been duly registered with the General Inspection of Justice on January 5, 2007 under number 306 of book 34 of Share Corporations.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 20:	DIQUE III: BARTER, OPTION CONTRACT AND PRELIMINARY SALE CONTRACT

On September 7, 2004, Buenos Aires Trade and Finance Center S.A. (at that time 100% subsidiary of the Company) and DYPSA, Desarrollos y Proyectos Sociedad Anónima signed a barter and option contract whereby DYPSA proposed to acquire plots 1c) and 1e) belonging to the Company valued at US$ 8,030 and US$ 10,800, respectively, for the construction at its own expense and under its own responsibility of two housing buildings of 37 and 40 floors, parking lots and individual storage spaces. As consideration for the exchange of plot 1c), DYPSA agreed to deliver housing units, parking lots and storage spaces within a maximum term of 36 months, representing in the aggregate 28.50% of the housing unit area built in the first building.

Furthermore, DYPSA had an option to acquire plot 1e) mentioned above through an exchange, within a maximum term of 548 days counted as from the signing of the deed of conveyance of plot 1c) and subject to the progress of work agreed between the parties. In this case, DYPSA would agree to deliver within a maximum term of 36 months housing units, individual storage spaces and parking lots representing in the aggregate 31.50% of the housing unit area built in the second building.

These barter transactions were subject to the approval of the project by Corporación Antiguo Puerto Madero (CAPM), which resolved favorably at the closing of the period end as of December 31, 2004.

On November 25, 2004 the deed of conveyance of title of the plot 1c) in favor of DYPSA was signed, establishing the consideration in kind and at the same time the option to acquire in barter plot 1e) by such company as explained in the first paragraph above. As a guaranty for this transaction, DYPSA set up a first degree mortgage for US$ 8,030 on plot 1c).

In May 2006, DYPSA accepted the option to acquire on an exchange basis, parcel 1e), and on June 28, 2006 the transfer deed was signed in a value of US$ 13,530. As guarantee for this transaction, DYPSA furnished a first degree mortgage in the amount of US$ 10,800 on plot 1e).

On March 29, 2007, DYPSA transferred to the Company the possession of all of the individual storage spaces and parking lots in a total amount of US$ 487, corresponding to the barter for the plot 1 c).

On May 18, 2005 Buenos Aires Trade and Finance Center S.A. approved the offer of DYPSA, Desarrollos y Proyectos Sociedad Anónima, made during such period and signed the preliminary sales contract for the plot of parcel 1d), owned by said company. The amount of US$ 2,150 was delivered and DYPSA will pay the balance of US$ 6,350 at the time of signing the pertinent deed and subsequent transfer of property, scheduled originally for November 17, 2005.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 20:	(Continued)

After several postponements, on January 2006, DYPSA paid in advance to the Company the amount of US$ 1,000, remaining the price balance of US$ 5,350 to be paid in the new deed date and final transfer.

On July 17, 2006 the balance of price was received and the transfer deed was signed together with the taking possession of plot 1d) with Alvear Palace Hotel S.A. and Desarrollos Premium Plus S.A.

NOTE 21:	TERRENOS CABALLITO – BARTER CONTRACT

On May 4, 2006 Koad S.A. (Koad) and the Company entered into a barter agreement for US$ 7,500 by which the Company sold to Koad the plot of land number 36 of “Terrenos de Caballito” for Koad to build at its exclusive charge, expense and responsibility a building group called “Caballito Nuevo”. As consideration Koad paid the Company the amount of US$ 50 and the balance of US$ 7,450 will be cancelled by delivering 118 apartments and 55 parking units within the maximum term of 1,188 days. The final number of units to be received will depend of the effective date in which Koad will deliver the units, as there are different bonuses according to the date of the delivery.

Furthermore, Koad encumbered with privilege mortgage in first degree in favor of the Company the building subject to this transaction in the amount of US$ 7,450 and two insurance for US$ 2,000 and US$ 500.

NOTE 22:	INCORPORATION OF PATAGONIAN INVESTMENT S.A.

On July 21, 2006, the Company incorporated Patagonian Investment S.A. with the purpose of strengthening its business in the market. On August 7, 2006, Patagonian Investment S.A was duly registered with the General Inspection of Justice.

The Company directly owns 70% of the Capital Stock of Patagonian Investment S.A. (See Note 34 to the Consolidated Financial Statements).

NOTE 23:	PURCHASE OPTION OF EDIFICIO REPUBLICA

On December 22, 2006 the Company signed with Banco Comafi S.A., acting as trustee of “Fideicomiso República”, a purchase and irrevocable sale option contract for US$ 74,000 regarding a building located in the City of Buenos Aires, known as “Edificio Tucumán 1 – República”, recently acquired by the trustee in a public auction. The exercise of this option is subject to certain precedent conditions which occurrence will conduce to the final ownership of the trustee in respect to the building.

The option has to be exercised within 60 days from compliance with the referred condition precedent. The title deed for transferring ownership has to be signed within 90 days subsequent to exercising the option, at the same time, 50% of the purchase

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 23:	(Continued)

price will be paid and the balance (the remaining 50%) will be paid in five annual, equal and consecutive installments at an annual, fixed interest rate of 8% payable biannually. The balance has been secured by a mortgage set up on the same building. On the other hand, and as indicated, the option includes a trustee’s sales option subject to the same terms and conditions described above.

NOTE 24:	ACQUISITION OFFER OF THE BOUCHARD BUILDING

On December 28, 2006 the Company submitted in commission an offer to Banco Río de la Plata S.A. -the latter as trustee of “Fideicomiso Financiero Edificio La Nación”- to acquire a building located in Bouchard 551/557 in the City of Buenos Aires, covering 33,324 square meters of surface area, totally leased. The offer, which was accepted by the seller the same day of his presentation, consisted in the acquisition by the Company of the building and the transferring to the Company of all the lease contracts effective at the time of acquisition. The price offered by the Company was US$ 84,100 the amount of US$ 15,000 having been paid at the time of the offer.

On March 15, 2007, the Company was granted the title deed and the possession of the premises and the price balance in the amount of US$ 69,100 was paid. After the title deed was granted, an inquiry was submitted to the National Commission for the Defense of Competitiveness (CNDC) with regard to the need for reporting such transaction as economic concentration. The CNDC resolution issued in connection with the referred inquiry was appealed at courts by Irsa Inversiones y Representaciones Sociedad Anónima and at present, the related decision is pending.

NOTE 25:	ISSUANCE OF NEGOTIABLE OBLIGATIONS

On February 2, 2007 IRSA Inversiones y Representaciones S.A. issued negotiable obligations for US$ 150 million to become due in February 2017. Such obligations accrue an annual fixed interest rate of 8.5%, payable biannually on February 2 and August 2 as from August 2, 2007. The capital will be fully paid at maturity. Citigroup and Credit Suisse Securities acted as principal placement agents of the transaction.

The issue referred to above is Class No. 1 under the framework of the Global Program for Issuing Negotiable Obligations in a nominal value of up to US$ 200,000,000 (the “Program”), authorized by the National Securities Commission by means of Resolutions 15,529 of December 7, 2006 and 15,537 of December 21, 2006.

The issuance of these negotiable obligations was approved by the Shareholders´ Meeting held on October 31, 2006 and by the Board´s Minutes of Meeting of November 22, 2006.

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the financial statements (Continued)

NOTE 26:	SUBSEQUENT EVENTS

Agreements for the acquisition of real estate

The Company entered into different agreements on July 3, 2007 for acquiring 50% of a building in the amount of US$ 54,000 and paid US$ 15,809 on such date. The acquisition is subject to the fulfillment of certain conditions that would occur in the future. These transactions will terminate at the time of signing the pertinent deed, which has been agreed to be carried out on August 27, 2007.

Exhibit A

IRSA Inversiones y Representaciones Sociedad Anónima

Fixed assets, net

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006.

In thousand of pesos

	Value at beginning of year	Increases and transfers	Deductions and Transfers	Value at year end	Depreciation					Allowances for impairment (2)	Net carrying value as of June 30, 2007	Net carrying value as of June 30, 2006
					Accumulated at beginning of year	For the year
Items						Increase, deductions And Transfers	Rate %	Amount (1)	Accumulated at year end
Furniture and fixtures	1,663	12	—	1,675	1,559	—	20	52	1,611	—	64	104
Machinery, equipment and computer equipment	5,477	649	—	6,126	4,587	35	33.33	545	5,167	—	959	890
Leasehold improvements	6,650	87	—	6,737	5,941	72	10	247	6,260	—	477	709
Vehicles	130	—	—	130	52	—	20	26	78	—	52	78
Real Estate:
Av. de Mayo 595	7,339	—	—	7,339	1,914	—	2	234	2,148	(57)	5,134	4,630
Av. Madero 942	3,277	—	—	3,277	626	—	2	183	809	—	2,468	2,651
Bouchard 551	—	244,548	—	244,548	—	—	2	2,649	2,649	—	241,899
Bouchard 710	72,460	—	—	72,460	1,674	—	2	2,396	4,070	—	68,390	70,786
Constitución 1111	1,338	—	—	1,338	269	—	2	43	312	(249)	777	760
Constitución 1159	8,762	—	—	8,762	—	—	—	—	—	(6,712)	2,050	2,000
Costeros Dique IV	23,337	—	—	23,337	1,874	—	2	588	2,462	—	20,875	21,463
Dique 2 M10 (1I) Edif. A	21,184	—	—	21,184	2,164	—	2	549	2,713	—	18,471	19,020
Dock del Plata	—	26,944	—	26,944	—	—	2	750	750	—	26,194	—
Laminar Plaza	33,513	—	—	33,513	3,481	—	2	845	4,326	—	29,187	30,032
Libertador 498	51,152	—	—	51,152	8,662	—	2	1,429	10,091	—	41,061	42,490
Libertador 602	3,486	—	—	3,486	557	—	2	98	655	—	2,831	2,929
Stores Cruceros	293	—	—	293	—	—	2	8	8	—	285	293
Madero 1020	2,188	—	—	2,188	370	—	2	124	494	—	1,694	1,818
Maipú 1300	52,632	—	—	52,632	8,906	—	2	1,379	10,285	—	42,347	43,726
Reconquista 823	24,714	42	—	24,756	5,009	—	2	654	5,663	—	19,093	19,560
Rivadavia 2768	334	—	—	334	13	—	2	26	39	—	295	321
Santa María del Plata	10,513	—	(10,513)	—	—	—	—	—	—	—	—	10,513
Sarmiento 517	485	—	—	485	23	(4)	2	18	37	(350)	98	86
Suipacha 652	17,010	—	—	17,010	4,265	—	2	453	4,718	—	12,292	11,808
Torre Renoir I	—	1,520	—	1,520	—	—	2	5	5	—	1,515	—
Works in progress Dique IV	—	9,684	—	9,684	—	—	—	—	—	—	9,684	—

Total as of June 30, 2007	347,937	283,486	(10,513)	620,910	51,946	103		13,301	65,350	(7,368)	548,192

Total as of June 30, 2006	349,942	1,398	(3,403)	347,937	46,040	(468)		6,374	51,946	(9,324)		286,667

(1)	The accounting application of the depreciation for the year is set forth in Exhibit H.
(2)	Disclosed net of depreciation for the year amounting to Ps. 112 (Exhibit H).

Exhibit C

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2007 and 2006

In thousand of pesos

								Issuer’s information (1)
									Last financial statement
Issuer and types of securities	Class		P.V.	Amount	Listing value	Book value as of June 30, 2007	Book value as of June 30, 2006	Main activity	Date	Capital stock (par value)	Income – (loss) for the period	Shareholders’ equity	(1) Interest in capital stock
Current Investment
Boden (2)	Ps./US$		0.001	700	0.0066	2	5
Cédulas Hipotecarias Argentina (2)		Ps.	0.001	408,873	0.0100	411	534

Total current investments as of June 30, 2007						413

Total current investments as of June 30, 2006							539

(1)	Not informed because the equity interest is less than 5%.
(2)	Not considered as cash for statement of cash flows purposes.

Exhibit C

(Continued)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2007 and 2006

In thousand of pesos

Inssuer and types of securities	Class	P.V.	Amount	Listing Value	Book value at June 30,2007	Book value at June 30,2006	Insure´s information								Interest in Capital Stock (1)
							Main Activity	Corporate domicilie	Last financial statement
									Date	Capital sotck (par value)	Income (loss) for the period		Shareholders equity
Non-current investments
Abril S.A. (2)	Common 1 vote	5.000			—	(37,944)	Building, development and administration of country club	Bolívar 108 floor 1, Buenos Aires
	Irrevoc. Contrib				—	26,374
	Higher Inv. Value				—	14,089
Pereiraola S.A.I.C.I.F.y A	Common 1 vote	0.001	1,481,168		1,357	1,316	Real estate and financing	Bolívar 108 floor 1, Buenos Aires	06.30.07	2,962	(131)		2,753		50%
	Irrevoc. Contrib.				20	37
	Higher Inv.Value				7,553	7,553
Baldovinos S.A. (7)	Common 1 vote	0.001			—	4,150	Real estate and building	Bolívar 108 floor 1, Buenos Aires	06.30.07	—	—		—		—
Palermo Invest S.A.	Common 1 vote	0.001	76,685,772		208,721	137,494	Investment	Bolívar 108 floor 1, Buenos Aires	06.30.07	78,251	6,749		212,981		98%
	Higher Inv. Value				48,676	(583)
	Purchase expenses				489	493
	Goodwill				(44,452)	—
Hoteles Argentinos S.A.	Common 1 vote	0.001	7,909,272		13,017	10,596	Hotel operations	Av. Córdoba 680, Buenos Aires	06.30.07	9,887	3,027		20,685		80%
	Irrevoc. Contrib.				3,531	3,531
	Higher Inv. Value				1,687	1,819
	Purchase expenses				41	43
Alto Palermo S.A. (3)	Common 1 vote	0.001	48,862,666		513,825	495,506	Real estate investments	Moreno 877 floor 22, Buenos Aires	06.30.07	78,206	64,126		823,976		62.48%
	Goodwill				(28,617)	(48,145)
	Higher Inv. value				6,177	24,904
Patagonian Investment S.A. (6)	Common 1 vote	0.001	14,000		62	—	Real estate investments	Florida 537 floor 18, Buenos Aires	06.30.07	20	69		139		70%
	Irrevoc. Contrib				35	—
	Purchase expenses				1	—
Llao – Llao Resort S.A	Common 1 vote	0.001	14,247,506		14,139	12,321	Hotel operations	Florida 537 floor 18, Buenos Aires	06.30.07	28,495	(359)		28,279		50%
	Irrevoc. Contrib.				—	2,397
	Purchase expenses				187	201
Banco de Crédito y Securitización S.A.	Common 1 vote	0.001	3,187,500		5,181	4,783	Banking	Tte. Gral Perón 655, Buenos Aires	06.30.07	62,500	(5	) 1,750	(5	) 109,784	5.10%
Ritelco S.A.	Common 1 vote	0.001	246,465,361		224,658	166,327	Investments	Zabala 1422, Montevideo	06.30.07	246,465	58,318		252,242		100%

Exibit C

(Continued)

IRSA Inversiones y Representaciones Sociedad Anónima

Shares and other securities issued in series

Interest in other companies

Balance Sheets as of June 30, 2007 and 2006

In thousand of pesos

Issuer and types of securities	Class	P.V.	Amount	Listing Value	Book value at June 30,2007	Book value at June 30,2006	Insure´s information								Interest in Capital Stock (1)
							Main Activity	Corporate domicilie	Last financial statement
									Date	Capital sotck (par value)	Income (loss) for the period		Shareholders equity
Irrevoc. Contrib.					27,340	27,340
Banco Hipotecario S.A. (4)	Common 1 vote	0.001	75,000,000		91,989	151,952	Banking	Reconquista 151 floor 1, Buenos Aires	06.30.07	1,500,000	(5	) 149,842	(5	) 2,711,296	5%
	Goodwill				(2,255)	(2,396)
Canteras Natal Crespo S.A.	Common 1 vote	0.001	149,760		32	543	Sale of arids	Caseros 85, Office 33 Córdoba	06.30.07	300	(455)		63		50%
	Goodwill				4,842	3,809
Purchase expenses					319	—
Inversora Bolivar S. A.	Common 1 vote	0,001	717,460		4,105	—	Acquisition, building and buying and selling of r.estate	Bolívar 108 floor 1 Buenos Aires	06.30.07	39,048	6,441		241,881		1.84%
Rummaala S.A. (8)	Common 1 vote	0,001	34,517,750		33,795	—	Acquisition, building and buying and selling of r.estate	Moreno 877 floor 21 Buenos Aires	06.30.07	34,518	(69)		33,795		100%
Higher Inv. Value					39,728	—
CYRSA S.A. (9)	Common 1 vote	0,001	50,000		39	—	Real estate investments	Bolívar 108 floor 1 Buenos Aires	06.30.07	100	(27)		73		50%
Solares de Santa María (10)	Common 1 vote	0,001	90,000		116,944	—	Real estate investments	Bolívar 108 floor 1 Buenos Aires	06.30.07	100	41		314,960		90%
Total as of June 30, 2007					1,293,166
Total as of June 30, 2006						1,008,510

(1)	These holdings do not include the effects on the equity method for conversion of irrevocable contributions into shares.
(2)	See Note 31 to the Consolidated Financial Statements.
(3)	Quotation price of APSA´s shares at June 30, 2007 is Ps. 14.5 Quotation price of APSA´s shares at June 30, 2006 is Ps. 6.7
(4)	Quotation price of Banco Hipotecario´s shares at June 30, 2007 is Ps. 3.27 (See Note 18 to the Basic Financial Statements). Quotation price of Banco Hipotecario´s shares at June 30, 2006 is Ps. 11.1
(5)	The amounts pertain to the financial statements of Banco Hipotecario S.A. and of Banco de Crédito y Securitización S.A. prepared in accordance with the Argentine Central Bank requirements. For the purpose of valuating the Company investment, the necessary adjustments were considered in order to adjust the financial statements to generally accepted accounting principles.
(6)	See Note 34 to the Consolidated Financial Statements.
(7)	Company merged with Inversora Bolivar S.A. (See Note 45 to the Consolidated Financial Statements).
(8)	See Note 44 to the Consolidated Financial Statements.
(9)	Company incorporated on April, 2007 (See Note 46 to the Consolidated Financial Statements).
(10)	Company incorporated on May, 2007 (See Note 48 to the Consolidated Financial Statements).

Exhibit D

IRSA Inversiones y Representaciones Sociedad Anónima

Other Investments

Balance Sheets as of June 30, 2007 and 2006

In thousand of pesos

Items	Value as of June 30, 2007	Value as of June 30, 2006
Current Investments
Mutual funds (1)	20,725	25,779
Convertible Note APSA 2006 – Accrued interest (2)	4,357	4,428
Other investments (2)	125	439
IRSA I Financial Trust Exchangeable Certificates (2)	88	154

Total current investments as of June 30, 2007	25,295

Total current investments as of June 30, 2006		30,800

Non-current investments
Dique IV	—	6,704
Padilla 902 (3)	94	92
Pilar	3,408	3,408
Santa María del Plata	—	114,397
Caballito lands	9,223	9,223
Torres Jardín IV (4)	3,010	3,030

Subtotal	15,735	136,854

IRSA I Trust Exchangeable Certificates	571	1,771
Convertible Note APSA 2006 (5)	98,166	97,944
Others investments	—	117

Subtotal	98,737	99,832

Art works	40	40

Total non-current investments as of June 30, 2007	114,512

Total non-current investments as of June 30, 2006		236,726

(1)	Includes as of 30 June, 2007, Ps. 3,085 corresponding to NCH Development Partner Fund, Ps. 1,749 corresponding to Goal Capital Plus Fund – Clase B - Banco Itau Fund, Ps. 3,056 corresponding to Premier Renta Plus – Banco Superville Fund, Ps. 6,280 corresponding to Delta Ahorro Pesos – Raymond James Argentina Fund, not considered cash equivalent for purposes of presenting the statements of cash flows, and as of 30 June, 2006, Ps. 3,174 corresponding to NCH Development Partner Fund and Ps. 9,354 corresponding to “Dophin Fund PLC” not considered cash equivalent for purposes of presenting the statement of cash flows.
(2)	Not considered as cash for statement of cash flows purposes.
(3)	Net of the allowance for impairment amounting to Ps. 266 and Ps. 269 as of June 30, 2007 and June 30, 2006, respectively. See comments in Note 1.5.i.
(4)	Net of the allowance for impairment amounting to Ps. 20 as of June 30, 2007. See comments in Note 1.5.i.
(5)	See Note 23 to the Consolidated Financial Statements.

Exhibit E

IRSA Inversiones y Representaciones Sociedad Anónima

Allowances and Reserves

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006.

In thousand of pesos

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of June 30, 2007	Carrying value as of June 30, 2006
Deducted from assets:
Allowance for doubtful accounts (1)	216	129	(14)	331	216
Allowance for Impairment of inventories (2)	1,010	—	(1,010)	—	1,010
Allowance for Impairment of fixed assets (3)	9,324	—	(1,959)	7,368	9,324
Allowance for Impairment of undeveloped parcels of land (4)	269	20	(3)	286	269
From liabilities:
Provision for lawsuits	346	14	(354)	6	346

Total as of June 30, 2007	11,165	163	(3,337)	7,991

Total as of June 30, 2006	19,519	5,384	(13,738)		11,165

(1)	Increases are disclosed in Exhibit H and decreases correspond to allocations and condonations.
(2)	Decreases correspond to allowance for impairment recovery for Ps. 1,010.
(3)	Decreases correspond to allowance for impairment recovery for Ps. 1,844 and depreciation of the year amounting to Ps. 112. (disclosed in Exhibit H).
(4)	Decreases correspond to allowance for impairment recovery for Ps. 3 and increases due to constitution of allowance for impairment for Ps. 20.

Exhibit F

IRSA Inversiones y Representaciones Sociedad Anónima

Cost of Sales, Leases and Services

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006.

In thousand of pesos

	June 30, 2007	June 30, 2006
I. Cost of sales
Stock as of beginning of year	134,805	22,358
Plus (less):
Purchases for the year	4,599	69,809
Expenses (Exhibit H)	867	872
Transfers to fixed assets	(1,521)	(293)
Transfers from fixed assets	10,513	1,422
Transfers to other receivables	(1,773)	—
Decrease in mortgages payable	(3,632)	—
Exchange differences	133	—
Transfers from real estate reserves	114,464
Transfers from investments	2,479	67,428
Less:
Stock as of end of the year	(113,508)	(134,805)

Subtotal	147,426	26,791
Capitalized interests	—	222
Plus
Cost of sales – Abril S.A.	75	686
Gain from operations and holdings of real estate assets	—	13
Gain from valuation of inventories at net realizable value	20,226	6,036

Cost of sales	167,727	33,748
II. Cost of leases
Expenses (Exhibit H)	13,509	6,071

Cost of leases	13,509	6,071
III. Cost of services fees
Expenses (Exhibit H)	916	2,354

Cost of services fees	916	2,354

Total costs of sales, leases and services	182,152	42,173

Exhibit G

IRSA Inversiones y Representaciones Sociedad Anónima

Foreign Currency Assets and Liabilities

Balance Sheets as of June 30, 2007 and 2006

In thousand of pesos

Items	Class	Amount	Prevailing exchange rate		Total as of June 30, 2007	Total as of June 30, 2006
Assets
Current Assets
Cash and banks:
Cash	U$S	4,461	0.003053	(1)	14	63
Cash	Euros	1,486	0.004130	(1)	6	4
Cash	Libras	381	0.006119	(1)	2	2
Cash	Real	945	0.001410	(1)	1	1
Banks	U$S	9,130,669	0.003053	(1)	27,876	22,329
Banks	Euros	116,000	0.004130	(1)	479	458
Banks	Yenes	1,174,070	0.024760	(1)	29,070	—

Investments:
Boden 2013	U$S	525	0.003053	(1)	2	2
Mutual Funds	U$S	1,804,676	0.003053	(1)	5,510	25,774
Accrued interest Convertible Note APSA 2006	U$S	1,408,657	0.003093	(1)	4,357	4,428
Banco Ciudad de Bs. As. Bond	Euros	29,784	0.004130	(1)	123	428
Banco Ciudad de Bs. As. Bond - Accrued interest	Euros	466	0.004130	(1)	2	11
Mortgages and leases receivables:
Mortgages receivables	U$S	1,710,563	0.003053	(1)	5,222	734
Mortgages receivables	Euros	—	0.004130	(1)	—	6
Debtors under legal proceeding	U$S	—	0.003053	(1)	—	—
Related parties	U$S	635,952	0.003093	(1)	1,967	2,083

Others receivable:
Prepaid expenses	U$S	46,203	0.003053	(1)	141	106
Related parties	U$S	10,385,063	0.003093	(1)	32,121	—
Credit default swap	U$S	257,135	0.003053	(1)	785	279
Other receivables	U$S	44,878	0.003053	(1)	137	33

Total Current Assets					107,815	56,741

Non-Current Assets
Investments:
Convertible Note APSA 2006	U$S	31,738,262	0.003093	(1)	98,166	97,944
Banco Ciudad de Bs. As. Bond	Euros	—	0.003986	(1)	—	117
Mortgages and leases receivables:
Mortgages receivables	U$S	55,000	0.003053	(1)	168	502
Mortgages receivables	Euros	3,000	0.004130	(1)	12	12
Related parties	U$S	300,418	0.003093	(1)	929	2,110
Other receivables:
Prepaid expenses	U$S	—	0.003053	(1)	—	150
Related parties	U$S	1,126,919	0.003093	(1)	3,486	—
Credit default swap	U$S	1,013,931	0.003053	(1)	3,096	3,655
Acquisition of future receivables	U$S	—	0.003053	(1)	—	12,234

Total Non-current Assets					105,857	116,724

Total Assets as of June 30, 2007					213,672

Total Assets as of June 30, 2006						173,465

Liabilities
Current Liabilities
Accounts payable	U$S	361,666	0.003093	(1)	1,119	740
Accounts payable	Euros	4,251	0.004184	(1)	18	—
Mortgages payables	U$S	4,770,566	0.003093	(1)	14,755	14,809
Customer advances	U$S	6,997,764	0.003093	(1)	21,644	10,786
Short – term debt	U$S	35,552,505	0.003093	(1)	109,964	30,065
Taxes payable	U$S	393,817	0.003093	(1)	1,218	180
Other liabilities
Related parties	U$S	480,116	0.003093	(1)	1,485	20,742
Guarantee deposits	U$S	677,474	0.003093	(1)	2,095	823
Others	U$S	123,002	0.003093	(1)	380	—

Total Current Liabilities					152,678	78,145

Non-current Liabilities
Accounts payable	U$S	37,022	0.003093	(1)	115	150
Mortgages payable	U$S	—	0.003093	(1)	—	14,722
Long – term debt	U$S	185,859,378	0.003093	(1)	574,863	214,342
Other liabilities:
Related parties	U$S	4,947,624	0.003093	(1)	15,303	—
Guarantee deposits	U$S	624,124	0.003093	(1)	1,930	801

Total Non-current Liabilities					592,211	230,015

Total Liabilities as of June 30, 2007					744,889

Total Liabilities as of June 30, 2006						308,160

(1)	Official selling and buying exchange rate as of June 30, 2007 in accordance with Banco Nación records.

Exhibit H

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Law 19,550, section 64, paragraph b)

For the fiscal years beginning on July 1, 2006 and 2005

and ended June 30, 2007 and 2006

In thousand of pesos

	Total as of June 30, 2007	Cost of leases	Cost of properties sold	Cost of services fees	Expenses	Recuperated of expenses	Expenses			Total as of June 30, 2006
Items							Administration	Selling	Financing
Directors fees	3,340	—	—	—	—	—	3,340	—	—	5,976
Fees and compensations for services	4,762	—	—	—	15	(15)	4,762	—	—	4,067
Salaries, bonus and social security charges	15,137	—	—	—	784	(784)	15,137	—	—	7,557
Other expenses of personnel administration	270	—	—	—	45	(45)	270	—	—	174
Depreciation and amortization	13,653	12,319	—	—	—	—	870	—	464	6,800
Maintenance of buildings	2,135	1,190	867	—	1,558	(1,558)	78	—	—	1,786
Utilities and postage	130	—	—	—	1,097	(1,097)	130	—	—	10
Travel expenses	576	—	—	—	17	(17)	576	—	—	398
Advertising and promotion	1,002	—	—	—	34	(34)	—	1,002	—	268
Commissions and expenses from property sold	1,417	—	—	—	—	—	—	1,417	—	507
Traveling, transportation and stationery	184	—	—	—	6	(6)	184	—	—	171
Taxes	46	—	—	—	311	(311)	46	—	—	4
Subscriptions and dues	159	—	—	—	142	(142)	159	—	—	195
Interest and indexing adjustments	43,855	—	—	—	22	(22)	—	—	43,855	29,344
Bank charges	3,949	—	—	—	21	(21)	3,949	—	—	1,063
Safety box and stock broking charges	528	—	—	—	—	—	508	—	20	515
Doubtful accounts	129	—	—	—	—	—	—	129	—	20
Insurance	276	—	—	—	134	(134)	276	—	—	218
Security	6	—	—	—	941	(941)	6	—	—	2
Courses	324	—	—	—	1	(1)	324	—	—	21
Rents	448	—	—	—	—	—	448	—	—	552
Gross sales tax	12,047	—	—	—	5	(5)	—	12,047	—	1,178
Other	1,477	—	—	916	158	(158)	561	—	—	2,458
Recuperated of expenses	—	—	—	—	(5,291)	5,291	—	—	—	—

Total as of June 30, 2007	105,850	13,509	867	916	—	—	31,624	14,595	44,339	—

Total as of June 30, 2006	—	6,071	872	2,354	—	—	21,678	2,010	30,299	63,284

Exhibit I

IRSA Inversiones y Representaciones Sociedad Anónima

Breakdown by maturity date of receivables and liabilities

as of June 30, 2007 and June 30, 2006

In thousand of pesos

		With maturity date											Total	Interest
		Falling due	To due												Accrued
	Without term		Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total to due	Total with term		No accrued	Fixed rate	Variable rate
June 30, 2007
Assets
Investments	21,710	—	4,569	—	—	—	—	—	—	98,166	102,735	102,735	124,445	26,279	98,166	—
Receivables	9,194	3,959	20,087	72,740	9,995	8,847	48,681	23,512	23,890	594	208,346	212,305	221,499	169,416	35,254	16,829
Liabilities
Loans	—	—	20,352	77,664	9,338	9,338	65,306	45,607	—	516,047	743,652	743,652	743,652	69,346	631,191	43,115
Other liabilities	4,026	377	25,060	23,085	10,095	11,260	16,358	1,036	176	396	87,466	87,843	91,869	61,083	15,475	15,311
June 30, 2006
Assets
Investments	28,089	—	4,700	107	107	107	117	—	—	97,944	103,082	103,082	131,171	32,682	98,489	—
Receivables	39,599	1,732	9,303	3,080	2,775	1,219	12,806	17,391	6,621	11,979	65,174	66,906	106,505	91,475	8,020	7,010
Liabilities
Loans	—	—	12,218	5,541	9,317	9,317	123,387	55,900	34,847	—	250,527	250,527	250,527	14,243	86,328	149,956
Other liabilities	5,669	338	29,097	28,129	4,999	6,938	15,315	484	125	486	85,573	85,911	91,580	42,686	30,267	18,627

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2007

Stated in thousand of pesos

1.	None

2.	None

3.	Receivables and liabilities by maturity date

	Falling due (Point 3.a.)	Without term (Point 3.b.)	To be due (Point 3.c.)				Total
Concept	06.30.2007	Current	09.30.2007	12.31.2007	03.31.2008	06.30.2008
Receivables
Mortgages and leases receivables	3,959	—	7,142	549	10	2,180	13,840
Other receivables	—	511	12,945	72,191	9,985	6,667	102,299

Total	3,959	511	20,087	72,740	9,995	8,847	116,139

Liabilities
Trade accounts payable	—	123	7,224	74	—	74	7,495
Mortgages payable	—	—	3,911	3,995	4,080	2,769	14,755
Customer advances	—	—	5,523	5,411	5,411	5,410	21,755
Short and long term debt	—	—	20,352	77,664	9,338	9,338	116,692
Salaries and social security charges	—	—	2,920	—	275	—	3,195
Taxes payable	—	—	2,356	11,681	18	2,885	16,940
Other liabilities	377	3,893	3,126	1,924	311	122	9,753

Total	377	4,016	45,412	100,749	19,433	20,598	190,585

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2007

Stated in thousand of pesos

3.	(Continued)

	Without term (Point 3.b)	To be due (Point 3.c)
Concept	Non Current	09.30.2008	12.31.2008	03.31.2009	06.30.2009	09.30.2009	12.31.2009	03.31.2010	06.30.2010	09.30.2010
Receivables
Mortgages and lease receivables	—	927	147	—	10	—	—	—	—	—
Other receivables	8,683	24,889	7,336	9,432	5,940	5,106	5,104	8,199	5,103	5,101

Total	8,683	25,816	7,483	9,432	5,950	5,106	5,104	8,199	5,103	5,101

Liabilities
Trade accounts payables	—	115	—	—	—	—	—	—	—	—
Mortgages payable	—	—	—	—	—	—	—	—	—	—
Customer advances	—	—	—	—	—	—	—	—	—	—
Short and long term debts	—	9,337	18,617	18,676	18,676	18,675	26,932	—	—	—
Salaries and social security charges	—	—	—	—	—	—	—	—	—	—
Taxes payable	—	19	19	20	20	21	21	21	22	22
Other liabilities	10	103	15,523	197	342	426	133	147	245	83

Total	10	9,574	34,159	18,893	19,038	19,122	27,086	168	267	105

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2007

Stated in thousand of pesos

3.	(Continued)

	To be due (Point 3.c)
Concept	12.31.2010	03.31.2011	06.30.2011	06.30.2012	06.30.2013	06.30.2014	06.30.2015	06.30.2016	06.30.2017	Total
Receivables
Mortgages and lease receivables	—	—	—	—	—	244	—	—	—	1,328
Other receivables	8,587	5,101	5,101	3	1	2	344			104,032

Total	8,587	5,101	5,101	3	1	246	344	—	—	105,360

Liabilities
Trade accounts payables	—	—	—	—	—	—	—	—	—	115
Mortgages payable	—	—	—	—	—	—	—	—	—	—
Customer advances	—	—	—	—	—	—	—	—	—	—
Short and long term debts	—	—	—	—	—	—	52,097	—	463,950	626,960
Salaries and social security charges	—	—	—	—	—	—	—	—	—	—
Taxes payable	23	24	24	102	111	111	—	—	—	580
Other liabilities	—	—	—	—	—	—	72	—	—	17,281

Total	23	24	24	102	111	111	52,169	—	463,950	644,936

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2007

Stated in thousand of pesos

4.a.	Breakdown of accounts receivable and liabilities by currency and maturity

	Current			Non-current			Total in local currency	Total in foreign currency	Total
Items	Local Currency	Foreign currency	Total	Local currency	Foreign currency	Total
Receivables
Mortgages and leases receivables	6,651	7,189	13,840	219	1,109	1,328	6,870	8,298	15,168
Other receivables	69,115	33,184	102,299	97,450	6,582	104,032	166,565	39,766	206,331

Total	75,766	40,373	116,139	97,669	7,691	105,360	173,435	48,064	221,499

Liabilities
Trade accounts payable	6,358	1,137	7,495	—	115	115	6,358	1,252	7,610
Mortgages payable	—	14,755	14,755	—	—	—	—	14,755	14,755
Customer advances	111	21,644	21,755	—	—	—	111	21,644	21,755
Short and long term debt	6,728	109,964	116,692	52,097	574,863	626,960	58,825	684,827	743,652
Salaries and social security charges	3,195	—	3,195	—	—	—	3,195	—	3,195
Taxes payable	15,722	1,218	16,940	580	—	580	16,302	1,218	17,520
Other liabilities	5,793	3,960	9,753	48	17,233	17,281	5,841	21,193	27,034

Total	37,907	152,678	190,585	52,725	592,211	644,936	90,632	744,889	835,521

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2007

Stated in thousand of pesos

4.b.	Breakdown of accounts receivables and liabilities by adjustment clause

	Current			Non-current			Total without adjustment clause	Total with adjustment clause	Total
Items	Without adjustment clause	With adjustment clause	Total	Without adjustment clause	With adjustment clause	Total
Receivables
Mortgages and leases receivables	13,840	—	13,840	1,328	—	1,328	15,168	—	15,168
Other receivables	102,299	—	102,299	104,032	—	104,032	206,331	—	206,331

Total	116,139	—	116,139	105,360	—	105,360	221,499	—	221,499

Liabilities
Trade accounts payable	7,495	—	7,495	115	—	115	7,610	—	7,610
Mortgages payable	14,755	—	14,755	—	—	—	14,755	—	14,755
Customer advances	21,755	—	21,755	—	—	—	21,755	—	21,755
Short and long term debt	116,692	—	116,692	626,960	—	626,960	743,652	—	743,652
Salaries and social security charges	3,195	—	3,195	—	—	—	3,195	—	3,195
Taxes payable	16,940	—	16,940	580	—	580	17,520	—	17,520
Other liabilities	9,753	—	9,753	17,281	—	17,281	27,034	—	27,034

Total	190,585	—	190,585	644,936	—	644,936	835,521	—	835,521

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2007

Stated in thousand of pesos

4.c.	Breakdown of accounts receivable and liabilities by interest clause

Items	Current				Non-current
	Accruing interest		Not Accruing interest	Total	Accruing interest		Not Accruing Interest	Total	Total accruing interest			Not Accruing interest	Total
	Fixed rate	Variable rate			Fixed rate	Variable rate			Fixed rate	Variable rate	Total
Receivables
Mortgages and lease receivables	2,054	—	11,786	13,840	1,226	—	102	1,328	3,280	—	3,280	11,888	15,168
Other receivables	25,329	16,829	60,141	102,299	6,645	—	97,387	104,032	31,974	16,829	48,803	157,528	206,331
Total	27,383	16,829	71,927	116,139	7,871	—	97,489	105,360	35,254	16,829	52,083	169,416	221,499
Liabilities
Trade accounts payable	—	—	7,495	7,495	—	—	115	115	—	—	—	7,610	7,610
Mortgages payables	14,755	—	—	14,755	—	—	—	—	14,755	—	14,755	—	14,755
Customer advances	—	—	21,755	21,755	—	—	—	—	—	—	—	21,755	21,755
Short and long term debt	90,875	15,991	9,826	116,692	540,316	27,124	59,520	626,960	631,191	43,115	674,306	69,346	743,652
Salary and social security charges	—	—	3,195	3,195	—	—	—	—	—	—	—	3,195	3,195
Taxes payable	71	—	16,869	16,940	580	—	—	580	651	—	651	16,869	17,520
Other liabilities	69	—	9,684	9,753	—	15,311	1,970	17,281	69	15,311	15,380	11,654	27,034
Total	105,770	15,991	68,824	190,585	540,896	42,435	61,605	644,936	646,666	58,426	705,092	130,429	835,521

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2007

Stated in thousand of pesos

5.	Related parties

a.	Interest in related parties
See Exhibit C to the financial statements.

b.	Related parties debit/credit balances (Note 10)

Current mortgages and leases receivables

June 30, 2007
Related parties:
Alto Palermo S.A.	1,283
Altocity.Com S.A.	66
Banco de Crédito y Securitización S.A.	56
Consultores Assets Management S.A.	193
Consorcio Libertador	82
Cresud S.A.C.I.F y A.	389
Canteras Natal Crespo S.A.	40
ECIPSA Holding S.A.	3
Fundación IRSA	14
Hoteles Argentinos S.A.	1,817
Inversora Bolívar S.A.	987
Llao-Llao Resort S.A.	261
Patagonian Investment S.A.	68
Rummaala S.A.	15
Museo de los Niños	21
Cyrsa S.A.	29

Non - Current mortgages and leases receivables

June 30, 2007
Related parties:
Hoteles Argentinos S.A.	929

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2007

Stated in thousand of pesos

5. (Continued)

Other current receivables

June 30, 2007
Related parties:
Abril S.A.	41
Banco Hipotecario S.A.	11
Consultores Assets Management S.A.	44
Consorcio Libertador	12
Cresud S.A.C.I.F y A.	12
Canteras Natal Crespo S.A.	549
Fibesa S.A.	4
Inversora Bolivar S.A.	20,777
Llao-Llao Resorts S.A.	17,460
Ritelco S.A.	1,827
Estudio Zang, Bergel & Viñes	13
Directors	40
Patagonian Investment S.A.	3,473
Rummaala S.A.	2,544
Cyrsa S.A.	836
Sutton	13,329
Palermo Invest S.A.	13,507
Advances to Managers, Directors and Staff	112

Other non-current receivables

June 30, 2007
Related parties:
Inversora Bolivar S.A.	61,206
Llao-Llao Resorts S.A.	3,486
Advances to Managers, Directors and Staff	63

Current investments

June 30, 2007
Related parties:
Alto Palermo S.A.	4,357
Banco Hipotecario S.A.	411

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2007

Stated in thousand of pesos

5. (Continued)

Non-Current investments

June 30, 2007
Related parties:
Alto Palermo S.A.	98,166

Current accounts payables

June 30, 2007
Related parties:
Alto Palermo S.A.	2,846
Altocity.Com S.A.	5
Consorcio Libertador	50
Cresud S.A.C.I.F. y A..	232
Canteras Natal Crespo S.A.	1
Fibesa S.A.	1
Inversora Bolívar S.A.	446
Advances to Managers, Directors and Staff	28
Emprendimientos Recoleta S.A.	1
Estudio Zang, Bergel & Viñes	95
Shopping Alto Palermo S.A.	2
Nuevas Fronteras S.A.	6

Non-current accounts payables

June 30, 2007
Related parties:
Cresud S.A.C.I.F. y A..	41

Short-term debt

June 30, 2007
Related parties:
Cresud S.A.C.I.F. y A..	37,241
Ritelco S.A.	1,801

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of March 31, 2007

Stated in thousand of pesos

5. (Continued)

Other current liabilities

June 30, 2007
Related parties:
Alto Palermo S.A.	26
Hoteles Argentinos S.A.	620
Cyrsa S.A.	38
Ritelco S.A.	801
Directors	2,919

Other non-current liabilities

June 30, 2007
Related parties:
Ritelco S.A.	15,303
Directors	8

6.	Note 10.

7.	In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	See Notes 1.5.h., 1.5.i. and 1.5.j. to the financial statements.

9.	None.

10.	None.

11.	None.

12.	See Notes 1.5.h., 1.5.i., 1.5.j. and 1.5.o. to the financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2007

Stated in thousand of pesos

13.	Insured Assets.

	Insured amounts	Accounting values	Risk covered
AV MAYO 595	(1) 3,053	5,134	Fire, explosion with additional coverage and debris removal
AV MAYO 595	15,000	5,134	Third party liability with additional coverage and minor risks
AVDA. MADERO 942	(1) 1,691	2,468	Fire, explosion with additional coverage and debris removal
AVDA. MADERO 942	15,000	2,468	Third party liability with additional coverage and minor risks
BOUCHARD 710	(1) 83,194	68,390	Fire, explosion with additional coverage and debris removal
BOUCHARD 710	15,000	68,390	Third party liability with additional coverage and minor risks
BOUCHARD 551	(1) 149,597	241,899	Fire, explosion with additional coverage and debris removal
BOUCHARD 551	15,000	241,899	Third party liability with additional coverage and minor risks
CONSTITUCION 1111	(1) 391	777	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1111	15,000	777	Third party liability with additional coverage and minor risks
CONSTITUCION 1159	(1) 391	2,050	Fire, explosion with additional coverage and debris removal
CONSTITUCION 1159	15,000	2,050	Third party liability with additional coverage and minor risks
COSTEROS DIQUE IV	(1) 11,754	20,875	Fire, explosion with additional coverage and debris removal
COSTEROS DIQUE IV	15,000	20,875	Third party liability with additional coverage and minor risks
DIQUE 2 M10 (1l) Building A	(1) 24,363	18,471	Fire, explosion with additional coverage and debris removal
DIQUE 2 M10 (1l) Building A	15,000	18,471	Third party liability with additional coverage and minor risks
DOCK DEL PLATA	(1) 26,866	26,194	Fire, explosion with additional coverage and debris removal
DOCK DEL PLATA	15,000	26,194	Third party liability with additional coverage and minor risks
DOCK 13	(1) 62	1,595	Fire, explosion with additional coverage and debris removal
DOCK 13	15,000	1,595	Third party liability with additional coverage and minor risks
DORREGO 1916	15,000	13	Third party liability with additional coverage and minor risks
EDIFICIOS CRUCEROS	(1) 24,424	487	Fire, explosion with additional coverage and debris removal
EDIFICIOS CRUCEROS	15,000	487	Third party liability with additional coverage and minor risks
LAMINAR PLAZA	(1) 13,891	29,187	Fire, explosion with additional coverage and debris removal
LAMINAR PLAZ	15,000	29,187	Third party liability with additional coverage and minor risks
LIBERTADOR 498	(1) 64,540	41,061	Fire, explosion with additional coverage and debris removal
LIBERTADOR 498	15,000	41,061	Third party liability with additional coverage and minor risks
LIBERTADOR 602	(1) 1,691	2,831	Fire, explosion with additional coverage and debris removal
LIBERTADOR 602	15,000	2,831	Third party liability with additional coverage and minor risks
MADERO 1020	(1) 2,142	1,694	Fire, explosion with additional coverage and debris removal
MADERO 1020	15,000	1,694	Third party liability with additional coverage and minor risks
MAIPU 1300	(1) 36,972	42,347	Fire, explosion with additional coverage and debris removal
MAIPU 1300	15,000	42,347	Third party liability with additional coverage and minor risks
MINETTI D	(1) 113	72	Fire, explosion with additional coverage and debris removal
MINETTI D	15,000	72	Third party liability with additional coverage and minor risks
WORKS IN PROGRESS DIQUE IV	15,000	9,684	Third party liability with additional coverage and minor risks
RECONQUISTA 823	(1) 26,408	19,093	Fire, explosion with additional coverage and debris removal
RECONQUISTA 823	15,000	19,093	Third party liability with additional coverage and minor risks
RIVADAVIA 2768	(1) 395	295	Fire, explosion with additional coverage and debris removal
RIVADAVIA 2768	15,000	295	Third party liability with additional coverage and minor risks
SAN MARTIN DE TOURS	(1) 9,159	3,929	Fire, explosion with additional coverage and debris removal
SAN MARTIN DE TOURS	15,000	3,929	Third party liability with additional coverage and minor risks
SARMIENTO 517	(1) 68	98	Fire, explosion with additional coverage and debris removal
SARMIENTO 517	15,000	98	Third party liability with additional coverage and minor risks
SUIPACHA 652	(1) 20,760	12,292	Fire, explosion with additional coverage and debris removal
SUIPACHA 652	15,000	12,292	Third party liability with additional coverage and minor risks
TORRES JARDIN	(1) 845	472	Fire, explosion with additional coverage and debris removal
TORRES JARDIN	15,000	472	Third party liability with additional coverage and minor risks
TORRE RENOIR I	15,000	1,515	Third party liability with additional coverage and minor risks
VILLA CELINA	15,000	43	Third party liability with additional coverage and minor risks

(1)	The insured amounts are in U.S dollars and they are expressed at official buying exchange rate as of June 30, 2007, in accordance with Banco Nación records.

In our opinion, the above-described insurance policies cover current risks adequately.

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of June 30, 2007

Stated in thousand of pesos

14.	See Exhibit E.

15.	Not applicable.

16.	Not applicable.

17.	None.

18.	As our shareholders are aware, by virtue of our Non-secured Loan Contract for US$ 51 million and our Floating Rate Secured Negotiable Obligations to become mature in November 2009, there are certain restrictions as regards payment of dividend and distributions or re-purchase of debt or shares (“Restricted Payments”). Restricted Payment will be done if the conditions that follow are complied with: (i) that at the time of becoming effective and as a consequence of same it did not happen nor it happen an assumption of non-compliance, and (ii) that during the previous calculation period it does not happen a violation of the financial commitments assumed by virtue of the above-mentioned contracts.

To date, the Board of Directors continues analyzing the Company´s dividends policy.

Buenos Aires, July 30, 2007

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousand of pesos

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period.

See attached.

2.	Consolidated Shareholders’ equity structure as compared with the same period for the four previous years.

	June 30, 2007	June 30, 2006	June 30, 2005	June 30, 2004	June 30, 2003
Current Assets	1,175,790	481,788	389,735	261,651	297,476
NON-CURRENT ASSETS	2,969,109	2,258,333	2,134,691	1,946,675	1,784,480

TOTAL	4,144,899	2,740,121	2,524,426	2,208,326	2,081,956

Current Liabilities	652,082	419,228	310,977	256,022	188,738
NON-CURRENT LIABILITIES	1,395,693	385,138	515,381	522,213	629,988

SUBTOTAL	2,047,775	804,366	826,358	778,235	818,726

MINORITY INTEREST	450,410	449,989	445,839	470,237	454,044
Shareholders’ Equity	1,646,714	1,485,766	1,252,229	959,854	809,186

TOTAL	4,144,889	2,740,121	2,524,426	2,208,326	2,081,956

3.	Consolidated result structure as compared with the same period for the four previous years.

	June 30, 2007	June 30, 2006	June 30, 2005	June 30, 2004	June 30, 2003
Operating income (loss)	198,532	201,621	141,111	105,765	25,518
Amortization of goodwill	(1,472)	(1,080)	(1,663)	(2,904)	(6,631)
Financial results	4,099	(41,381)	(12,217)	10,546	315,301
Gain (loss) in equity investments	40,026	41,657	67,207	26,653	(14,701)
Other income and expenses, net	(14,100)	(18,263)	(14,834)	(13,636)	(859)

Net income before taxes	227,085	182,554	179,604	126,424	318,628
Income tax/ Asset tax	(87,539)	(58,791)	(53,207)	(25,720)	3,529
Minority interest	(32,449)	(27,190)	(23,152)	(12,842)	(35,712)

Net income - gain	107,097	96,573	103,245	87,862	286,445

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

4.	Statistical data as compared with the same period for the four previous years.

Summary of properties sold in units and in thousand of pesos.

	As of
Real Estate	June 30, 2007	June 30, 2006	June 30, 2005	June 30, 2004	June 30, 2003
Apartments & Loft Buildings
Torres Jardín	—	—	21	—	161
Torres de Abasto	—	—	21	—	462
Edificios Cruceros	8,383	10,031	—	—	—
Alcorta Plaza (1)	—	22,969	—	—	—
Concepción Arenal Y Dorrego 1916	—	—	—	9	100
Alto Palermo Park	390	63	—	—	5,305
Alto Palermo Plaza	—	—	—	—	3,322
Barrio Chico	8,557	—	—	—	—
Other	—	—	—	349	667

Residential Communities
Abril / Baldovinos (2) (3)	1,124	3,942	3,820	7,369	14,161
Villa Celina I,II and III	—	—	—	—	28
Villa Celina IV and V	—	—	—	23	—

Undeveloped parcel of lands
Canteras Natal	91	75	—	—	—
Benavidez	—	—	—	11,830	—
Caballito	—	22,815	—	—	—
Santa María del Plata	31,000	—	—	—	—

Other
Alsina 934	—	1,833	—	—	—
Hotel Piscis	—	—	—	—	9,912
Locales Comerciales (Abril)	—	—	1,213	—	—
Dique 5	—	—	—	—	393
Dique 6	—	—	—	—	140
Dique II	—	—	—	5,211	—
Dique III	26,206	41,808	23,624	—	—
Libertador 498	—	—	—	—	2,313
Constitución 1111	—	—	—	—	1,988
Madero 1020	—	—	3,543	4,774	5,626
Madero 940	—	—	—	—	1,649
Other	—	430	69	692	389

	75,751	103,966	32,311	30,257	46,616

(1)	Through Alto Palermo S.A.
(2)	It corresponds to local comercial of April that belong 50% to IRSA and 50% to IBSA.
(3)	Includes the revenues for the sale of Dormies.

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview (continued)

In thousand of pesos

5.	Key ratios as compared with the same period for the four previous years.

	June 30, 2007		June 30, 2006		June 30, 2005		June 30, 2004		June 30, 2003
Liquidity ratio
Current Assets	1,175,790	= 1.80	481,788	= 1.15	389,735	= 1.25	261,651	= 1.02	297,476	= 1.58

Current Liabilities	652,082		419,228		310,977		256,022		188,738

Indebtedness ratio
Total liabilities	2,047,775	= 1.24	804,366	= 0.54	826,358	= 0.66	778,235	= 0.81	818,726	= 1.01

Shareholders’ Equity	1,646,714		1,485,766		1,252,229		959,854		809,186

Solvency
Shareholders’ Equity	1,646,714	= 0.80	1,485,766	= 1.84	1,252,229	= 1.52	959,854	= 1.23	809,786	= 0.99

Total liabilities	2,047,775		806,001		826,358		778,235		818,726

Immobilized Capital
Non-Current Assets	2,969,109	= 0.72	2,258,333	= 0.82	2,134,691	= 0.85	1,946,675	= 0.88	1,784,480	= 0.86

Total Assets	4,144,899		2,740,121		2,524,426		2,208,326		2,081,956

Operating profitability before income tax and asset tax and minority interest

	June 30, 2007		June 30, 2006		June 30, 2005		June 30, 2004		June 30, 2003
Net income before taxes and minority interest	227,085	= 0.15	182,554	= 0.13	179,604	= 0.16	126,424	= 0.14	318,628	= 0.61

Shareholders´ Equity at year end excluding net income for the year	1,539,617		1,389,193		1,148,984		871,992		522,741

6.	Brief comment on the outlook for the coming year.

See Attached.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

IRSA Inversiones y Representaciones Sociedad Anónima

C.U.I.T.: 30-52532274-9

1.	We have audited the accompanying balance sheets of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) at June 30, 2007 and 2006, and the related statements of income, of changes in shareholders’ equity and of cash flows for the years then ended and the complementary notes 1 to 26 and exhibits A, C, D, E, F, G, H and I. Furthermore, we have audited the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries for the years ended on June 30, 2007 and 2006, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.	We conducted our audits in accordance with auditing standards accepted in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits provide a reasonable basis for our opinion.

3.	In our opinion:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima mentioned in paragraph 1 present fairly, in all material respects, its financial position at June 30, 2007 and 2006 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

b)	the consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries present fairly, in all material respects, their consolidated financial position at June 30, 2007 and 2006 and the consolidated results of their operations and their cash flows for the years then ended, in accordance with professional accounting standards in effect in the Autonomous City of Buenos Aires.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors (Cont.)

4.	In accordance with current regulations we report that:

a)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima and its consolidated financial statements are pending transcription into the “Inventory and Balance Sheet” book and, insofar as concerns our field of competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent CNV resolutions;

b)	the financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission, at the date of issue, those financial statements are being transcribed into the Journal;

c)	we have read the business highlights report and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at June 30, 2007, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to thousands of Ps. 320, none of which was claimable at that date.

Autonomous City of Buenos Aires, July 30, 2007.

PRICE WATERHOUSE & Co. S.R.L. (Partner)	ABELOVICH, POLANO & ASOCIADOS (Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Andrés Suarez Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 245 Fº 61	Dr. José Daniel Abelovich Public Account (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 F° 191 Professional Registration of the Firm C.P.C.E.C.A.B.A. T° 1 F° 240

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: August 7, 2007